As filed with the Securities and Exchange Commission on February 7, 2013

Registration No. 333-1.22.13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT

NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Homeowners of America Holding Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6331	57-1219329

(State or Other	(Primary Standard Industrial	(I.R.S. Employer
Jurisdiction of Incorporation or	Classification Code Number)	Identification Number)
Organization)

Homeowners of America Holding

Corporation

1333 Corporate Drive, Suite 325

Irving, TX  75038

(972) 607-4241

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal

Executive Officers)

Spencer W. Tucker

President and Chief Executive Officer

Homeowners of America Holding

Corporation

1333 Corporate Drive, Suite 325

Irving, TX 75038

(972) 607-4241

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William N. Haddad, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY  10022

(212) 521-5400

 (212) 521-5450 (facsimile)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 Exchange Act. (Check one)

☐ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated files (Do not check if a smaller reporting company)	☒ Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title
of Each Class				Proposed
of Securities		Proposed		Maximum
to Be	Amount To Be	Maximum Offering		Aggregate Offering	Amount
Registered	Registered(1)	Price Per Share		Price	of Registration Fee
Common Stock, par value $0.0001 per share	5,900,000	$1.50	(2)	$8,850,000	$1,207.14	(3)

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)	The selling stockholders may sell their shares of the registrant’s common stock at a fixed price of $1.50 per share (the exercise price of the registrant’s last issued stock options) until the shares of the registrant’s common stock are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The registrant’s common stock is presently not traded on any market or securities exchange, and the registrant has not applied for listing or quotation on any public market.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 7, 2013

5,900,000 Shares

Common Stock

This prospectus relates to the resale by selling stockholders named herein of up to an aggregate of 5,900,000 shares of common stock, par value $0.0001 per share, of Homeowners of America Holding Corporation.

There is no public market for our common stock. We intend to seek a qualification for our common stock to be quoted on the Over-the-Counter Bulletin Board; however, no assurance can be given as to our success in qualifying for quotation on the OTCBB. The selling stockholders may sell their shares of our common stock at a fxed price of $1.50 per share (the exercise price per share of our last issued stock options) until our common stock is quoted on the OTCBB, and thereafter in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 66, including transactions on any stock exchange, market or facility on which our common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. We have no basis for estimating either the number of shares of our common stock that will ultimately be sold by the selling stockholders or the prices at which such shares will be sold.

All of the shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholders. We are bearing all of the expenses in connection with the registration of the shares of common stock, but all selling and other expenses incurred by the selling stockholders, including commissions and discounts, if any, attributable to the sale or disposition of the shares will be borne by them.

We are an ‘‘emerging growth company’’ as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

You should read this prospectus, the applicable prospectus supplement, if any, and other offering materials carefully before you invest.

An investment in our common stock involves substantial risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2013

TABLE OF CONTENTS

Prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward looking statements include statements about our expectations, beliefs or intentions regarding our product development efforts, business, financial condition, results of operations, strategies or prospects. All statements other than statements of historical fact included in this prospectus, including statements regarding our future activities, events or developments, including such things as future revenues, product development, market acceptance, responses from competitors, capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success, projected performance and trends, and other such matters, are forward-looking statements. The words “believe,” “expect,” “intend,” “anticipates,” or “propose,” and other similar words and phrases, are intended to identify forward-looking statements. The forward-looking statements made in this prospectus are based on certain historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These statements relate only to events as of the date on which the statements are made and we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties, the occurrence of which could adversely affect our business, include the risks identified in this prospectus under the caption “Risk Factors” beginning on page 6.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus, including the section entitled “Risk Factors,” and our financial statements and the notes thereto before deciding to invest in our common stock. Unless the context otherwise requires, the terms “we”, “our”, “ours” and “us”, refer to Homeowners of America Holding Corporation, a Delaware corporation.

Our Business

Overview

Homeowners of America Holding Corporation is a property and casualty insurance holding company incorporated in Delaware in 2005. In May of 2006 we began selling property and casualty insurance products in Texas through our subsidiary, Homeowners of America Insurance Company. We currently offer products in Texas only. Our products are sold to the public through independent insurance agents. At present we offer homeowners, dwelling fire and extended coverage, tenant, and condominium owners policies.

We had, until recently, offered private passenger automobile policies to homeowners in Texas and had offered residential property policies in Oklahoma. The Texas private passenger automobile and Oklahoma business is currently being non-renewed. The Texas private passenger automobile program was discontinued because we were unable to capture a sufficient portion of the market at pricing which we deemed adequate to cover our expenses and provide a margin for profits. We left the Oklahoma residential property market because of unprecedented, continual severe convective thunderstorm activity resulting in excessive hail, windstorm and tornado losses which contributed to unacceptable uncertainty as to future results in that state.

As of September 30, 2012 we had 56,079 policyholders, total assets of $70,886,009 and stockholders’ equity of $4,129,787. Of the 56,079 policyholders, 1,344 were private passenger automobile policyholders. The balance, 54,735, were Texas residential property policyholders.

We offer products with competitive prices in segments of the business that have proven long-term profitability. We are heavily invested in automated underwriting tools and use a variety of underwriting methods to select risks. Efficiency is achieved through automation. All business is sourced and processed through internet-enabled applications. Our user-friendly agent portal enables agents to rapidly quote and issue policies. Automation, a highly responsive and experienced underwriting and customer service staff, and local knowledge of the market all give us a competitive advantage.

In 2010, we formed a managing general agency, Homeowners of America MGA, Inc. (or “HAMGA”). HAMGA provides underwriting, policy administration and claims services to our insurance company.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of this prospectus, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we are entitled to rely on certain scaled disclosure requirements and other exemptions, including an exemption from the requirement to provide an auditor attestation to management’s assessment of its internal controls as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. We may at any time voluntarily elect to cease to avail ourselves of the scaled disclosure and other exemptions available to us as an emerging growth company, and have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. See the risk factor entitled “We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.” As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The JOBS Act is intended to reduce the regulatory burden on emerging growth companies. As long as we qualify as an emerging growth company, we will also, among other things:

•	be exempt from the “say on pay” provisions (requiring a non-binding vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements certain executive officers in connection with mergers and certain other business combinations) of The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of Chief Executive Officers;
•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended and instead provide a reduced level of disclosure concerning executive compensation; and
•	be exempt from any rules that may be adopted by the Public Company Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Notwithstanding the above, we are also currently a “smaller reporting company” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time are we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Our Market and Opportunity

On December 31, 2011, HAIC’s market share for Texas homeowners business was estimated by SNL Financial at .56% of an estimated $6.0 billion market, expressed in terms of premiums. SNL ranked HAIC as the 20th largest Texas homeowners company in terms of Texas premiums.

The Texas residential property market is dominated by large, national insurance companies, who market through captive agents. However, the Texas market is large enough, at $6.0 billion, to accommodate a smaller company providing local knowledge and service, able to focus its attention on the more profitable segments of the Texas market and the needs of Texas independent agents.

Further, as a consequence of the catastrophic losses in Texas over the last several years, a large part of the Texas residential property market is experiencing a degree of dysfunction, which creates an opportunity for a smaller company to select business in profitable segments.

In recent years, including 2008, 2009, 2011 and 2012, Texas has experienced numerous catastrophic severe convective thunderstorms, among other catastrophes. In 2011 and 2012 alone, thunderstorms have caused insureds catastrophic losses estimated at $4.65 billion. This has created a hard market in North Texas (where many of these storms have occurred) for residential property insurance as companies begin to withdraw, restrict sales, and increase prices.

The Texas Gulf Coast continues to be a hard market as well for residential property products for similar reasons, but related more to anticipated hurricane losses as well as losses sustained during hurricane Ike.

Competitive Strengths

All of our business is sourced through internet-enabled applications. Our agents use the internet to quote and issue policies, conduct other transactions, and look up policyholder information. The agent portal or interface, and the actions required by the agents, are designed to be simple and rapid to use. Our commitment to technology has enabled us to grow rapidly without a loss in efficiency, while providing our agents with a highly satisfactory transactional experience.

Although automated underwriting tools are used extensively to qualify and price policies, some polices cannot be automatically underwritten, as they are outside the acceptable “underwriting box”. To support our agents and our policyholders, we have local, experienced, and responsive underwriting and customer service personnel. Our timely responsiveness to our agents and the underwriting support we give them is an important component of our business philosophy. We consider our relationships with our agents to be excellent as a result.

Our management team has many years of insurance experience in Texas. Our knowledge of the Texas market helps us to better identify those market segments known by us to produce superior profit opportunities, and to avoid those that do not. Our pricing philosophy is to maximize profit margins within credible segments of the market while avoiding segments of the market where opportunities for profit are limited. This allows us to set prices competitively within self-selected (based on price) market segments.

We have long-standing relationships with a large number of successful and productive independent agents in Texas. Many of these relationships predate the founding of our company.

We are a Texas-based company focusing on residential property business. As such, we can spend virtually all of our time researching and developing ways to improve our core business. This specialization, our use of technology, and our relatively small size, allow us to swiftly identify and react to opportunities and changes in the Texas market. If and when we expand into additional significant markets, we will staff the Company with personnel who are intimately familiar with each new market.

Competitive Weaknesses

We are a new company competing against larger, well-established companies. Most of our competitors and all of the large competitors that dominate the personal lines insurance market in Texas and elsewhere are well-recognized and respected brands, such as State Farm, Allstate, Farmers, Nationwide, Travelers, USAA, Liberty Mutual, and others. These companies are known to independent agents and consumers alike. These brands continue to advertise heavily on television and through other media, while we do not.

Most of our competitors, again all the large, well-known brands, have a satisfactory financial stability rating from A.B. Best of B+ or higher, whereas we are not rated by A.M. Best and must rely on our Demotech, Inc. rating to compete. This puts us in an inferior competitive position as A.M. Best is better known and more highly regarded among independent agents, lenders, and consumers. A Demotech, Inc. rated company is generally acceptable to lenders throughout the United States, but Demotech tends to be unknown to independent agents in many parts of the United States, especially those who market insurance products away from the Gulf and Atlantic coasts.

Unlike our established competitors we must rely heavily on reinsurers for financial support in order to achieve our revenue objectives. This reliance may adversely affect our ability to compete price-wise, should our reinsurance costs significantly increase.

Our larger competitors have the advantage of spreading their risks over a more diverse insurance product offering and broader geographical markets than we can. This can give them a competitive advantage through efficient allocation of risks and costs as well as reduced operating costs through economies of scale.

Further, the ability of our main competitors to be able to offer a number of consumer focused insurance products including private passenger automobile, personal liability umbrellas and even life, health as well as various commercial coverages and other financial services products while we offer only residential property coverage, appeals to consumers who prefer to consolidate their insurance solutions with a single supplier. Broader product offerings also make our competitors more appealing to independent agents.

Our Strategies

Our long-term strategy in the Houston metropolitan area is to increase the proportion of business we write there. We believe that hard-market conditions in that area present an unusual opportunity to write business with a greater profit potential. At the same time, we must also limit growth in Gulf Coast counties in order to avoid undue exposure to hurricane risks or uneconomical increases in our cost of reinsurance. We are exploring ways to utilize our MGA to take greater advantage of the existing Houston market. HAMGA is positioned to write business with unaffiliated insurers, which would allow us to generate fee income without the attendant underwriting risks.

A current strategy is to limit growth in North Texas. We wish to reduce the inconsistency of underwriting results that is caused mainly by frequent severe thunderstorms, predominantly in North Texas. While we wish to maintain overall growth, we will reduce the percentage of business in the Dallas-Fort Worth metropolitan area.

We will continue to manage our business through automated and non-automated selective underwriting processes and through creative pricing and product design. This allows us to attract and select the most potentially profitable segments of the market.

We will continue to take advantage of technological changes. As an example, with the help of our technology provider, IDMI, Inc., we are developing a “consumer portal”, which will enable consumers to make payments, view their policy information, and conduct other transactions through the internet. We are also developing, along with IDMI, a “direct business” portal, which would allow us to quote prices to potential customers shopping the internet. In Texas our intent is to use this means to drive new business to our agents. If and when we expand beyond Texas, we may also use this portal to do business directly with policyholders.

Our long-term growth strategy includes continued growth of our Texas residential property business and expansion of our residential property business into other states, but within the constraints imposed by our pricing philosophy, our competitors, and our capital resources.

Corporate Information

Our principal executive offices are located at 1333 Corporate Drive, Suite 325, Irving, TX 75038 and our telephone number is (972) 607-4241. Our website address is www.hoaic.com. Information contained on our website or that can be accessed through our website does not constitute a part of this prospectus and is not incorporated herein by reference.

The Offering

Common stock offered by the selling stockholders:	5,900,000 shares, including 5,000,000 shares of common stock issuable upon the conversion of our Series A Preferred Stock and Series B Preferred Stock.

Common stock outstanding:	900,000 shares as of February 4, 2013, excluding shares of common stock issuable upon exercise of outstanding warrants and stock options.

Trading market:	There is currently no market for our common stock and we can offer no assurances that a market for our shares of common stock will develop in the future. We intend to seek a qualification for our common stock to be quoted on the OTCBB; however, no assurance can be given as to our success in qualifying for quotation on the OTCBB.

Price per share:	Our common stock will be quoted on the OTCBB, and will be sold at prevailing market prices or privately negotiated prices.

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered hereby.

Risk factors:	We are subject to a number of risks that you should be aware of before you decide to purchase our common stock. These risks are discussed more fully in the section captioned “Risk Factors,” beginning on page 6 of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below together with the other information included in this prospectus before purchasing our securities in this offering. If any of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to Our Business

Because our insurance subsidiary currently conducts business in only one state, any single catastrophic event or other condition affecting losses in that particular state could adversely affect our insurance subsidiary’s business, financial condition, and results of operations.

Our insurance subsidiary conducts business in only one state, the State of Texas. While our insurance subsidiary actively manages its exposure to catastrophic events through its underwriting process and the purchase of reinsurance, a single catastrophic event, destructive weather pattern, general economic trend, regulatory development or other condition specifically affecting the State of Texas could have a disproportionately adverse impact on our insurance subsidiary’s business, financial condition, and results of operations. In addition, the fact that our insurance subsidiary’s business is concentrated in the State of Texas subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as severe thunderstorms, hurricanes, tropical storms, and floods. Changes in the prevailing regulatory, legal, economic, political, demographic, competitive, and other conditions in the State of Texas could also make it less attractive for our insurance subsidiary to do business in the State of Texas and would have a more pronounced effect on our insurance subsidiary than it would on other insurance companies that are more geographically diversified. Because our insurance subsidiary’s business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the State of Texas could have an adverse effect on its business, financial condition, and results of operations.

Our results may fluctuate based on many factors including cyclical changes in the insurance industry.

The insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. An increase in premium levels is often over time offset by an increasing supply of insurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly. These factors may also cause the price of our common stock to be volatile.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our ability to transact business would be materially and adversely affected.

Increased competition, competitive pressures, industry developments and market conditions could affect the growth of our business and adversely impact our financial results.

The property and casualty insurance industry is cyclical and, during times of increased capacity, highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. Our principal competitors cannot be easily classified. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and other companies that write insurance only in Texas. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverages offered, availability of coverage desired by customers, commission structure and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business may be negatively affected by the fact that we are not rated by A.M. Best. We are Rated by Demotech, Inc. Mortgage companies and independent agents operating in the state of Texas generally accept a Demotech rating. However, in some states, mortgage companies require homeowners to obtain property insurance from an insurance company with a certain minimum A.M. Best rating. Further, some independent agents are reluctant to do business with a company that is not rated by A.M. Best. As a result, the minimum A.M. Best rating requirement may prevent us from expanding our business into other states or into certain independent agencies, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

In addition, industry developments could further increase competition in our industry. These developments could include:

•	an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better pricing and/or terms;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage;

•	changing practices caused by the Internet, which has led to greater competition in the insurance business;

•	changes in Texas’ regulatory climate; and

•	the passage of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiary.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

If our actual losses from insured claims exceed our loss reserves, our financial results would be adversely affected.

We record reserves for specific claims incurred and reported and reserves for claims incurred but not reported. The estimates of losses for reported claims are established judgmentally on an individual case basis. Such estimates are based on our particular experience with the type of risk involved and our knowledge of the circumstances surrounding each individual claim. Reserves for reported claims consider our estimate of the ultimate cost to settle the claim, including investigation and defense of the claim, and may be adjusted for differences between costs originally estimated and costs re-estimated or incurred. Reserves for incurred but not reported claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. We use a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. While management believes that amounts included in the consolidated financial statements are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Our objective is to set reserves that are adequate and represent management’s best estimate; that is, the amounts originally recorded as reserves should at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserve development to verify reserve adequacy. Any adjustment to reserves is reflected in underwriting results for the accounting period in which the adjustment is made.

Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves which could have a material adverse effect on our future financial condition, results of operations and cash flows. To date, loss reserves have been adequate to cover losses incurred, including losses incurred but not reported. We have had no difficulty in establishing and maintaining adequate reserves for losses.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth will depend on our ability to expand the number of insurance policies we write in Texas, to expand the kinds of insurance products we offer, and to expand the geographic markets in which we do business, all balanced by the business risks we choose to assume and cede. Unexpected catastrophic events in our market areas, such as the severe thunderstorms experienced in Texas in recent years, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we are able to raise additional capital.

We may require additional capital in the future which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained earnings will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth, profitability, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of existing stockholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected. At present we have adequate capital to meet current levels of new business production and anticipated growth within the markets we serve and the products we offer. However, additional capital may be needed if we decide to expand operations into additional states or if we decide to immediately and significantly reduce our need for and reliance on reinsurance.

Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our company’s capital and surplus, premiums and loss reserves.

A portion of our income is, and likely will continue to be, generated by the investment of our company’s capital and surplus, premiums and loss reserves. The amount of income so generated is a function of our investment policy, available investment opportunities, and the amount of capital and surplus, premium and loss reserves invested. As we continue to grow and to deploy our capital, the proportion of income invested will decrease, and investment income will make up a smaller percentage of our net revenue. Currently, all of our capital is invested in money market funds or in bank deposits (i.e., certificates of deposit) that mature in no more than eighteen months. Fluctuating interest rates and other economic factors make it impossible to estimate accurately the amount of investment income that will be realized. In fact, we may realize losses on our investments.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are therefore subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires and by man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event, the type of catastrophe and the severity of the event. Our policyholders are currently concentrated in Texas, which is especially subject to adverse weather conditions such as severe thunderstorms, hurricanes and tropical storms. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material adverse impact on our results of operations and financial condition. See the risk factor below entitled “Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance may increase and we may not be able to successfully alleviate risk through reinsurance arrangements” for a discussion of our reinsurance coverage.

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiary.

Litigation against property and casualty insurance insurers in Texas has increased in recent years. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of our insurance subsidiary inadequate for current and future losses.

Although we follow the industry practice of reinsuring a portion of our risks we may not be able to successfully alleviate risk through reinsurance arrangements.

Reinsurance is the practice of transferring part of an insurance company’s liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. Our reinsurance structure is comprised of numerous reinsurance companies with varying levels of participation providing coverage for loss and loss adjustment expense (“LAE”) at pre-established minimum and maximum amounts. In accordance with our minimum requirements, our amount of reinsurance coverage is determined by subjecting our homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of the amount of our probable maximum loss from a storm of severity that occurs once in every 100 years or greater. Our amount of losses retained (our deductible) in connection with a catastrophic event is determined by market capacity, pricing conditions and surplus preservation. Losses incurred in connection with a catastrophic event below the minimum and above the maximum are the responsibility of our insurance subsidiary. For the 2012-2013 treaty period, we retain an aggregate of $300,000 in loss and LAE for each of the first two catastrophic events. We have purchased reinsurance treaties to insure our insurance subsidiary to the standard which consists of first and second event coverage greater than the 1- in -100 year level, as required by us. We purchased coverage totaling $65 million of aggregate loss and LAE. Single catastrophe losses and LAE exceeding $65 million are our responsibility.

Although we follow the industry practice of reinsuring a portion of its risk through reinsurance various types of reinsurance programs, including quota share, excess of loss and catastrophe excess of loss, we may not be able to successfully alleviate risk through such reinsurance arrangements. The pricing for these types of reinsurance is based on both on the experience of HAIC’s book of business as well as the overall experience of the global property and casualty insurance industry. The cost of the quota share reinsurance is reflected in the amount of the ceding commission allowance reinsurers pay HAIC of the production of the business. Should the allowance offered to HAIC by reinsurers not reflect the actual cost of producing the business, this would create a risk to the current business model and adversely affect the business. Both types of excess of loss reinsurance used by HAIC allows the sharing of losses on both a per risk and per occurrence basis, allowing HAIC to underwrite larger amounts of business than it would be able to, without this coverage. Reinsurers charge for this type of coverage by taking a percentage of the premium earned on each policy included in the program. The rising cost of this type of coverage, which could limit HAIC ability to obtain adequate levels of coverage could limit HAIC ability to write policies with certain risk limits and or limit its ability to take on additional business over concerns of risk concentration. Both instances would mean a reduction in business volume and would adversely affect the operating results of the company.

We face a risk of non-availability of reinsurance, which could materially and adversely affect our ability to write business and our results of operations and financial condition.

Market conditions beyond our control, such as the amount of capital in the reinsurance market and natural and man-made catastrophes, determine the availability and cost of the reinsurance protection we purchase. We cannot be assured that reinsurance will remain continuously available to the same extent and on the same terms and rates as are currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that are considered sufficient, we may have to accept an increase in our net exposures and we may have to reduce our insurance writings. Either of these potential developments could have a material adverse effect on our financial position, results of operations and cash flows.

We face a risk of non-collectability of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.

As is common practice within the insurance industry, we transfer a portion of the risks insured under our policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect our insurance subsidiary against the severity of losses on individual claims, unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss and catastrophic events. Although reinsurance does not discharge our insurance subsidiary from its primary obligation to pay for losses insured under the policies it issues, reinsurance does make the assuming reinsurer liable to the insurance subsidiary for the reinsured portion of the risk. A credit exposure exists with respect to ceded losses to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. The collectability of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors. We are selective with regard to our reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from A.M. Best, Standard & Poor’s, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. We perform credit reviews on our reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. We may require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. A reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure including:

•	engaging in vigorous underwriting;

•	carefully evaluating terms and conditions of our policies;

•	focusing on our risk aggregations by geographic zones, credit exposure and other bases; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in all of these tactics. No assurance can be given that an event or series of unanticipated events will not result in loss levels which could have a material adverse effect on our financial condition or results of operations.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to weather exclusions relating to homes in close proximity to the coast line.

While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely effect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

We may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting talent and other skilled employees who are knowledgeable about our business. If the quality of our underwriters and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations, which could adversely affect our results.

Because we have relatively few employees, the loss of, or failure to attract, key personnel could also significantly impede the financial plans, growth, marketing and other objectives of our insurance subsidiary. Our insurance subsidiary’s success depends to a substantial extent on the ability and experience of the members of its senior management team. Our insurance subsidiary believes that its ability to grow and future success will depend in large part on its ability to attract and retain additional skilled and qualified personnel and to expand, train and manage its employees. Our insurance subsidiary may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense. We have employment agreements with some but not all key personnel.

To date we have had no difficulty attracting qualified personnel to support our operations. None of our personnel have indicated that they will resign or retire.

Our information technology systems may fail or suffer a loss of security which could adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., quoting and issuing our policies, billing and applying payments, the printing and mailing of our policies, endorsements, renewal notices, etc). The failure of these systems could interrupt our operations. This could result in a material adverse effect on our business results.

The development and expansion of our business is dependent upon the successful development and implementation of advanced computer and data processing systems. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations. We license the software used in our policy administration process (PTS) from a third party, IDMI, Inc. IDMI also maintains PTS. In addition, we outsource the hosting and operating of our policy administration system with another third party, Primoris, Inc. Primoris Services LLC, an affiliate of IDMI, hosts PTS on its servers located in Warner Robbins, Georgia. The PTS systems system and policy records are backed up nightly and stored offsite at VENYU, Inc., located at Shreveport-Bossier City, LA. As an enhancement to our data security protocol, Primoris is in the process of setting up a mirror hosting service, with the back-up facility located in Atlanta GA. It is anticipated that the mirror site processing center will be operational by the end of Q1 2013. Primoris is an SOC 1 (SSAE 16) Type II facility.

The Company’s insurance subsidiary is highly dependent on the successful and uninterrupted functioning of its computer systems. We rely on these systems to quote and underwrite our business, bill premium and issue policies to customers as well as provide financial data. The failure of the system through natural disaster and or power outages could disrupt our operations and could result in a material adverse effect on our business. The Company has addressed this risk through the establishment of back up facilities for data and source code built to DOD anti-terrorism force protection codes, at one of the most physically secure commercial data centers in the country. The Company will enhance its backup / data recovery capabilities by bringing on-line the mirror processing systems.

The license and maintenance agreement with IDMI may be terminated by us with 45 days written notice or by IDMI in the event of a material breach of the agreement (such as non-payment) by us. If termination of the IDMI agreement occurs, we may be required to spend significant capital and other resources to purchase and implement PTS or a replacement software system, and to staff and support the technologists that would be needed to maintain and operate our processing system. Alternatively, we could outsource our policy administration process with another third party, which would also require significant expenditures.

The hosting and operating agreement with Primoris may be terminated by us with 90 days written notice or by Primoris in the event of a material breach by us of the agreement. If termination of this agreement occurs, we may be required to spend significant capital and other resources to purchase and implement the hardware needed to host and operate PTS, and possibly to staff and support the technologists that would be needed to maintain and operate our processing system. Alternatively, we could outsource our PTS hosting and operating functions with another third party, which could also require significant expenditures.

Any failure on the part of a third party to properly maintain our policy administration system (PTS), or to host and operate PTS could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. It is critical that these facilities and infrastructure remain secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

We rely on independent agents to write our insurance policies, and if we are not able to attract and retain independent agents, our revenues would be negatively affected.

We write insurance policies through approximately 800 independent agents in Texas, some of whom write a significant amount of business with us. We rely on these independent agents as the only source for our property insurance policies.

Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues. To date we have not experienced difficulty attracting new independent agents to support our new business and growth objectives.

We are only rated by Demotech, Inc. and do not have a rating from A.M. Best. The Demotech rating alone may not be sufficient to allow us to expand into parts of the United States where Demotech is not as well known or as widely used.

We are not rated by A.M. Best, although we are rated “A, Excellent” by Demotech, Inc. We have never been reviewed by A.M. Best and do not intend to seek a rating from A.M. Best until we believe we can secure a minimum rating of B+, that being the minimum accepted by most lenders as well as many independent agents. Our analysis, applying known A.M. Best rating criteria, shows that we will need additional capital before we can qualify for an acceptable A.M. Best rating. Unlike Demotech, A.M. Best tends to penalize companies that are highly leveraged, i.e. that utilize reinsurance to support premium writings. HAIC has a gross premium to capital ratio of nearly 9-to-1, although our net premium to capital ratio is less than 1-to-1. We would need to reduce our gross ratio to perhaps 2-to-1, either by increasing capital (the denominator) or decreasing premium writings (the numerator). Capital is expected to grow over time, but in order to achieve our premium revenue objectives and maintain size efficiency, we must continue to rely on reinsurers to ameliorate risks and provide financial support. In summary, we do not plan to give up revenues or efficiency of size as a means to qualify for an acceptable A.M. Best rating. Our Demotech rating has proved satisfactory to date in attracting an acceptable amount of business from independent agent and satisfies lenders as to our financial stability.

A rating by A.M Best is more widely accepted by lenders, independent agents and consumers than a Demotech rating. A.M. Best has been the rating standard relied upon to rate insurance companies in the United States for many years. The Demotech rating alone may not be sufficient to allow us to expand into parts of the United States where Demotech is not as well known or as widely used. However, Demotech’s rating has been sufficient in Texas and we expect it to be sufficient in expansion states that the Company has under study.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and the financial condition of our insurance subsidiary depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, LAE and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim settlement practices, and restoration costs; and

•	legislatively imposed consumer initiatives.

A failure to adequately price risks will negatively affect future underwriting profits. We could also overprice risks, which could reduce our sales volume and competitiveness. In either event, the profitability of our insurance subsidiary could be materially and adversely affected.

We will incur additional costs as a result of being a public company, which could reduce our profits.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in the corporate governance practices of public companies, including rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K. Compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs, which could increase our operating costs and reduce our profits.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We are an emerging growth company as defined in the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of this prospectus, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Risks Related to Regulation of our Insurance Operations

As an insurance holding company, we are currently subject to regulation by the State of Texas and in the future may become subject to regulation by certain other states or a federal regulator.

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements.

Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system, may be subject to prior notice to, or prior approval by, state regulatory authorities. If we are unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action which could adversely affect our operations.

Our insurance subsidiary currently operates only in the State of Texas. In the future, our insurance subsidiary may become authorized to transact business in other states and therefore will become subject to the laws and regulatory requirements of those states. These regulations may vary from state to state, and states occasionally may have conflicting regulations. Currently, the federal government’s role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

Our insurance subsidiary is subject to extensive regulation which may reduce our profitability or inhibit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

The insurance industry is highly regulated and supervised. Our insurance subsidiary is subject to the supervision and regulation of the state in which it is domiciled (Texas) and the state(s) in which it does business (currently only Texas). Such supervision and regulation is primarily designed to protect our policyholders rather than our stockholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

•	the content and timing of required notices and other policyholder information;

•	the amount of premiums the insurer may write in relation to its surplus;

•	the amount and nature of reinsurance a company is required to purchase;

•	participation in guaranty funds and other statutorily-created markets or organizations;

•	business operations and claims practices;

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their products;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiary to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves as required by statutory accounting rules.

The Texas Department of Insurance and regulators in other jurisdictions where our insurance subsidiary may become licensed conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers’ business practices. These reviews may reveal deficiencies in our insurance operations or differences between our interpretations of regulatory requirements and those of the regulators.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

The Company's insurance subsidiary, HAIC is not currently subject to any regulatory investigations or settlements.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

Changes in regulation may reduce our profitability and limit our growth.

We are subject to extensive regulation in the state in which we conduct business (currently only Texas). This regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and other investors in the insurance company or its affiliates, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, trade practices and claims practices, participation in guaranty funds and other statutorily-created markets or organizations, changes in control, premium rates and a variety of other financial and non-financial components of an insurance company’s business. The National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are constantly reexamining existing laws and regulations, generally focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property and casualty insurance. Texas lawmakers may enact legislation that reduces our profitability, limits our growth, or otherwise adversely affects our operations.

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of “market assistance plans” under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain policies in mid-term or to nonrenew policies at their scheduled expirations, (iii) advance notice requirements or limitations imposed for certain policy non-renewals, (iv) limitations upon or decreases in rates permitted to be charged, (v) expansion of governmental involvement in the insurance market, and (vi) increased regulation of insurers’ policy administration and claims handling practices.

Currently, the federal government does not directly regulate the insurance business. However, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal charter, similar to banks. In addition, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, can significantly impact the insurance industry and us.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements, or that creation of a federal insurance regulatory system will not adversely affect our business or disproportionately benefit our competitors. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our operations.

Our insurance subsidiary is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our insurance subsidiary is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of Texas. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require our insurance subsidiary to report its results of risk-based capital calculations to state departments of insurance and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is the number determined by applying the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

Since beginning operations in 2006 the Company has not been dependent on the receipt of dividends from its operating subsidiaries to pay dividends to its stockholders. Neither HAIC, the Company’s insurance subsidiary nor HAMGA paid any dividend through December 31, 2011. The Company was able to finance its operations and maintain the statutory required capital of its insurance subsidiary from its original organizational financing and the small amount of interest income earned on invested assets. This was possible through careful expense management by the Company and through very limited debt obligations (primarily for the purchase of its policy maintenance system), which was serviced through the operations of its insurance subsidiary. In 2012 HAMGA paid two dividends to the Company totaling $800,000. These funds were used to increase the capital of the Company’s insurance subsidiary by $500,000 and to finance the expenses of the stock registration project.

In addition, our insurance subsidiary is required to maintain certain minimum capital and surplus and to limit its net written premiums (direct premiums net of reinsurance premiums) to specified multiples of its capital and surplus. The insurance subsidiary could exceed these ratios if its volume increases faster than anticipated, if it cannot purchase adequate reinsurance, or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by our insurance subsidiary to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by the laws of Texas (or other states where we may eventually conduct business) could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our status as an insurance holding company could adversely affect our ability to meet our obligations and pay dividends.

As an insurance holding company, we are in part dependent on dividends and other permitted payments from our insurance subsidiary to pay any cash dividends to our stockholders, to service debt and for our operating capital. The ability of our insurance subsidiary to pay dividends to us is subject to certain restrictions imposed under Texas insurance law. Business and regulatory considerations may impact the amount of dividends actually paid, and prior approval of dividend payments may be required.

Risks Related to an Investment in Our Securities

There has been no established public trading market for our securities and your investment may be illiquid for an indefinite amount of time.

Prior to this offering, there has been no public market for our securities. There can be no assurance that an active, public trading market will ever develop even if we are successful with this offering. The market price of the securities is subject to significant fluctuation in response to variations in quarterly and annual operating results, general trends in our company’s industry, actions taken by competitors, the overall performance of the stock market, and other factors.

The offering may result in a dilution of your interests in our Company.

Our Articles of Incorporation authorize the issuance of up to 15,500,000 shares of stock, 0.0001 par value, consisting of 10,000,000 shares of common stock and 5,500,000 shares of preferred stock. After completion of this offering, we will have a maximum of approximately 4,100,000 authorized but un-issued shares of common stock and 500,000 authorized but un-issued shares of preferred stock available for issuance to stockholders. Our Board of Directors in a variety of circumstances may, subject to applicable securities laws, decide to issue additional shares up to the amounts authorized in our Articles of Incorporation. Existing stockholders who are unwilling or ineligible to purchase subsequently offered shares may experience a dilution of their interests in our company.

If our common stock is subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Unless our securities are listed on a national securities exchange, or we have net tangible assets of $5.0 million or more and our common stock has a market price per share of $5.00 or more, transactions in our common stock will be subject to the SEC’s “penny stock” rules. If our common stock remains subject to the “penny stock” rules promulgated under the Exchange Act, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must: make a special written suitability determination for the purchaser; receive the purchaser’s written agreement to the transaction prior to sale; provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these "penny stocks" as well as a purchaser’s legal remedies; and obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed. As a result, if our common stock becomes subject to the penny stock rules, the market price of our securities may be depressed, and you may find it more difficult to sell shares of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future; therefore, returns on your investment may only be realized by the appreciation in value of our securities.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. Because of this, investors who purchase common stock may only realize a return on their investment if the value of our common stock appreciates. If we determine that we will pay dividends to the holders of our common stock, there is no assurance or guarantee that such dividends will be paid on a timely basis.

In addition, the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon the profits and financial requirements of our company and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our Board of Directors deems relevant.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities. In addition, there are outstanding options to purchase 313,500 shares of our common stock. Actual sales, or the prospect of sales by our present stockholders, may have a negative effect on the market price of our common stock.

Delaware law may discourage takeover attempts and may result in entrenchment of management.

Our certificate of incorporation, bylaws, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions; - authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock; - limiting the liability of, and providing indemnification to, our directors and officers; - limiting the ability of our stockholders to call and bring business before special meetings; - controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and - providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered hereby.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any cash that might be available for payment of dividends will be used to expand our business. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant to our board of directors.

DETERMINATION OF OFFERING PRICE

Until our common stock is quoted on the OTCBB, the selling stockholder may sell their shares of common stock at a fixed price of $1.50 per share. This offering price was determined on the basis of the exercise price per share of our last issued stock options. If our common stock becomes quoted on the OTCBB, the selling stockholders will sell their shares of our common stock at prevailing market prices or privately negotiated prices. There is currently no public market for our common stock. Although we intend to seek a qualification for our common stock to be quoted on the OTCBB; no assurance can be given as to our success in qualifying for quotation on the OTCBB.

DILUTION

The common stock to be sold by the selling stockholders is common stock that is issued and outstanding. Accordingly, there will be no dilution to our existing stockholders.

CAPITALIZATION

The table below sets forth our cash, cash equivalents and capitalization on an unaudited basis as of September 30, 2012 on an actual basis. You should read this table together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

As of September 30,
2012
(unaudited)
Actual
Cash and cash equivalents	$10,724,842

Stockholders’ equity

Preferred stock, convertible; 12.5% cumulative; $0.0001 value per share;
Series A 4,500,000 shares authorized; 4,500,000 shares issued and outstanding;	$450
Series B 1,000,000 shares authorized; 500,000 shares issued and outstanding	$50
Common stock, $0.0001 par value per share; 10,000,000 shares authorized; 900,000 shares issued and outstanding	$90
Additional paid-in-capital	4,906,000
Accumulated Deficit	(776,803)

Total stockholders’ equity	$4,129,787

Total capitalization	$4,129,787

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

Prospective investors should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Homeowners of America Holding Corporation (“HAHC”) was organized in 2005 to be an insurance holding company for our subsidiaries: Homeowners of America Insurance Company ("HAIC"), and Homeowners of America MGA, Inc. ("HAMGA'') We commenced insurance underwriting operations in May 2006, however the consolidated entity began business operations in March 2006.

HAIC, our insurance subsidiary is a Texas insurance company that provides property and casualty insurance to homeowners, condominium owners, tenants, and to owners of single family rental properties in Texas. HAMGA provides underwriting policy administration, marketing, claims and other services to HAIC. HAIC contracts with our independent agents for sales services.

Our level of profitability is primarily determined by how adequately our premium rates, policy fees and investment income cover our expenses, which consist of reinsurance, losses (policy claims), commissions, overhead and taxes. Most of our expense categories can be measured and managed. The largest potential variable expense is the cost of losses, the most variable of which are weather-related losses (mainly catastrophic and non-catastrophic severe thunderstorms, hurricanes and tropical storms). Our results of operations are further subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and will continue to be, influenced by market conditions. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry and other factors. The level of surplus in the industry varies with returns on capital and regulatory barriers to the withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. Pricing in the property and casualty insurance business historically has been cyclical. During a weakening market cycle, price competition makes it difficult to attract and retain properly priced personal lines of business. During a weak insurance market, regulatory rate approval requirements and concerns regarding retention of existing policies may limit our insurance subsidiary's ability to increase prices.

If our insurance subsidiary was to find it necessary to reduce premiums or limit premium increases due to other competitive pressures on pricing, our insurance subsidiary could experience a reduction in profit margins and revenues, an increase in ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the insurance market and its potential impact on our results is difficult to predict with any significant reliability.

However, we intend to promote and maintain our disciplined underwriting approach and pricing standards during these weaker markets, even if it leads to slower premium growth.

We currently invest our excess cash in FDIC insured certificates of deposit and money market accounts. Therefore, our investment income is subject to change based on general interest rate levels. We may change our investment policy in the future, which could subject our investment income to a variety of factors, including adverse events affecting the issuers of debt obligations that we may purchase and changes in pricing of equity securities.

As a public company following consummation of this registration, we expect that we will incur additional operating expenses such as increased expenses related to hiring additional financial personnel, legal fees, audit fees, Sarbanes-Oxley compliance preparation fees, other professional fees, directors' and officers' insurance costs. Many of these expenses were not incurred or were incurred at a lower level by us as a private company and are not included in our historical results of operations.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of this prospectus, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we are entitled to rely on certain scaled disclosure requirements and other exemptions, including an exemption from the requirement to provide an auditor attestation to management’s assessment of its internal controls as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. We may at any time voluntarily elect to cease to avail ourselves of the scaled disclosure and other exemptions available to us as an emerging growth company, and have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. See the risk factor entitled “We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.” As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The JOBS Act is intended to reduce the regulatory burden on emerging growth companies. As long as we qualify as an emerging growth company, we will also, among other things:

•	be exempt from the “say on pay” provisions (requiring a non-binding vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements certain executive officers in connection with mergers and certain other business combinations) of The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of Chief Executive Officers;
•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended and instead provide a reduced level of disclosure concerning executive compensation; and
•	be exempt from any rules that may be adopted by the Public Company Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Notwithstanding the above, we are also currently a “smaller reporting company” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time are we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Critical Accounting Policies and Estimates

General

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We continually evaluate these estimates and assumptions based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operation will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following reserve liabilities are the most sensitive to estimates and judgments.

Reserves for Loss and Loss Adjustment Expenses

We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). Unless otherwise specified below, the term "loss reserves" shall encompass reserves for both losses and LAE. Loss reserves reflect management's best estimate of the total cost of (i) claims that have been incurred, but not yet paid, and (ii) claims that have been "incurred but not yet reported" ("IBNR"). Loss reserves established by us are not an exact calculation of our liability. Rather, loss reserves represent management's best estimate of our company's liability based on application of actuarial techniques and other projection methodology, taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss reserves is complex and necessarily imprecise, as it involves judgment which is affected by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments. The impact of both internal and external variables on ultimate loss and LAE costs is difficult to estimate. Our exposure is impacted by both the risk characteristics of the physical locations where we write policies, such as weather-related risks, as well as risks associated with varying social, judicial and legislative characteristics in Texas, the state in which we operate. In determining loss reserves, we give careful consideration to all available data and actuarial analyses, however this process involves significant judgment.

Case reserves on reported claims are established on a claim by claim basis. Supported by a property damage estimate software package, more fully described later, our experienced claim personnel estimate the ultimate expected loss amount as soon as possible after the claim event, but in no case greater than 30 days from receipt of the notice of loss. Being primarily a property insurance company, our case loss reserves are “short-tail”, meaning that ultimate loss values are known and settled comparatively quickly. Most often, claims are paid out within 60 to 90 days of their reporting. Factoring into the claim cost is only damage to tangible property, requiring either its repair or replacement. The setting of case reserves for property related short-tail claims is far less complex. Claims rarely include coverage elements which routinely take many years to develop and are often paid out over long periods of time. As such, there is very little impact resulting from the “time value of money” on our reserve values, nor are there estimates of long term medical expenses, educational expenses and or the valuation of the loss of companionship, etc.

Assisting us in setting the case reserves, after first reviewing the elements of the claim and the coverage afforded under the policy, the Company uses a damage estimating software package called Xactimate, developed and owned by the industry leader, Insurance Service Office. The estimating software researches and reports on estimates of structural repair pricing and compares it to actual completed bids and market surveys. The research includes over 40,000 providers of materials, equipment and labor and over 80,000 surveys each year.

IBNR reserves are developed separately for non-catastrophe losses and catastrophe based claims. Both types of IBNR reserves contain factors for case development on known claims:

IBNR Factor Development – Non-Catastrophe Events:

Reserves are developed by using accident month / reported month grids, which are then rolled up into a cumulative incurred loss triangle. Loss factors are calculated based on aggregating the month to month diagonals (i.e. month 2 incurred / initial accident month incurred, month 3 incurred / month 2 incurred). For each accident month, development is reviewed for consistency, and outlying results (on the high and the low side) as well as the most recent couple of months, for which data is considered immature, are deleted from the data for smoothing purposes. Period to period development factors are then calculated, from which period to ultimate loss incurred factors are calculated. Factors are reviewed quarterly and adjusted as needed. Factor changes for the periods under review, from period to period, are considered to be insignificant. Therefore the methodology used is considered to be consistent from period to period. IBNR reserve calculations used during the 2011 year were extended from 13 months past the accident month to 24 months past the accident month to improve upon the estimation of the final loss incurred.

IBNR Factor Development –Catastrophe Events:

Traditional monthly loss reserving factors are not deemed appropriate for determining IBNR estimates for catastrophic events as these events do not occur evenly throughout a month, as regular loss events do. So an alternative approach to loss development has to be used, one that takes into consideration development and reporting from a specific loss date, rather than from the end of a specific month. In addition, since the HAIC is subject to catastrophic loss events (hurricane and convectional thunderstorms) which have differing cycles for loss reporting and claim development, calculations need to be made for each type event. Each analysis is made by projecting the ultimate loss value into the future and subtracting it from the known incurred losses. The Company’s claim system has the ability to track incurred claims on a “days to report” basis, so that we can look at incurred claim values for claims reported in the following bands:

`Incident to Report Date

Same Day
1 > 5
6 > 15
16 > 30
31 > 60
61 > 90
91 > 120
121 > 360
>360

Data can be pulled in by event and by accident period. Since events individually behave inconsistently, data was pulled on an accident year basis (so that variability could be reviewed), and rolled up to an ITD basis for this evaluation. For each of the above bands, the $ incurred and % of total incurred from claims reported during those time frames was calculated by accident year, as were cumulative values. This data was then spread out into days from the event (so that 1-5 band became individual days 1, 2, 3, 4, 5 and so on for the other bands) on a straight line basis, which was then adjusted to scale over the time period so that claim reporting was greater earlier in the bands than later in the bands (so for the 1-5 band, proportionally more was reported on day 1 than day 2, etc.). Initially, this was done on a daily basis for days 0-30, with subsequent periods grouped broken into bands of 5, 15 and 30 days. These factors were then rolled up into cumulative factors and further scaled so that reporting was maxed out at 270 days, when the vast majority of reported claims were thought to be known. In application, the factors are stratified to a daily scale, so that actual days from event are used to select the specific factor to be used.

Lastly, event losses are capped based on the company’s catastrophe reinsurance coverage, so that no more than $3.0 million per event is included. Once the projected event limit reaches $3.0 million, no further retained IBNR is projected for the event, only gross and ceded IBNR.

IBNR Factor Development –Automobile:

Virtually all auto claims are reported within 3 months, and most within 30 days. HAIC has had negligible liability losses experience since beginning to write private passenger automobile insurance (monthly average liability loss under $3,000). As such, virtually all claims reported are for physical damage. Inasmuch as auto physical damage claims typically develops very quickly, an IBNR calculation for this line of business using traditional factors produces exceptionally low results and does not provide a reasonable amount of IBNR for the most recent month and for accidents occurring during the last part of the month. Therefore, an alternative approach was taken.

Similar data was used to determine automobile IBNR as was used to do catastrophe events so that historically, reported incurred losses are looked at based on the number of days from the incident. For this analysis, all auto claims, cat and non-cat, were included. Catastrophe claims for auto coverages are minimal. In addition, total loss development was determined using traditional loss triangles. Our factors were developed so that the most recent month’s incurred is split into 3 parts: 1st half of the month, days 16-25, and the last 5 days of the month. Factors were calculated for each of these periods, and the most recent month’s incurred losses are split proportionally across the month. In this way, the vast majority of IBNR losses come from the last week of the month, where one would expect them, given the very short reporting period for auto claims.

The liability for losses and LAE represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to our insurance company. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the kind of loss involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and LAE are determined using historical information by line of insurance as adjusted to current conditions. Inflation is ordinarily implicitly provided for in the reserving function through analysis of costs, trends and reviews of results of historical reserving estimates over multiple years.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, management continuously reviews existing reserves, making changes to existing case reserves as indicated. As we develop historical data regarding paid and incurred losses, we use this data to develop expected ultimate loss and loss adjustment expenses which we use to establish IBNR reserves. In connection with the determination of IBNR reserves, we will also consider other specific factors such as recent weather-related losses, trends in historical paid losses, and legal and judicial trends regarding liability.

When a claim is reported to us, our claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects HAIC’s historical loss experience as it relates to the type of loss, informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted by us as more information becomes available. It is our policy to settle each claim as expeditiously as possible.

We maintain IBNR reserves to provide for already incurred claims that have not yet been reported as well as developments on reported claims. The IBNR reserve is determined by estimating our insurance company's ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and payments made to date for reported claims.

Because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

The following table sets forth the amount of the gross reserves for loss and loss adjustment expense:

	December 2010	June 2011	September 2011	December 2011	June 2012	September 2012
Loss Reserves	$4,124,574	$8,028,504	$7,357,028	$6,191,432	$7,700,278	$6,380,234
Loss Adjustment Expense Reserves
Legal Defense Reserves	82,908	702,331	588,195	487,156	402,560	617,491
Claim Adjusting Reserves	282,710	256,732	244,338	202,369	244,317	198,027

Loss Reserves, Before IBNR	$4,490,192	$8,987,567	$8,189,561	$6,880,957	$8,347,154	$7,195,752

IBNR	2,434,372	4,318,748	2,391,412	2,428,017	6,748,550	5,616,421

Total Loss & Loss Adjustment Reserves	$6,924,564	$13,306,315	$10,580,973	$9,308,974	$15,095,704	$12,812,173

Our independent actuary who reviews our loss reserves at calendar year ends has not required, nor suggested, there be an increase to loss reserves established by management.

Reinsurance

Reinsurance recoverables recorded with respect to insurance losses ceded to reinsurers under reinsurance contracts are also subject to estimation error. The value of ceded losses are determined using the same methods as described above, and therefore, are subject to the same uncertainties as reserves for direct losses and LAE. Additionally, estimates of reinsurance recoverables may prove uncollectible if the reinsurer is unable or unwilling to perform under the contract. The ceding of insurance does not legally discharge the ceding company from its primary liability for the full amount of the policies, and the ceding company is required to pay the loss and bear collection risk if the reinsurer fails to meet its obligation under the reinsurance agreement. We evaluate the balances due from reinsurance companies for collectability, and when indicated, in management's opinion, issues of collectability exist, establish an allowance for doubtful accounts. For information about the risks of non-collectability of reinsurance, see the risk factor on page 10 entitled "We face a risk of non-collectability of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition"

Deferred Policy Acquisition Costs Recoverability

Deferred policy acquisitions costs (“DAC”) consist of commissions, premium taxes and policy underwriting and production expenses which are incurred through and vary directly with, the level of production of new and renewal insurance business and are amortized over the terms of the policies they relate to. The method used in calculating DAC limits the amount of the deferred cost to their estimated realizable value, which gives effect to allocating their expense along with other period costs associated with the insurance business, in relation to the amount of gross premium earned on policies to which they relate and investment income. DAC is reviewed to determine if it is recoverable from future income, including investment income. The amount of DAC considered recoverable could be reduced in the near term if estimates of future premium income from their related lines of insurance are revised.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carry forwards and carry backs. The deferred tax assets and liabilities are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse.

Realization of any carry forward component of deferred tax assets depends upon our generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally two years.

Recently Issued Accounting Pronouncements

Accounting Standards Update No. 2011-12. In December 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-12 (“ASU 2011-12”), Comprehensive Income (FASB ASC 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05 (“ASU 2011-05”). Stakeholders raised concerns that the new presentation requirements about reclassifications out of accumulated other comprehensive income would be difficult for preparers and may add unnecessary complexity to financial statements. In addition, it is difficult for some stakeholders to change systems in time to gather the information for the new presentation requirements by the effective date of Update 2011-05. All other requirements in ASU 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in ASU 2011-12 are effective on a retrospective basis for public entities for annual periods beginning after December 15, 2011 and interim periods within those years. An entity should provide the disclosures required by ASU 2011-12 retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-12 will have a material impact on it consolidated financial statements.

Accounting Standards Update No. 2011-11. In December 2011, the FASB issued ASU No. 2011-11 (“ASU 2011-11”) Balance Sheet (FASB ASC 210), Disclosures about Offsetting Assets and Liabilities. The objective of ASU 2011-11 is to enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Sections 815-10-45 or (2) subject to enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with Section 210-20-45 or Section 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangement on an entity’s financial position. The amendments in ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annuals periods. An entity should provide the disclosures requited by ASU 2011-11 retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

Accounting Standards Update No. 2011-09. In September 2011, the FASB issued ASU No. 2011-09 (“ASU 2011-09), Compensation – Retirements Benefits – Multiemployer Plans (Subtopic 715-80), Disclosure about an Employer’s participation in a Multiemployer Plan. The objective of ASU 2011-09 is to improve the transparency of the financial reporting with respect to an employer’s participation in a multiemployer pension plan or other multiemployer postretirement benefit plan by requiring each participating employer to provide additional separate quantitative and qualitative disclosures. The additional disclosures will increase awareness about the commitments that an employer has made to a multiemployer pension plan and the potential future cash flow implications of an employer’s participation in the plan. For public entities, the amendments in ASI 2011-09 are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments in ASU 2011-09 should be applied retrospectively for all periods presented. The Company does not expect the adoption of ASU 2011-09 will have a material impact on tis consolidated financial statements.

Accounting Standards Update No. 2011-05. In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”) Comprehensive Income (FASB ASC 220), Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To achieve this goal and to facilitate convergence of the US generally accepted accounting principles (GAAP) and International Financial Reporting Standard (IFRS), the FASB decided to eliminate the option to present components of other comprehensive income as part of the consolidated statement of changes in stockholders equity. The amendments in ASU 2011-05 require that all non-owner changes on stockholders equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendments in ASU 2011-05 should be applied retrospectively. For public entities the amendments are effective for fiscals years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company does not expect the adoption of ASU 2011-05 will have a material impact on its consolidated financial statement.

Accounting Standards Update No. 2011-04. In May 2011 the FASB issued ASU no. 2011-04 (ASU 2011-04”), Fair Value Measurement (FASB ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” The objective of ASU 2011-04 is to provide clarification of topic 820 and, also, to ensure that fair value has the same meaning in US general accepted accounting principles (“GAAP”) and in international financial reporting standards (“IFRSs”) and that their respective fair value measurement and disclosure requirements are generally the same. Thus this update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRSs. The amendment is effective for interim and annual periods beginning after December 15, 2011 and is to be applied prospectively. Early application is not permitted. The Company does not expect the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

Accounting Standards Update No. 2010-26. In October 2010, FASB issued ASU No. 2010-26 (“ASU 2010-26”), Financial Services – Insurance (FASB ASC 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of the amendments in ASU 2010-26 is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments in ASU 2010-26 specify which costs should be capitalized. The amendments in ASU 2016-26 are effective for fiscal years and interim periods within the fiscal years beginning after December 15, 2011 and can be applied prospectively upon adoption. Retrospective or prospective application is permitted. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Company adopted ASU 2010-26 effective January 1, 2012 on prospective basis. As a result of the Company’s methodologies utilized in accounting for deferred acquisition costs, there was no material impact on it’s consolidated financial statements due to the adopting of ASU 2010-26.

Results of Operations

The following discussion of our operating results explains material changes in our results of operations for the nine months ended September 30, 2012 and 2011 and the fiscal year ended December 31, 2011 and December 31, 2010 compared to their respective prior periods. The discussion should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in the prospectus.

From our incorporation in March 2006 through September 30, 2012, HAHC generated net revenues of $74.9 million; of which $19.7 million was a result of net premiums earned. HAHC earned an additional $32.9 million in reinsurance fee income, $12.5 million in policy related fees, $1.3 million in loss adjustment fees, $834,000 in premium collection fees, $695,000 in interest and dividend income and $125,319 of miscellaneous income items during this time period.

From March 2006 through September 30, 2012 we incurred a total of $68.7 million in expenses for a pre-tax loss of $492,000. Of the $68.7 million of expenses, $33.8 million were due to policy acquisition expenses, such as external and internal commissions paid for sold policies, and $14.7 million of net expenses resulted from losses related to claims and loss adjustment expenses. We expect that these expenses will increase as we continue to expand the number of underwritten policies. We also incurred $20.0 million of expenses related to management costs, including salaries, taxes (other than income) and licensing fees, which were 11% of our total direct premium revenue.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

For the nine months ended September 30, 2012, our net loss after taxes was $10,600 compared to net income of $1,150,000 for the same period in 2011, primarily the result of a larger number of severe early spring storms in 2012 as compared to 2011.

Net revenues (revenues after deduction of reinsurance costs), were $15.3 million for the nine months ended September 30, 2012, compared to $13.8 million for the same period in 2011. Net earned premiums for the nine months ended September 30, 2012 were $3.7 million compared to $2.8 million for the same nine months in 2011, while policy related fees increased from $3.0 million to $3.3 million from period to period. Revenue growth from the nine months of 2011 compared to the nine months of 2012 is mainly attributed to an increased number of policyholders, higher premiums charged per policy, and high policy fees. In addition, during the nine months ending September 30, 2012 the Company recognized $365,000 in additional claims adjustment fees due to higher claim activity. At the same time, reinsurance profit sharing decreased by $145,000 due to our higher property loss ratio.

Policy acquisition expenses increased from $6.8 million in the first nine months of 2011 to $7.6 million in the nine months ended September 30, 2012. Increases in these expenses from the first nine months of 2011 to the first nine months of 2012 are attributed mainly to growth of the customer base. For the nine months ending September 30, 2012, underwiting expenses increased by $981,000. This is primarily due to higher volumes of net written premiums. However, the September 30, 2012 results were affected by the Company’s charge to operations of approximately $311,000 incurred as a result of its’ share registration program.

Net losses related to claims increased from $2.5 Million to $3.5 million period to period. The increase of $1.0 million in claims expense from period to period is the result of a higher number of catastrophic and other weather-related events in the nine months of 2012, as well as growth of the customer base.

Stockholders’ equity remains the same at $4.1 million at September 30, 2011 and $4.1 million at September 30, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

From 2010 to 2011, our net income after taxes improved from a loss of $67,000 in 2010 to a profit of $849,000. Stockholders’ equity increased from $3.3 million at December 31, 2010 to $4.1 million at December 31, 2011.

Net revenues (revenues after deduction of reinsurance costs), increased from $15.1 million in 2010 to $18.2 million in 2011. Net earned premiums decreased from $5.7 million 2010 to $3.9 in 2011, the result of a combination of factors including a decrease in written premium of $1.4 million, a change in our property quota share reinsurance program from 80% cession to 90% cession in April 2010 and an increase in reinsurance costs of $115,000. Policy related fees increased $2.9 million during the same period from $1.2 million to $4.1 million.

Direct premium production in 2011 showed an overall decrease of $1.4 million from 2010, as mentioned above, a result of HAIC sharpening its focus on the Texas property insurance market,. During this period HAIC auto insurance written premium decreased from $6.5 million to $4.3 million, while property insurance written premium increased $0.8 million. Our increase in property premium is due both to an increase in the number of policyholders as well as higher premiums charged per policy.

Underwriting and policy acquisition expenses increased from $12.0 million in 2010 to $13.5 million in 2011. Net losses related to claims increased from $3.1 million in 2010 to $3.4 million in 2011.

Increases in total expenses from $15.2 million in 2010 to $16.9 million in 2011 are attributed mainly to growth of the customer base.

Liquidity and Capital Resources

Since inception, we have financed our cash flow requirements through net premiums received and investment income. We believe our cash from net premiums and investment income will be sufficient to cover our cash outflows for at least the next 12 months.

In the future, our primary cash flow sources will be premiums and investment income. Our primary cash outflows are claims payments and operating expenses. In the insurance industry cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and loss and settlement expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. A substantial portion of our loss and loss expenses are paid out over more than one year. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll and general overhead expenses.

Our prospects must be considered in light of the risks, expenses and difficulties encountered by property and casualty insurance companies. To address these risks, we must, among other things, target an appropriate base of insureds, implement and successfully execute our business and marketing strategy, continually develop and upgrade our risk-control procedures, respond to competitive pressures, meet the needs of our customers and attract, retain and motivate qualified personnel and agents. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and result of operations. In addition, there can be no assurance that our business will not be affected by risks or market conditions that we do not currently foresee.

We have tailored our investment policy in an effort to minimize risk in the current financial market, particularly the debt securities market therefore; we currently invest our excess cash in money market accounts or in FDIC insured certificates of deposit (i.e., CDs) that mature in no more than eighteen months. It is our current policy to (i) purchase CD’s in an amount that their principal is insured by the FDIC, and (ii) maintain other cash deposit in banks with high financial ratings. We classify our investment portfolio as available for sale; therefore, all investments are reported at fair market value, with unrealized gains and losses, net of tax, being reported as a component of stockholders' equity. In the future we may alter our investment policy to include investments such as federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages, as permitted by applicable law.

Our insurance subsidiary requires liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. From the beginning of our operations in March 2006 through September 30, 2012, liquidity generated from our operations and investment income were sufficient to meet obligations. Adequate levels of liquidity and surplus are maintained to manage the risks inherent with any differences between the duration of our liabilities and invested assets. We believe that we maintain sufficient liquidity to pay our insurance subsidiary's claims and expenses, as well as satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard our financial position To the extent that reinsurance costs cannot be passed on to our customers through our rates, our reinsurance program could have a negative impact on our liquidity.

Our insurance subsidiary must maintain certain levels of policyholders' surplus to support premium writings. The Texas Insurance Code requires, and the Guidelines of the National Association of Insurance Commissioners suggests, that a property and casualty insurer's ratio of annual statutory net premium written to policyholders' surplus may not exceed 3 -to-1. The ratio of annualized statutory net premium written by our insurance subsidiary to combined policyholders' surplus was 1.0-to-1 as of September 30, 2012. Our current levels of policyholders' surplus are adequate to support current premium writings, based on this standard. We monitor premium and statutory surplus levels of our insurance subsidiary in an effort to ensure that the subsidiary maintains adequate premium to surplus ratios. Failure of our insurance subsidiary to maintain adequate levels of policyholders' surplus could negatively impact our ability to write additional premiums.

Net premiums, as used above, is defined as our direct premiums written, net of reinsurance premiums. Our ability to maintain a net premium to surplus ratio of less than 3-to-1 at current premium revenue levels therefore depends on our ability to purchase an adequate amount of reinsurance. Failure of our insurance subsidiary to acquire and maintain adequate levels of reinsurance could negatively impact our ability to write premiums.

In addition, regulators and rating agencies utilize a risk based capital ("RBC") test designed to measure the acceptable amount of surplus an insurer should maintain, based on specific inherent risks of each insurer. If we fail to meet the benchmark level, we may be subject to scrutiny by the Texas Department of Insurance, which could potentially result in rehabilitation or liquidation. At December 31, 2011, the total adjusted capital of our insurance subsidiary exceeded the minimum levels required under RBC. We continually monitor the RBC ratios and will implement strategies to maintain ratios above the regulatory minimums.

Loss Reserve Development Table (in $000)

	2006	2007	2008	2009	2010	2011
Reserves for Claims & Loss Adjustment Expenses, net of reinsurance	62	179	283	519	629	688

Cumulative paid claims and claim expenses

One year later	35	91	549	367	563
Two years later	35	110	320	398
Three years later	35	128	330
Four years later	35	128
Five years later	35

Reserves re-estimated

One year later	0	0	93	144	153
Two years later	0	2	19	35
Three years later	0	0	17
Four years later	0	0
Five years later	0

Deficiency (redundancy), net of reinsurance	(27)	(51)	30	(86)	87

Credit Risk

Credit risk is a major factor in operating our business. We review credit risk from a variety of sources: financial institutions in regard to cash deposits; investment risk; counter-party risk from reinsurers; premium receivables; notes receivable and long-term investment assets; loss sensitive underwriting accounts; and key vendor relationships. We have established specific guidelines and procedures to evaluate our exposure, particularly with regard to our excess cash and investment holdings, and our receivable balances from insureds and reinsurers.

In regard to our investments and cash deposits, we currently limit our credit exposure to financial instruments by investing and holding our excess cash in bank demand and time deposits (i.e., CDs) as well as money market accounts which are covered by FDIC insurance. To meet liquidity needs, all deposit mature in no more than eighteen months.

The credit risk we are exposed to on ceded premium and losses recoverable from reinsurers is managed through the careful selection of reinsurance companies.. When selecting reinsurance coverage, we consider the financial strength and stability of the providers, their history of responding to claims, and their overall reputation. We require that all reinsurers have an A.M. Best rating of A- (Excellent), or better, or an S&P rating of AA- or better, in order to minimize the risk of uncollectable balances. HAIC continually monitors the financial condition of its reinsurers with the aid of its reinsurance brokers, AON, and Guy Carpenter. As of September 30, 2012 no reinsurance receivable balance is outstanding beyond 30 days. We do not use credit default swaps to mitigate our credit exposure from either investments or counterparties.

Our key vendor (agent) and insured credit risk centers around the collectability of policy premium. Initially, overall premium collection credit risk is limited by our collection of approximately 61% of our property insurance policies through property mortgagee escrow accounts. Agent credit risk is limited through the daily sweep of all premiums paid directly to the agent by the insured. Finally, on any premium collected directly from an insured, we require a 17% down payment and limit the period over which the balance is collected to a maximum of 8 months. Policies are cancelled as soon as any installment is past due, where the policy is out of equity.

Off-Balance Sheet Arrangements

As of September 30, 2012, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

BUSINESS

Overview

Homeowners of America Holding Corporation is a property and casualty insurance holding company incorporated in Delaware in 2005. In May of 2006 we began selling property and casualty insurance products in Texas through our subsidiary, Homeowners of America Insurance Company. We currently offer products in Texas only. Our products are sold to the public through independent insurance agents. At present we offer homeowners, dwelling fire and extended coverage, tenant, and condominium owners policies. We had, until recently, offered private passenger automobile policies to homeowners in Texas and had offered residential property policies in Oklahoma. The Texas private passenger automobile and Oklahoma business is currently being non-renewed. The Texas private passenger automobile program was discontinued because we were unable to capture a sufficient portion of the market at pricing which we deemed adequate to cover our expenses and provide a margin for profits. We left the Oklahoma residential property market because of unprecedented, continual severe convective thunderstorm activity resulting in excessive hail, windstorm and tornado losses which contributed to unacceptable uncertainty as to future results in that state.

As of September 30, 2012 we had 56,079 policyholders, total assets of $70,886,009 and stockholders’ equity of $4,129,787. 1,344 of the 56,079 policyholders were private passenger automobile policyholders, and the balance, 54,735, were Texas residential property policyholders.

We offer products with competitive prices in segments of the business that have proven long-term profitability. We are heavily invested in automated underwriting tools and use a variety of underwriting methods to select risks. Efficiency is achieved through automation. All business is sourced and processed through internet-enabled applications. Our user-friendly agent portal enables agents to rapidly quote and issue policies. Automation, a highly responsive and experienced underwriting and customer service staff, and local knowledge of the market all give us a competitive advantage.

In 2010, we formed a managing general agency, Homeowners of America MGA, Inc. (or “HAMGA”). HAMGA provides underwriting, policy administration and claims services to our insurance company.

We have an experienced team led by the founder of the company, Spencer W. Tucker, our President and Chief Executive Officer. Mr. Tucker has 49 years of experience in the insurance industry and has held numerous senior management and top executive positions nationally, with the majority of his experience operating in Texas. The years of insurance industry experience of the balance of the senior staff range from 18 to 28 years, most of which are years operating in Texas.

Our Corporate Structure

Our corporate structure is detailed in the schedule that follows on the next page. Assuming all shares are sold, none of the current owners will hold any ownership in the Company, see “Selling Shareholders” beginning on page 48 of this prospectus.

Our Corporate Structure

Spencer Tucker
Inter-Atlantic Fund, LP (Bermuda Limited Partnership)
Other Minority Shareholders
16.01%
76.27%
7.72%
Homeowners of America Holding Corporation
100%
100%
Homeowners of America Insurance Company
Homeowners of America MGA, Inc.

Homeowners of America Holding Corporation (or “HAHC”). HAHC holds all of the capital stock of our two subsidiaries, Homeowners of America Insurance Company, and Homeowners of America MGA, Inc. As a holding company for these subsidiaries, HAHC is subject to regulation by the Texas Department of Insurance.

Homeowners of America MGA, Inc. ( or “HAMGA”). HAMGA provides underwriting, policy administration, and claims services to Homeowners of America Insurance Company. HAMGA is subject to regulation by the Texas Department of Insurance. HAMGA has the authority to receive and accept on behalf of Homeowners of America Insurance Company (HAIC), all proposals for insurance which HAIC is authorized to write. In connection with its authorization to receive and accept business on behalf of HAIC, specific responsibilities include, but are not limited to:

•	Charge or cause to be charged premiums and to collect and receive all premiums written through it. In addition, issue non-renewal or cancellation notices on business written through it.
•	Develop and maintain underwriting guidelines.
•	Underwriting risks and determining rates to be charged in accordance with HAIC’s rating memorandum.
•	Preparation of all information required by law to be filed with the Texas Department of Insurance to enable HAIC to file rates.
•	Create marketing and advertising materials, subject to HAIC’s approval.
•	Manage the agency network including their appointment and termination.
•	Issuance of policy documentation to insured on all business written.
•	Provide claims administration services for HAIC including the original assignment of claims to adjusters, review of the progress of all claim adjustments and make recommendation on the settlement of claims.

Since its inception in 2010, HAMGA has received the following amounts in service fees from HAIC:

Year Ending	Year Ending	9 Months Ending
2010	2011	9/30/2012
$1,239,307	$4,512,029	$4,359,445

Homeowners of America Insurance Company (or “HAIC”). HAIC is a Texas-domiciled property and casualty insurance company. HAIC is licensed to sell personal lines in Arizona, Oklahoma and Texas. HAIC is currently offering residential property coverage to homeowners, tenants, and landlords in Texas through approximately 800 independent agents. HAIC is subject to regulation by the Texas Department of Insurance.

Our Market

On December 31, 2011, HAIC’s market share for Texas homeowners business was estimated by SNL Financial at .56% of an estimated $6.0 billion market, expressed in terms of premiums. SNL ranked HAIC as the 20th largest Texas homeowners company in terms of Texas premiums. HAIC is the 5th largest private Texas-based homeowners insurance company, net of FAIR plan assessments.

The Texas residential property market is dominated by large, national insurance companies, who market through captive agents. However, the Texas market is large enough, at $6.0 billion, to accommodate a smaller company providing local knowledge and service, able to focus its attention on the more profitable segments of the Texas market and the needs of Texas independent agents.

Further, as a consequence of the catastrophic losses (shown below) in Texas over the last several years, a large part of the Texas residential property market is experiencing a degree of dysfunction, which creates an opportunity for a smaller company to select business in profitable segments. This dysfunction has manifested itself through the production of hard markets in the two most populous areas of Texas: the areas in and around Dallas and Houston. The hard markets are characterized by higher pricing, reductions in coverage features, and in some cases the complete withdrawal of competitors from the market. In recent years, including 2008, 2009, 2011 and 2012, Texas has experienced numerous catastrophic severe convective thunderstorms, among other catastrophes. In 2011 and 2012 alone thunderstorms have caused insureds catastrophic losses estimated at $4.65 billion. This has created a hard market in North Texas (where many of these storms have occurred) for residential property insurance as companies begin to withdraw, restrict sales, and increase prices.

The Texas Gulf Coast continues to be a hard market as well for residential property products for similar reasons, but related more to anticipated hurricane losses as well as losses sustained during hurricane Ike.

ISO’s Property Claims Services (PCS), has identified the catastrophic-level events that occurred in Texas. Shown below are catastrophic losses that have occurred since HAIC began business in 2006. (PCS now defines a catastrophe as an event that causes at least $25 million in insured losses). Catastrophes in years prior to 2009 below that threshold are not shown.

Year	Cat. Number	Description	Main Area of Texas Affected	Estimated Industry Losses (in $Millions)	HAIC Losses (in $Millions)
2006	64	Hail, Wind	Texas-wide	50	.000
	68	Hail, Wind	Central Texas	160	.000
	70	Hail, Wind	Central Texas	43.5	.000
	71	Hail, Wind	Texas-wide	315	.000
	72	Hail, Wind	Northwest Texas	40	.000
	74	Hail, Wind	Southwest Texas	65	.000
	TOTAL			673.5	.000

2007	95	Freezing, Ice, Snow, Hail, Wind	Northeast Texas	135	.000
	98	Hail, Wind	North Texas	400	.000
	99	Hail, Wind	North Texas	100	.000
	TOTAL			635	.000

2008	27	Hail, Wind	Central Texas	95	.037
	29	Hail, Wind	North Texas	80	.182
	33	Hail, Wind	Central and North Texas	95	.009
	34	Hail, Wind	Northeast Texas	125	.047
	35	Hail, Wind	North Texas	330	.301
	36	Hail, Wind	Central Texas	470	.750
	39	Hail, Wind	Central Texas	30	.011
	40	Hail, Wind	Central Texas	117	.013
	53	Hurricane Dolly	Southwest Texas	515	.422
	60	Hurricane Ike	Southeast Texas	9800	11.305
	TOTAL			11,657	13.077

2009	63	Hail, Wind	Central and North Texas	106	.236
	66	Hail, Wind	Central Texas	935.5	.745
	67	Hail, Wind	Central and North Texas	145	.930
	70	Hail, Wind	North Texas	180	.199
	71	Hail, Wind	South Texas	134.5	.116
	72	Hail, Wind	North Texas	52.5	.123
	73	Hail, Wind	North and West Texas	42	.006
	78	Hail, Wind	North Texas	400	1.242
	81	Hail, Wind	South Texas	72.5	.000
	87	Hail, Wind	West Texas	390	.225
	TOTAL			2,458	3.822

2010	90	Freezing, Wind	Central and North Texas	37.5	.118
	99	Hail, Wind	Texas-wide	60	.034
	14	Hail, Wind	North and West Texas	65	.000
	16	Hail, Wind	North Texas	54.5	.067
	26	Tropical Storm Hermine	Texas-wide	120	.332
	32	Hail, Wind	West Texas	75	.061
	TOTAL			412	.612

2011	35	Freezing, Ice, Snow, Wind	North Texas	395	.110
	36	Freezing, Ice	North Texas	205	.385
	43	Hail, Wind	North Texas	219	2.941
	44	Hail, Wind	North Texas	250	1.578
	45	Hail, Wind	North Texas	90	.560
	46	Hail, Wind	North Texas	590	.999
	48	Hail, Wind	North Texas	975	10.399
	53	Hail, Wind	North Texas	389	1.745
	62	Wildfire	Central Texas	530	.256
	TOTAL			3,643	18.973

2012*	69	Hail, Wind	North Texas	110	.511
	70	Hail, Wind	Southwest Texas	260	6.991
	71	Hail, Wind, Tornados	North Texas	745	4.766
	73	Hail, Wind	Southwest Texas	65	2.191
	74	Hail, Wind	West Texas	97	.000
	76	Hail, Wind	Texas-wide	75	.393
	78	Hail, Wind	North Texas	800	5.875
	TOTAL			2,152	20.727

*Note: 2012 is through September 30, 2012

Our Business

As of September 30, 2012, HAIC had 56,079 active policyholders. 54,735 of those were Texas residential property policyholders, and 1,344 were Texas private passenger automobile policyholders. HAIC no longer accepts new private passenger automobile polices, nor does it accept new business in Oklahoma. HAIC is in the process of non-renewing these policies.

Our management team has many years of experience selling, pricing, underwriting, and administering residential property business in Texas.

Our familiarity with independent agents throughout Texas has allowed us to rapidly grow our business in areas where it is most economical to solicit agents, and to maintain agent relationships. We focus our attention on geographical areas where price competition is such that we are most able to realize a profit, where business can be sold with adequate margins for profits. Further, because of selective pricing (i.e. selective price discounting), we tend to attract newer homes, those built within the last 10 years.

Because of these factors, our business and our distribution network tends to be “urban”. It is more economical to solicit and maintain agents in large population centers. Price competition and incumbent company loyalty make it more difficult to penetrate rural areas. In these areas, we would compete not only with well-known, dominant companies, but with established companies who specialize in rural business, such as numerous farm mutual insurance companies, and the Texas Farm Bureau.

We sell our policies through approximately 800 independent agents throughout Texas, generally located in more populated areas. This results in a largely urban mix of policyholders. As of September 30, 2012, HAIC’s Texas residential property policyholders were located in the following areas:

Geographical Area	Percentage of Texas Business
Dallas-Fort Worth Metropolitan Area	31%
Houston Metropolitan Area	25%
San Antonio/Austin	15%
Southwest Texas	8%
Gulf Coast (excluding windstorm coverage)	7%
Other	14%

Because our pricing tends to attract policyholders with newer homes, this also contributes to the urbanization of our business. The large population centers in Texas attract a large number of new home buyers and new home builders.

During 2011, 70% of our homeowners policies were sold to policyholders owning homes 10 years old or less. As of December 31, 2011, 58% of our existing homeowners policies insured homes 10 years old or less, so the trend as we grow is towards newer homes.

Our residential property policies may be broken down by product: homeowners; dwelling fire and extended coverage; tenant; and condominium owners. Homeowners policies are the most familiar, mainly covering the dwelling, other structures, personal property, and comprehensive homeowners’ personal liability. Dwelling fire and extended coverage polices may be purchased by homeowners, but generally are purchased to cover rental property, consisting mainly of the dwelling and other structures. HAIC also sells comprehensive person liability policies in conjunction with dwelling fire and extended coverage policies. Tenant polices and condominium owners policies cover personal property and, in the case of condominium owners policies, internal improvements of the owner. Liability coverage is also included in tenant and condominium owners policies.

Breaking down our residential property business, by policy count, 83% is homeowners business, 16% is dwelling fire and extended coverage business, and 1% is tenant and condominium owners business.

We use automated insurance scores, which are similar to credit scores, to segment our business. The insurance score, the age of the home, and the geographical area are the most important price components. As of December 31, 2011, 93% of our policyholders had insurance scores of 676 or better, as compared to the overall Texas population, 88% of whom have insurance scores of 676 or better, according to the vendor who provides these scores, TransUnion Corp. The insurance score as determined by TransUnion will range from 240 to 950. Generally the higher the insurance score the lower the expected claim loss frequency and loss severity. These scores are similar to credit scores in that they are based on the customer’s credit history and level of credit utilization. However, payment delinquencies or non-payments related to medical bills are not considered in developing the insurance score.

Importance of Rating Agencies

The financial strength and stability of insurance companies are rated by a variety of rating agencies. The two most prominent in the insurance industry are A.M. Best Company and Demotech, Inc. The ratings assigned by these and other rating agencies are used by lenders to help determine whether an insurer is a satisfactory provider of homeowners insurance; by agents to help determine which insurance companies are the most reliable to do business with; and by consumers and others to judge the ability of an insurance company to meet its obligations.

We are not rated by A.M. Best, although we are rated A, Excellent by Demotech, Inc. We have never been reviewed by A.M. Best and do not intend to seek a rating from A.M. Best until we believe we can secure a minimum rating of B+, that being the minimum accepted by most lenders as well as many independent agents. Our analysis, applying known A.M. Best rating criteria, shows that we will need additional capital before we can qualify for an acceptable A.M. Best rating. Unlike Demotech, A.M. Best tends to penalize companies that are highly leveraged, i.e. that utilize reinsurance to support premium writings. HAIC has a gross premium to capital ratio of nearly 9-to-1, although our net premium to capital ratio is less than 1-to-1. We would need to reduce our gross ratio to perhaps 2-to-1, either by increasing capital (the denominator) or decreasing premium writings (the numerator). Capital is expected to grow over time, but in order to achieve our premium revenue objective and size efficiency, we must continue to rely on reinsurers to ameliorate risks and provide financial support. In summary, we do not plan to give up revenues or efficiency of size as a means to qualify for an acceptable A.M. Best rating. Our Demotech rating has proved satisfactory to date in attracting an acceptable amount of business from independent agent and satisfies lenders as to our financial stability.

A rating by A.M Best is more widely accepted than a Demotech rating. A.M. Best has been the rating standard relied upon to rate insurance companies in the United States for many years. The Demotech rating alone may not be sufficient to allow us to expand into parts of the United States where it is not as well known or as widely used. However, it has been sufficient in Texas and we expect it to be sufficient in expansion states that the company has under study. Demotech has eight Financial Stability Ratings: A” (Unsurpassed), A’ (also Unsurpassed), A (Exceptional, S (Substantial), M (Moderate), L (Licensed), NR (Not Rated), and I (Ineligible). This rating is subject to review by Demotech at least annually. Demotech is provided with public financial information as well as requested information to assist them in their evaluation. The absence of a sufficient minimum rating of A- from Demotech, in the absence of a rating of B+ or better from A.M. Best, would have a significant negative effect on HAIC’s sales, business retention, and ability to appoint or retain agents.

Competitive Strengths

All of our business is sourced through internet-enabled applications. Our agents use the internet to quote and issue policies, conduct other transactions, and look up policyholder information. The agent portal or interface, and the actions required by the agents, are designed to be simple and rapid to use. Our commitment to technology has enabled us to grow rapidly without a loss in efficiency, while providing our agents with a highly satisfactory transactional experience.

Although automated underwriting tools are used extensively to qualify and price policies, approximately 10-15% of all polices cannot be automatically underwritten, as they are outside the acceptable “underwriting box”. These polices may require closer scrutiny because of prior loss history, a low insurance score, an insured home value outside a normal range based on square feet, a high home value, a location that may be subject to flooding or tidal surge, large acreage, unacceptable animals on premises, or a variety of other underwriting criteria. Additional information may be solicited to evaluate the overall risk, such as additional details relating to prior losses. Additional underwriting tools may be employed, such as Risk-Meter, which is a tool used to evaluate exposure to tidal surge. In addition, the policy may be endorsed to exclude certain risks, such as saddle animals. Actions by underwriters generally do not affect pricing (other than corrections of input errors) but are designed to accept or decline business.

To support our agents and our policyholders, we have local, experienced, and responsive underwriting and customer service personnel. Our timely responsiveness to our agents and the underwriting support we give them is an important component of our business philosophy. We consider our relationships with our agents to be excellent as a result.

Our management team has many years of insurance experience in Texas. Our knowledge of the Texas market helps us to better identify those market segments known by us to produce superior profit opportunities, and to avoid those that do not. Our pricing philosophy is to maximize profit margins within segments of the market that have shown superior and more predictable results, while avoiding segments of the market where opportunities for profit are limited. This allows us to set prices competitively within self-selected (based on price) market segments. This approach is an advantage insofar as we are not seeking a large market share nor are we in a position that we are required to maintain a large market share for the sake of efficiency or customer retention. By way of example, many of our competitors give substantial price discounts to homeowners customers who place other business with them, automobile insurance business in particular. We have seen no industry data to support such a discount, so the implication is that “stand alone” homeowners business is either overpriced or that homeowners business that is not stand alone business is underpriced. By focusing on a single line of business and specific segments of the market, as distinct from a more inclusive strategy that maximizes market share, we believe our pricing gives us a better profit opportunity.

We have long-standing relationships with a large number of successful and productive independent agents in Texas. Many of these relationships predate the founding of our company.

We are a Texas-based company focusing on residential property business. As such, we can spend virtually all of our time researching and developing ways to improve our core business. This specialization, our use of technology, and our relatively small size, allow us to swiftly identify and react to opportunities and changes in the Texas market. If and when we expand into additional significant markets, we will staff the company with personnel who are intimately familiar with each new market. Such personnel would be identified and recruited through industry connections or by using firms who specialize in sourcing and recruiting insurance industry personnel. We have successfully used both approaches to build our present staff.

Our Strategies

A current strategy is to limit growth in North Texas. We wish to reduce the inconsistency of underwriting results that is caused mainly by frequent severe thunderstorms, predominantly in North Texas. While we wish to maintain overall growth, we will reduce the percentage of business in the Dallas-Fort Worth metropolitan area.

Our long-term strategy in the Houston metropolitan area is to increase the proportion of business we write there. We believe that hard-market conditions in that area present an unusual opportunity to write business with a greater profit potential. These “hard market’ conditions include historically high prices, higher deductibles, and restricted product availability. A number of competitors limit the amount of business they will accept in this area. At the same time, we must also limit growth in Gulf Coast counties in order to avoid undue exposure to hurricane risks or uneconomical increases in our cost of reinsurance. We are exploring ways to utilize our MGA to take greater advantage of the existing Houston market. HAMGA is positioned to write business with unaffiliated insurers, which would allow us to generate fee income without the attendant underwriting risks.

We will continue to segment business through automated and non-automated selective underwriting processes and through creative pricing and product design. This allows us to attract and select the most potentially profitable segments of the market.

We will continue to take advantage of technological changes. As an example, with the help of our technology provider, IDMI, Inc., we are developing a “consumer portal”, which will enable consumers to make payments, view their policy information, and conduct other transactions through the internet. We are also developing, along with IDMI, a “direct business” portal, which would allow us to quote prices to potential customers shopping the internet. In Texas our intent is to use this means to drive new business to our agents. If and when we expand beyond Texas, we may also use this portal to do business directly with policyholders.

Our long-term growth strategy includes continued growth of our Texas residential property business and expansion of our residential property business into other states, but within the constraints imposed by our pricing philosophy, our competitors, and our capital resources. We have tentatively selected four southeastern states for further study and possible expansion: Virginia, North Carolina, South Carolina, and Georgia. These states were tentatively selected based on their history of losses, their regulatory environment, their relative ease of entry, and the fact that catastrophic losses on the Atlantic coast would tend to be unconnected to tropical cyclone or severe thunderstorm losses in Texas (providing a greater spread of weather risk).

Underwriting

General

We limit the business we write within geographical areas in order to avoid undue concentration of risk and to reduce the uncertainty inherent in weather-related risks. For example, many coastal zip codes are closed to new business either to avoid undue concentrations of homes to catastrophic loss, or because of the proximity to the coastline.

Automated underwriting tools are used to select and price business. These automated tools include insurance scores derived from the applicant’s financial history; the applicant’s prior loss history; exposure of the property to tidal surge; and underwriting questionnaires. Third-party property inspections and other, non-automated underwriting tools are also used to verify underwriting information and to select business.

An experienced, local underwriting staff of sufficient size, supervision and quality is maintained in order to properly select risks and to provide a rapid and knowledgeable response to agents and policyholders.

All underwriting functions are performed by our employees. As of December 31, 2011 and September 30, 2012, respectively, our underwriting department had 7 staff members.

Use of Computer Models to Assess Catastrophic Loss Risk

Property and casualty insurance companies writing business in areas subject to catastrophic losses routinely use highly sophisticated computer simulation models to assess the probabilities of catastrophic losses. These models are generally licensed by providers who specialize in the development and maintenance of these models. The two most prominent providers of models affecting property insurers in the United States are AIR Worldwide (“AIR”) and Risk Management Solutions, Inc. (“RMS”). HAIC relies on the AIR hurricane model results, applied quarterly to HAIC’s active policies, to help determine how much catastrophe reinsurance to purchase, how to properly price business that is subject to significant hurricane losses, and how to most economically and prudently allocate business geographically. HAIC does not license any models, but relies on its reinsurance broker to provide this service, which is customary for smaller companies who cannot economically license and operate these models.

Claims Administration

The Texas Department of Insurance regulates the minimum content and timeliness of various claims notices and transactions. We strive to exceed those requirements and to adjust claims fairly.

A variety of independent, licensed third-party field adjusters are used to physically examine and evaluate claims on-site, and to provide estimates of damages or loss. We plan to hire a limited number of field adjusters as employees in heavily-populated areas. HAMGA has relationships with a number of large, independent claims adjusting firms who are committed to provide field adjusters in the event of a large-scare catastrophic event. Claims are processed internally by our employees, who are experienced, local claims personnel. All decisions regarding the payment or non-payment of claims are made by us.

Policy Administration

The Texas Department of Insurance regulates the minimum content and timeliness of various policyholder notices and transactions, including the issuance of policies, cancellations, and renewals. We strive to exceed those requirements and to treat all customers fairly.

Policies are maintained by the Policy Transaction System (“PTS”), licensed by a third party, IDMI, Inc. Most policyholder transactions are automated, including policyholder billing, policy issuance, cancellation, expiration and renewal notices, and late payment notices. Endorsements or policy changes are made by agents or underwriting personnel utilizing PTS. Our employees perform all customary company policy administration functions, with the exception of the mailing of policy documents to new and renewal policyholders. The printing and mailing of these documents is conducted by a third party, Primoris Services LLC of Warner-Robbins, Georgia.

Technology

Policy processing and administration is conducted using the Policy Transaction System (“PTS”). PTS enables agents, our employees and other users to input and complete transactions, review policy information, and otherwise perform customary duties by accessing PTS through the internet. Policy quoting and issuing, policy billing and administration, claims processing and payment, agent commission maintenance and payment, and various other tasks are initiated and completed using PTS.

PTS is licensed by HAIC, but is owned by an outside vendor, IDMI, Inc. of Warner Robbins, Georgia (“IDMI”). IDMI specializes in providing software to insurance companies throughout the United States. HAIC pays IDMI a monthly fee to maintain PTS and pays fees to IDMI for custom system modifications, based on estimated man hours.

Primoris Services LLC (“Primoris”), an affiliate of IDMI, hosts PTS on its servers located in Warner Robbins, Georgia. The PTS system and policy records are backed up nightly and stored offsite at VENYU, Inc. located at Shreveport-Bossier City, LA. As an enhancement to our data security protocol, Primoris is in the process of setting up a mirror hosting service. It is anticipated that the mirror site processing center will be operational by the end of Q4 2012. HAIC has contracted to participate in this added service. Primoris is an SOC 1 (SSAE no.16) Type II facility.

Our accounting general ledger is run on Sage Peachtree 50 Quantum software. The software is hosted on a server located in our offices in Irving, Texas and is backed up offsite nightly through the resources of an outside vendor, American Integration, Inc. Dallas, Texas.

Local area network services (LAN) functions including access to our policy maintenance system, accounting general ledger, e-mail and connection to the internet is hosted / supported on servers in our offices located in Irving, Texas. We use an outside vendor, American Integration, Inc., Dallas, Texas, to assist in the maintenance of our network, to provide technology consulting services, support our communications systems as well as supply backup to our locally housed servers.

Reinsurance

Our insurance company uses a number of reinsurers to minimize or avoid the risk of adverse loss results, particularly weather-related losses. By utilizing reinsurance an insurance company can “cede” a portion of its potential claims and claims expense to another insurance company specializing in “assuming” insurance risks from “primary” companies. “Quota share” and “excess” reinsurance programs are used, more fully described below. When selecting reinsurance coverage, HAIC considers the financial strength and stability of the providers, their history of responding to claims, and their overall reputation. HAIC requires that all reinsurers have an A.M. Best rating of A- (Excellent), or better, or an S&P rating of AA- or better. HAIC continually monitors the financial condition of its reinsurers with the aid of its reinsurance brokers, AON, and Guy Carpenter. The following table shows the A.M. Best and S&P ratings of each of our reinsurers at the time of our most recent placement, April 1, 2012.

Reinsurer	A.M. Best Rating	S&P or S&P Lloyds Rating
Arch Reinsurance Company	A+	A+
Endurance Reinsurance Corporation of America	A	A
RLI Insurance Company	A+	A+
SCOR Reinsurance Company	A	A
Hannover Rueckversicherung-Aktiengesellschaft	A	AA-
R+V Versicherung AG	NR-5	AA-
Sirius International Insurance Group	A	A-
Houston Casualty Company; UK Branch	A+	AA
SCOR Global P&C SE Paris	A	A
Lloyds Syndicate No. 1274 Antares (AUL)	A	A+
Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML)	A	A+
Lloyds Syndicate No. 2791 MAP Underwriting (MAP)	A	A+
Lloyds Syndicate No. 2987 BRIT (BRIT)	A	A+
NGM Insurance Company	A	A
Maiden Re	A-	BBB+
American Standard Insurance Company of Wisconsin	A	NR

Best’s Financial Strength Ratings (FSR) represents the rating agency’s assessment of an insurer’s ability to meet its obligations to policy holders. The rating process involves quantitative and qualitative reviews of company’s balance sheet, operating performance and business profile, including comparisons to peers and industry standards and assessment of insurers operating plans, philosophy and management.

The ratings scale includes six “Secure” ratings:

A++, A+ (Superior)

A, A- (Excellent)

B++, B+ (Good)

The scale also includes ten ratings for companies deemed “Vulnerable”

B, B- (Fair)

C++, C+ (Marginal)

C, C- (Weak)

D (Poor)

E (under regulatory supervision)

F (in liquidation)

S (rating suspended)

Standard & Poors (S&P) credit ratings are forward looking opinions about credit risk. The rating represents the rating agency opinion about the ability and willingness of an insurer to meet its financial obligations in full and on time.

The ratings scale is as follows:

AAA – Extremely strong capacity to meet financial commitments

AA – Very strong capacity to meet financial commitments

A – Strong capacity to meet financial commitments, but somewhat susceptible to adverse economic conditions and changes in circumstances

BBB – Adequate capacity to meet financial commitments, but more subject to adverse economic conditions

BBB- - Considered lowest investment grade by market participants

Additional ratings complete the scale, but all are considered below investment grade and have not been shown

Quota Share Reinsurance. HAIC uses “quota share” reinsurance to share the risk of loss for its residential property and private passenger automobile lines with unaffiliated companies. Quota share or “proportional” reinsurance programs provide that the reinsurer share a proportional percentage of the insurance company’s claims and claim expenses. For residential property an “occurrence cap” limiting a gross reinsured loss (claims and claims expenses before reinsurance recoveries) to the lesser of $60,000,000 or 150% of earned premium. This limits the amount that can be recovered for a single catastrophe or occurrence. The reinsurer receives a proportional percentage of the insurance company’s collected premiums, less a “ceding commission” to cover the insurance company’s expenses. The ceding commission is subject to adjustment, with a stipulated minimum, depending on the insurance company’s claims level in relation to its earned premiums (loss ratio).

HAIC also uses quota share reinsurance as a means to write more business than its capital resources might otherwise allow. The State of Texas limits the amount of “net written premiums” written by a property and casualty insurance company to 300% of its capital and surplus. Net written premiums are determined by deducting premiums paid to reinsurers from premiums received from policyholders. Thus, an insurance company with limited capital can expand its business activity beyond what otherwise might be achieved by reinsuring a portion of its business. As of September 30, 2012 HAIC reinsured 90% of its residential property business and 50% of its private passenger automobile business through quota share reinsurance programs.

For residential property, the following table shows the proportion or share of premiums and losses assumed by each reinsurer:

Reinsurer	Reinsurer’s Share
Arch Reinsurance Company	35%
Endurance Reinsurance Corporation of America	10%
RLI Insurance Company	15%
SCOR Reinsurance Company	15%
R+V Versicherung AG *	15%

*this reinsurer does not assume the personal liability risks associated with residential property policies.

A total of 90% of the insurance company’s residential property business is subject to the quota share program.

The insurance company’s residential property quota share contracts are reviewed annually with an anniversary of April 1st, and are subject to termination as to new business or renegotiation as to terms.

The insurance company’s private passenger automobile business is subject to a 50% quota share contract with NGM Insurance Company. The insurance company’s private passenger automobile contract was terminated effective July 1, 2012 as to new business, and is in runoff status.

Excess of Loss Reinsurance. The insurance company also uses “excess of loss” reinsurance for its residential property and private passenger automobile lines of business. This type of reinsurance covers losses, consisting of claims and claim expenses, above a certain retained amount per occurrence, subject to a maximum limit.

The insurance company has three excess programs that limit residential property losses. Two of the programs protect the insurance company against a large numbers of individual losses originating from single loss events - weather or other catastrophes. The third program provides coverage for individual risks, generally limited to losses from fire.

Under the largest of the per event programs, the insurance company purchases reinsurance covering an occurrence or catastrophe with a gross loss (claims and claims expenses before reinsurance recoveries) in excess of $3,000,000 with a maximum gross loss of $60,000,000. This reinsurance applies to the insurance company’s 10% retained share of the business and does not apply to the losses assumed by the quota share reinsurers, although the quota share reinsurers may elect to purchase excess reinsurance on their own. Thus, under this program, the insurance company limits its maximum net loss under this program to $300,000 (10% of $3,000,000) per occurrence, unless the gross loss exceeds $60,000,000, in which occurrence the insurance company may be subject to all losses above the $60,000,000 limit. This excess of loss coverage is purchased in layers, as shown in the table below.

This same program includes private passenger automobile coverage, as applied to the insurance company’s retained 50% quota share portion. The limits for private passenger automobile are different than those for residential property. Here, the maximum amount retained by the insurance company is $200,000 with an upper limit of $800,000. In the event that a catastrophe causes both residential property and automobile losses, there is a “basket clause” that limits HAIC’s net loss to $300,000 for all losses combined.

The reinsurers who participate in this program as of April 1, 2012 and their percentages of participation as it relates to the insurance company’s 10% of gross retained losses are as follows:

Layer/Reinsurer	Participation
$7,000,000 excess of $ 3,000,000
R+V Versicherung AG	100.00%

$20,000,000 excess of $10,000,000
SCOR Global P&C SE Paris	40.00%
Houston Casualty Company; UK Branch	5.00%
Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML) (4UZ)	10.00%
Lloyds Syndicate No. 2791 MAP Underwriting (MAP) (4LF)	17.50%
Lloyds Syndicate No. 2791 MAP Underwriting (MAP) ((4NZ)	7.50%
Lloyds Syndicate No. 2987 BRIT (BRIT) (4MK)	20.00%

$30,000,000 excess of $30,000,000
R+V Versicherung AG	75.00%
Houston Casualty Company; UK Branch	2.86%
SCOR Global P&C SE Paris	7.14%
Lloyds Syndicate No. 1274 Antares (AU) (4OZ)	3.57%
Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML) (4UZ)	2.14%
Lloyds Syndicate No. 2987 BRIT (BRIT) (4MK)	4.29%
Sirius International Insurance Group	5.00%

This larger excess of loss program is purchased annually with an April 1st anniversary.

The catastrophe amount purchased is largely determined by subjecting HAIC’s business to a computer model which runs numerous simulations and arrives at levels of Probable Maximum Loss (“PML”) based on levels of probability. The model used by HAIC to estimate PML’s to assist catastrophe reinsurance purchase decisions is the AIR Worldwide Hurricane Historical model. The background of models is described more fully in the Underwriting section on page 35.

HAIC’s business is modeled quarterly, and the amount of reinsurance purchased is selected so that a sufficient amount of insurance is in place to, at minimum, cover a PML that equates to a hurricane that might be expected to occur in any given year approximately 1% of the time or less. This decision is made annually, for inception at each April 1st. The amount purchased is meant to exceed the amount calculated so that it will allow for business growth in hurricane-exposed areas, and the cost of handling claims. HAIC also estimates and includes an amount that is likely to be assessed by the Texas Windstorm Insurance Association (“TWIA”) for a similar storm. The latter is included because a storm effecting HAIC would likely affect TWIA, both having business in many of the same geographical areas. TWIA is more fully described on page 44.

The quarterly analysis performed at June 30, 2012, indicated that, because of unanticipated growth in the Houston Metropolitan area, an additional amount of catastrophe reinsurance would be needed to meet HAIC’s standard of protection through the upcoming hurricane season. HAIC estimated that $65,000,000 of coverage rather than $60,000,000 described above would be needed. Effective August 15, 2012 an additional $5,000,000 of catastrophe reinsurance coverage was in place with the following companies:

Company Name	Participation
American Standard Insurance Co. of Wisconsin	20.0%
Sirus International Insurance Corporation	10.0%
Lloyds Underwriters	20.0%
Scor Global P&C SE Paris (Zurich Branch)	50.0%

To protect the insurance company against a gross loss occurrence in excess of $60,000,000, HAIC has entered a second catastrophe excess of loss reinsurance program for residential property, covering a gross loss up to $65,000,000. Since the quota share reinsurers cap their gross loss at $60,000,000, this provides a $5,000,000 layer of reinsurance coverage for 100% of residential property losses in excess of $60,000,000. This program was purchased for a limited time span, effective August 15, 2012 and expiring March 31, 2013. It is expected that the quota share occurrence cap and the larger excess program will be expanded on April 1, 2013, obviating the need for this additional layer of reinsurance.

The insurance company also purchases residential property excess of loss coverage on a “per risk” basis, reinsuring large losses that may occur on individual residential properties. The perils covered are other than weather-related losses. Thus, this coverage is principally meant to cover losses from fire on more expensive homes. Losses are covered in excess of $500,000 per occurrence per insured property

The reinsurers who participate in this program and their percentages of participations are shown below:

Reinsurer	Participation
Hannover Rueckversicherung-Aktiengesellschaft	20.000%
Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML)	26.667%
Lloyds Syndicate No. 2791 MAP Underwriting (MAP) (4LF)	18.667%
Lloyds Syndicate No. 2791 MAP Underwriting (MAP) ((4NZ)	8.000%
Lloyds Syndicate No. 2987 BRIT (BRIT) (4MK)	26.666%

The per risk excess of loss program is purchased annually with an April 1st anniversary.

In addition to protection from excess residential property losses, HAIC also purchases per risk excess of loss reinsurance for private passenger automobile claims. This reinsurance covers the insurance company’s net retained losses (after deducting quota share reinsurance) above $20,000 per accident. Thus, the insurance company is protected from larger individual losses on the 50% of the private passenger automobile business retained by the company. This contract was terminated as to new business July 1, 2012 and is in runoff.

HAIC relies heavily on quota share and catastrophe reinsurance to support its growth and continued operations and to protect it from adverse risk. The unavailability, limited availability, or increased cost of reinsurance could have a material adverse effect on our business, results of operations and financial condition.

Investments

As directed by its board of directors, the insurance company follows an extremely conservative investment policy, where it only invests in federally insured certificate of deposits or holds deposits in federally insured demand deposit accounts. While this strategy has led to marginal investment returns over the past several years due to historically low yields on these types of investments, this investment strategy supports the insurance company’s liquidity needs as a mainly property insurer. This strategy also provides operating expense savings through the virtual elimination of transactional bank charges, through compensating balance offsets at our depository institutions

The following are the historical investment returns for the Company:

	2006	2007	2008	2009	2010	2011
Gross Investment Income	$190,399	$234,992	$119,934	$64,345	$45,666	$26,376
Average Invested Assets	2,283,441	5,338,068	6,032,126	5,891,583	4,932,617	3,716,264
Investment Yield	8.34%	4.40%	1.99%	1.09%	0.93%	0.71%

Competition

SNL Financial ranked 74 companies writing homeowners insurance in Texas as of December 31, 2011. At that time HAIC ranked 20th in terms of premium volume.

Large, national companies have a large share of the Texas homeowners market. State Farm Mutual, Allstate Corp., and Farmers Insurance Group together had a market share of 52.23%. These companies are categorized as “captive agency” companies as their business is conducted largely through agents who are obligated by contract to place their business, with some exceptions, with a specific company. There are also companies who do business directly with policyholders, including USAA Insurance Group, and Amica Mutual Insurance Group. These two companies collectively had a 9.24% market share.

We conduct our business through independent agents. Independent agents typically represent several insurance companies. Our “direct” competition tends to consist of other insurance companies who do business through independent agents, although all companies compete for the same ultimate customers.

Direct competitors include Liberty Mutual, Travelers Companies, Inc., American Strategic Lloyds, Hartford Financial Services, MetLife Inc., Universal Group, State Auto Insurance Companies, Cypress Insurance Group Inc., and Kemper Corp.

The large, established national companies have a number of advantages over smaller, younger companies. The larger competitors who we compete directly with, such as Liberty Mutual and Travelers, and those who use captive agencies or market directly have the advantages of wide name recognition, extensive advertising, superior ratings from rating agencies, and customer loyalty. Nonetheless, smaller, younger companies can compete successfully by providing high-quality, responsive customer service, to both agents and policyholders, using robust automation, and offering competitive prices in selected market segments.

According to SNL Financial our Texas homeowners market share at December 31, 2011 was .56%. Although this market share is relatively small, it shares a $6.0 billion Texas homeowners market.

Competition could have a material adverse effect on our business, results of operations and financial condition.

Government Regulation

General

We are subject to the laws and regulations of the State of Texas and the regulations of any other states in which we do business. State regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. Such regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct, and a variety of other financial and non-financial components of our business. Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material adverse effect on our business, results of operations or financial condition.

Many states, including Texas, have enacted laws which restrict an insurer’s underwriting discretion, ability to increase rates, ability to maintain rate adequacy, ability to terminate policies, terminate agents or reject insurance coverage applications. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations.

All states require regulatory approval before an insurance company is allowed to do business in that state. Although we have no immediate plans to enter any new states, regulatory authorities in those states may disapprove or delay expansion of HAIC into new markets.

Insurance companies must file quarterly and annual statements with certain regulatory agencies and are subject to regular and special examinations by those agencies. The Texas Department of Insurance requires that an insurer’s annual statement filing be supported by audited financial statements as well as an independent actuary’s certification loss reserves. The latest state regulatory financial exam of HAIC was completed by the Texas Department of Insurance in September, 2011 for the year ended December 31, 2010. In addition, the Texas Department of Insurance completed its latest market conduct examination of HAIC in May, 2011, for the twelve month period ended August 31, 2010. A market conduct examination reviews and tests the insurance company’s adherence to legal and regulatory requirements as respects policies issued, policies cancelled, claims paid, and other policyholder transactions, and as respects requirements to file approved rates and forms. No material changes to the company’ accounts or business conduct were indicated or required as a result of any of these examinations. No market conduct examination of HAIC is scheduled. The next scheduled financial examination of HAIC will be for the year ending December 31, 2015.

States routinely require deposits of assets for the protection of policyholders either in those states or for all policyholders. HAIC currently has investments on deposit of $1 million for benefit of the State of Texas.

Restrictions on Payments of Dividends by a Texas Insurance Company

The Texas Insurance Code limits dividends from insurance companies to their stockholders to net income accumulated in the company’s surplus account, or “earned surplus”. Further, dividends are classified as Extraordinary Dividends, if a distribution including the payment of dividend  or distribution of cash or other property, the fair market value of which combined with the fair market value of each other dividend or distribution made in the preceding 12 months exceeds the greater of: (1)  10 percent of the insurer's policyholders' surplus, as of December 31 of the year preceding the year in which the fair market value is being determined, or (2) the net income for the calendar year preceding the year in which the fair market value is being determined, require the prior approval of the Texas Commissioner of Insurance. The Texas Commissioner must be given 30 days notice before an insurer may pay an extraordinary dividend. If the Commissioner does not disapprove such dividend during the 30 day notice period, it is deemed approved. The Texas Insurance Code does not regulate dividends to stockholders from non-insurance entities, such as HAMGA.

HAIC has not, from inception to date, declared or paid a dividend to its stockholder, HAHC, or to any other stockholder.

The Texas Insurance Code limits dividends from Insurance Companies to their stockholders to net income accumulated in the company’s surplus account, or “earned surplus”. The maximum dividend that may be paid without approval of the Insurance Commissioner (Ordinary Dividend) is limited to the greater of 10% of the statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. No dividends were paid by HAIC in 2011 or 2010. Any amount in excess of this would be considered an Extraordinary Dividend, which would require the approval of the Commissioner of Insurance. The highest amount HAIC would currently be able to pay to HAHC as of December 31, 2011 and December 31, 2010, in accordance with the Texas Insurance Code, would be as follows:

	December 31, 2011		Limitation
2011 Retained Earnings	$677,742.00

Statutory Surplus	$4,984,797.00	10%	$498,480.00
Statutory Net Income	$716,638.00	100%	$716,638.00
Maximum Dividend Permitted				$716,638.00

	December 31, 2010		Limitation
2010 Retained Earnings	$(198,561.00)

Statutory Surplus	$4,108,494.00	10%	$410,849.00
Statutory Net Income	$489,680.00	100%	$489,680.00
Maximum Dividend Permitted				$489,680.00

The Texas Department of Insurance, under its holding company regulations, must pre-approve an insurer’s arrangements with its affiliates, including but not limited to, any service or management agreements. These agreements must be, in the opinion of the Texas Department of Insurance, fair and equitable to the insurer. Such regulation may indirectly limit the distribution of profits among HAHC’s affiliates.

HAMGA has paid dividends to HAHC. HAHC has used these funds to pay operating expenses, and to provide additional operating capital to HAIC. A dividend in the amount of $500,000 was paid in March, 2012 and a dividend in the amount of $300,000 was paid in December, 2012.

NAIC Risk Based Capital Requirements

In order to aid the regulation of insurer solvency, the NAIC established risk-based capital (“RBC”) requirements for insurance companies. The RBC requirement is designed to assess capital adequacy and to raise the level of protection that statutory capital and surplus provides to policyholders. These requirements measure three major areas of risk facing property and casualty insurers: (1) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing, (2) declines in asset values arising from credit risk, and (3) other business risks from investments. Insurers having less statutory capital and surplus than required will be subject to varying degrees (action levels) of required company action and/or regulatory action by the Texas Department of Insurance, depending on the level of inadequacy.

Based upon the 2011 statutory financial statements of HAIC, its statutory capital and surplus exceeded all company and regulatory action levels established by the State of Texas. HAIC's authorized control level risk based capital capital under the NAIC's Risk Based Capital calculation was $1,676,474 at December 31, 2011. HAIC's statutory surplus at December 31, 2011 was $4,984,797, exceeding the required level of capital by $3,298,323.

NAIC Insurance Regulatory Information Systems (“IRIS”) Ratios

For property and casualty insurance companies, the NAIC has developed a set of 13 financial ratios focusing on the overall operations, profitability, liquidity and claim reserve adequacy to assist state insurance departments in identifying companies which may be developing performance or solvency problems as signaled by changes in the companies’ operations. Such changes may not necessarily result from a specific problem within an insurance company, but may merely indicate changes in the operational results of that company, which cause certain ratios to fall outside the ranges defined as ”usual” by the NAIC. A ratio outside the usual range is not considered failing, as the ratios are set as averages for all types of companies. However, when an insurance company has a number of ratios falling outside “usual ranges”, state regulators may investigate to determine the reasons for the variance and decide whether corrective action is warranted. Ratios outside the usual ranges for HAIC, reported by the NAIC for the year 2011 are as follows:

•	Investment Yield, calculated as net investment income/average invested assets (usual range from 3% - 6.5%)

o	HAIC’s investment yield for the year ending December 31, 2012 was 0.24% as a result of historically low rates on federally insured deposits. As dictated by its extremely conservative investment policy, HAIC is required to invest only in FDIC insured demand deposit accounts or certificates of deposit. This investment policy provides HAIC with a high level of liquidity, which supports the rapid payment of its claims, while at the same time providing the company with operational cost savings by reducing transactional banking expenses (by approximately $43,000 in 2011).

•	Liabilities / Liquid Assets Ratio, calculated as liabilities divided by liquid assets (usual range less than 105%)

o	HAIC’s liquidity ratio at December 31, 2011 was 112%. The insurance company’s liquidity ratio falls outside the NAIC “usual” range primarily as a result of its extensive use of quota share reinsurance coupled with the reinsurance industry’s standard terms of payables settlements 30 days after the close of the premium / claim transaction month. This causes HAIC to record large payable balances at each month end.

Insurance Holding Company Regulation

We are subject to laws governing insurance holding companies in Texas, where HAHC is domiciled. These laws, among other things, (1) require us to file periodic information with the Texas Department of Insurance, including information concerning our capital structure, ownership, financial condition and general business operations, (2) regulates certain transactions between us and our affiliates, including service or management agreements, and (3) restrict the ability of any one person to acquire a certain level of our voting securities without prior regulatory approval.

Any purchaser of 10% or more of the outstanding voting shares of our common stock will be considered a “controlling person”, and such purchase will be considered a change in control (unless the purchaser is already a controlling person). Such a purchase will require prior approval of the Texas Commissioner of Insurance. Such a purchaser will be required to file satisfactory information with the Texas Department of Insurance, including financial and biographical information. In the event of a change in control, the Commissioner may require an increase in the minimum acceptable capital and surplus of HAIC.

Managing General Agency Regulation

HAMGA is subject to the laws governing managing general agents in Texas which include among others, (1) allow the Texas Department of Insurance to conduct a financial examination of HAMGA, (2) require that separate records be kept for each insurer doing business with HAMGA, (3) set minimum reporting requirements to insurers by HAMGA, (4) require that insurer funds be kept in a separate escrow account for each insurer, (5) require a written contract with each insurer doing business with HAMGA, with stipulated provisions relating to annual examinations of HAMGA by each insurer, recordkeeping for and reporting to insurers, reporting HAMGA ownership changes to insurers, HAMGA duties and limits of authority, and the remittance of funds, among other required provisions, and (6) require notice to the Texas Department of Insurance by HAMGA in the event of overdue balances due insurers, withdrawal by an insurer of claims settlement authority, or the cancellation of a contract between HAMGA and an insurer.

Privacy.

As mandated by the Gramm-Leach-Bliley Act, states, including Texas , have promulgated and refined laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes.

Future Legislation and Regulation

From time to time, new regulations and legislation are proposed by federal and state legislatures and agencies. It is not possible to predict whether, in what form or in what jurisdictions, any proposal might be adopted, or the effect, if any, on us.

The Texas Windstorm Insurance Association (or “TWIA”)

HAIC, as a company writing residential property insurance in Texas is a member of and is subject to assessments by TWIA. TWIA is a so-called “residual market”, providing coverage for windstorm, hurricane, hail, and other weather-related perils in the Texas counties that face the Gulf of Mexico. The principal purpose of TWIA is to provide insurance protection from tropical cyclones to residential and commercial property owners along the Gulf of Mexico who would otherwise find it difficult or impossible to secure coverage from private companies.

Assessments are determined based on a formula largely determined by the market share of the member company in the property lines covered by TWIA. Potential assessments may be offset by windstorm business voluntarily written in the affected areas by the member company. HAIC has, up to this time, declined to write windstorm coverage in Coastal counties, and writes business in these counties with a windstorm, hurricane and hail exclusion or “ex-wind”. HAIC’s assessment percentage for the loss year 2011 was .639% of assessable losses. The Company will be advised of any changes to the current assessment base in the last half of Q4 2012, or the early part of Q1 2013.

Losses incurred by TWIA are funded in a number of ways, of which assessments are a part. The first $300M of losses are expected to be funded by premiums charged Coastal consumers and accumulated in a Premium and Catastrophe Reserve Fund. The next $500M in losses is to be funded by a Bond Anticipation Note/Class 1 Public Securities, repaid by future premiums collected by TWIA from Coastal residents.

The next $1B in losses is to be funded by Class 2 Post-Event Bonds. Policyholders in the catastrophe area are to repay 70% of the amount funded through surcharges on future premiums. Member companies are to repay 30% of the amount funded through member assessments. The next $500M in losses is to be funded by member assessments. If losses exceed the $2.3B provided for by the aforementioned means, TWIA has purchased an additional $850M of insurance from private sector reinsurers. Thus, TWIA member companies are subject to a potential assessment of their portion of $800M (30% of $1B + $500M).

HAIC’s property reinsurance programs all include these potential assessments in the definition of a covered loss.

The funding mechanisms available to TWIA do not address losses in excess of the $3.15B outlined above, whether caused by a single event or multiple events. The funding of TWIA is governed by Texas law. It is unknown if the State of Texas would, through legislation or otherwise, provide additional funding or what funding methods would be used .

The Texas FAIR Plan

The FAIR Plan was established to provide a market for consumers in those cases when property insurance is not available from the private sector. (This does not include consumers in Coastal counties.) To qualify, a potential insured must provide proof of two declinations of their applications to private insurers. Companies writing residential property in Texas are required to participate in any financial deficit in the Plan in proportion to their market share. HAIC’s market share as calculated by the FAIR Plan for 2012 is .62%.

HAIC’s property reinsurance programs all include these potential participation payments in the definition of a covered loss, provided that the deficit causing the payment is caused by a covered occurrence.

Texas Property and Casualty Insurance Guarantee Association

Insurance companies admitted to do business in Texas are subject to assessments in the event of a company insolvency. The purpose of the Association is to guarantee the payment of claims, up to certain maximums, to consumers in the event that an admitted company can no longer meet its financial obligations. Expenses associated with the maintenance of policies, orderly liquidation of the insolvent company, and claims expenses are also assessable. A member company’s assessment is determined in proportion of the member company’s lines of business to the same lines of business of the insolvent company. Thus, by way of example, an insolvent life insurance company would trigger no assessment of any property and casualty insurance company. As another example, an insolvent property and casualty insurance company writing only workers’ compensation insurance would trigger no assessment of a company that did not write workers compensation insurance.

Any Guarantee Association assessment may be offset against the participating company’s Texas premium taxes, to be spread equally over 10 years. Amounts yet to be recovered, to be offset against premium taxes in future years, may be set up as an admitted asset on the company’s books, for regulatory purposes. Assessments in any given year are subject to a maximum of 2% of the net written premium of the assessable line of a company’s business.

HAIC’s reinsurance programs do not include potential Guarantee Association assessments as a recoverable loss.

Employees

As of September 30, 2012, we had 35 employees, all but one of whom are full time employees, including five executive officers. We are not a party to any collective bargaining agreement and have not experienced any work stoppages or strikes as a result of labor disputes. We consider relations with our employees to be satisfactory.

Facilities

We lease 4,266 square feet of office space in Irving, Texas. The lease for this office space expires on May 31, 2016. The monthly rent for this space is $7,246, payable in equal monthly installments. Rent may be increased each December 31st, with a maximum increase equal to 95% of our pro rata share, based on occupancy, of any increase in the landlord’s operating costs. The cost of utilities is charged separately, prorated based on occupancy.

Legal Proceedings

We are subject to routine legal proceedings in the ordinary course of business. We believe that the ultimate resolution of these matters will not have a material adverse effect on our business, financial condition or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February 4, 2013 by our executive officers and directors (individually and as a group) and each person who is known by us to beneficially own more than five percent of our common stock.

Except as otherwise indicated, we believe that each of the beneficial owners and selling stockholders listed below has sole voting and investment power with respect to such shares, subject to community property laws, where applicable. Unless otherwise noted, the address of each stockholder is c/o Homeowners of America Holding Corporation, 1333 Corporate Drive, Suite 325, Irving, TX 75038.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

	Common Stock
Name of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)
Executive Officers and Directors:
Spencer Tucker (3)	950,000	16.10%
Michael C. Rosentraub	-	-
Debbie L Carter (4)	125,000	2.08%
Michael S. Cox (5)	25,000	*
Brent W. Parker (6)	7,500	*
Brett Baris (7)	4,500,000	76.27%
Frederick Hammer (8)	4,500,000	76.27%
Luther H. Hodges Jr. (9)	101,875	1.72%
Albert R. Dowden (10)	2,625	*
James F. Leary (11)	1,875	*
Richard L. Viton	-	-
Andrew Lerner (12)	4,500,000	76.27%
Officers and Directors as a Group (12 persons)	5,713,875	94.74%
Principal Stockholders:
Inter-Atlantic Fund, L.P. (13)	4,500,000	76.27%

*less than 1%

(1)          In determining beneficial ownership, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (1) voting power which includes the power to vote, or to direct the voting of, such securities and/or (2) investment power which includes the power to dispose, or to direct the disposition, of such security. In addition, for the purposes of this chart, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including, but not limited to, any right to acquire: (a) through exercise of an option, warrant or right; (b) through the conversion of security; (c) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (d) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

(2)          Based upon 5,900,000 shares of common stock issued and outstanding as of February 4, 2013, assuming the conversion of all our 4,500,000 outstanding Series A Preferred stock and 500,000 outstanding Series B Preferred stock to common stock. Shares of common stock that are subject to options currently exercisable within 60 days of February 4, 2013, are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for computing the percentage ownership of any other person.

(3)          Includes 150,000 shares of Series B Preferred stock convertible to common stock at any time.

(4)          Includes 100,000 shares underlying options that are exercisable on or within 60 days of February 4, 2013 and 25,000 shares of Series B Preferred stock convertible to common stock at any time.

(5)          Includes 25,000 shares underlying options that are exercisable on or within 60 days of February 4, 2013.

(6)          Includes 7,500 shares underlying options that are exercisable on or within 60 days of February 4, 2013.

(7)          Includes 4,500,000 shares of Series A Preferred stock convertible to common stock at any time held by Inter-Atlantic Fund, L.P for which Mr. Baris has shared voting and investment power. Mr. Baris disclaims beneficial ownership of the shares held by Inter-Atlantic Fund, L.P.

(8)          Includes 4,500,000 shares of Series A Preferred stock convertible to common stock at any time owned by Inter-Atlantic Fund, L.P for which Mr. Hammer has shared voting and investment power. Mr. Hammer disclaims beneficial ownership of the shares held by Inter-Atlantic Fund, L.P.

(9)          Includes 1,875 shares underlying options that are exercisable on or within 60 days of February 4, 2013 and 100,000 shares of Series B Preferred stock convertible to common stock at any time.

(10)          Includes 2,625 shares underlying options that are exercisable on or within 60 days of February 4, 2013.

(11)          Includes 1,875 shares underlying options that are exercisable on or within 60 days of February 4, 2013.

(12)          Includes 4,500,000 shares of Series A Preferred stock convertible to common stock at any time held by Inter-Atlantic Fund, L.P for which Mr. Lerner has shared voting and investment power. Mr. Lerner disclaims beneficial ownership of the shares held by Inter-Atlantic Fund, L.P.

(13)          Includes 4,500,000 Series A Preferred stock convertible to common stock at any time. The general partner of Inter-Atlantic Fund, LP is Inter-Atlantic Advisors, Ltd. The directors of Inter-Atlantic Advisors, Ltd are Andrew Lerner, Brett Baris, Frederick Hammer, Robert Lichten, and Michael Esposito. The beneficial owners of Inter-Atlantic Advisors, Ltd. are Andrew Lerner, Robert Lichten, Frederick Hammer, Michael Esposito Jr., Brett Baris, Mike Mazzola, Thomas Donahue, Eduardo Bohorquez, and Joseph Vadapalas. The directors and beneficial owners of Inter-Atlantic Advisors, Ltd share voting and investment power over the shares held by Inter-Atlantic Fund, LP. The address of Inter-Atlantic Fund, LP is 142 West 57th Street, Floor 11, New York, New York 10019.

SELLING STOCKHOLDERS

Up to 5,900,000 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the account of the selling stockholders.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of acquisition of our shares or other securities.   None of the following selling stockholders are registered broker-dealers or affiliated with registered broker dealers.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The selling stockholders’ percentage of ownership of our outstanding shares in the table below is based upon 5,900,000 shares of common stock issued and outstanding as of February 4, 2013 and includes 900,000 currently outstanding common shares and 5,000,000 that will be issued in connection with conversion of the Company’s outstanding Series A and Series B Preferred Stock.

	Ownership Before Offering		Ownership After Offering (1)
Selling Stockholder	Number of shares of common stock beneficially owned	Number of shares offered	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Inter-Atlantic Fund, L.P.	4,500,000	4,500,000	-	-%
Spencer Tucker (2)	950,000	950,000	-	-%
Debbie L Carter (3)	25,000	25,000	-	-%
Richard Backus	225,000	225,000	-	-%
Luther H. Hodges Jr. (4)	100,000	100,000	-	-%
James Ard	50,000	50,000	-	-%
Ray Robbins Jr.	25,000	25,000	-	-%
Sandra Jannette	25,000	25,000	-	-%
TOTAL	5,900,000	5,900,000	-	-%

*represents less than 1%

(1) Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders

(2) Mr. Tucker is our Chief Executive Officer and a director on our board of directors.

(3) Ms. Carter is our Vice President of Operations, and a director of HAIC.

(4) Mr. Hodges is a director on our board of directors.

MANAGEMENT

The following is a list of the names, ages and positions of our directors and executive officers. The directors hold office for one year terms and until their successors have been elected and qualified. The executive officers hold office for one year terms or until their successors are elected by the board of directors. The executive officers and directors of Homeowners of America Insurance Company are the same as our executive officers and directors, except that Debbie L. Carter and Rickard Backus are directors of Homeowners of America Insurance Company, but not the Company.

Name	Age	Position
Spencer W. Tucker	66	Director and Chief Executive Officer
Frederick S. Hammer	76	Director
Brett G. Baris	37	Director
Luther H. Hodges Jr.	75	Director
Albert R. Dowden	70	Director
James F. Leary	82	Director
Richard L. Viton	47	Director
Andrew S. Lerner	47	Director
Michael C. Rosentraub	58	Chief Financial Officer
Debbie L. Carter	47	Vice President of Operations
Michael S. Cox	44	Vice President, Director of Sales & Marketing
Brent W. Parker	45	Vice President, Director of Claims

Directors and Executive Officers

Spencer W. Tucker is the President and Chief Executive Officer and Founder of HOAIC and has served on our board of directors since 2005.  Mr. Tucker has been our Chief Executive Officer since April 2006. He has over 40 years of insurance industry experience. Before starting HOAIC, Mr. Tucker started and managed the Texas programs of ASI Lloyds as an officer of that company. Mr. Tucker has been President of American Capitol Insurance Company (Houston), Associates Insurance Group (Dallas), Associates Life Insurance Company (Dallas), Associates Property and Casualty Insurance Company (Dallas), Southeast Surplus Underwriters (Beaumont). He has also served in executive capacities with Vesta County Mutual (Dallas), Ranchers and Farmers Mutual (Beaumont),  AVCO Financial Services (Newport Beach, California), and Pacific Standard Life Insurance Company (Davis, California),. Mr. Tucker is a Fellow of the Life Management Institute with specialties.in Accounting and Finance. Mr. Tucker has a BS in Business Administration from Cal-State University, Hayward, California. Mr. Tucker’s extensive experience in the insurance business, including in an executive capacity with various insurers, makes him qualified to serve on our board of directors.

Frederick S. Hammer has served on our board of directors since 2005. Mr. Hammer has been the Co-Chairman of Inter-Atlantic Group since 1994 and is a member of the firm’s investment committee. Mr. Hammer served as Executive Vice President of The Chase Manhattan Bank, where he was responsible for the bank's global consumer activities including its retail branch network and consumer lending and deposit businesses. He also served as Chairman, President and Chief Executive Officer of Mutual of America Capital Management Corporation where he directed a $7 billion investment portfolio. Other positions held include President of SEI Asset Management Group, where he originated their multi-manager investment operations; Chairman and Chief Executive Officer of Meritor Financial Group; Executive Vice President of Associates Corp. of North America; and Vice President of Bankers Trust Co. where he was secretary of the Asset/Liability Management Committee. Mr. Hammer is a former Director of VISA and VISA International. Mr. Hammer holds an A.B. degree in Mathematics, magna cum laude, from Colgate University and received his M.S. and Ph.D. degrees in Economics from Carnegie-Mellon University. He taught Finance and Banking at The Wharton School, The University of Indiana, and New York University's Graduate School of Business Administration. Mr. Hammer’s extensive knowledge and experience in the area of finance and investment, as well as his experience as a director of a publicly held company, makes him qualified to serve on our board of directors.

Brett G. Baris has served on our board of directors since 2005. Mr. Baris is a Partner of Inter-Atlantic Group, where he has been employed since 1998. Mr. Baris is responsible for sourcing, analyzing, negotiating, structuring and monitoring private equity investments, and is a member of Inter-Atlantic Group’s investment committee. From 2007-2009, Mr. Baris was also the Executive Vice President of special purpose acquisition company Inter-Atlantic Financial, Inc. Mr. Baris was a Vice President of Guggenheim Securities, LLC, Inter-Atlantic Group’s former NASD broker-dealer operation, until 2003, and held series 7, series 24 and series 63 NASD licenses. Prior to joining Inter-Atlantic Group, Mr. Baris spent two years as an analyst in the Financial Institutions Group of Salomon Smith Barney Inc. At Salomon Smith Barney, Mr. Baris worked predominantly on collateralized debt offerings and securitizations in the student loan finance area. Mr. Baris is a Director of Ceannate Corp. and an advisory board member of Tio Networks, Inc., all Inter-Atlantic Group portfolio companies. Mr. Baris holds a B.A. in Economics, magna cum laude, from Tufts University and an M.B.A. from Columbia Business School. He is a member of the Phi Beta Kappa National Honor Society and the Beta Gamma Sigma International Honor Society. Mr. Baris extensive experience in finances and investments, as well as prior board experience, makes him qualified to serve on our board.

Luther H. Hodges, Jr., has served on our board of directors since 2005. Mr. Hodges is a former Undersecretary and Deputy Secretary of the U.S. Department of Commerce from the Carter Administration and manages two investment partnerships. In addition he is a managing partner of Hotel Santa Fe, Santa Fe, NM. During his career at North Carolina National Bank, now Bank of America, he rose to the position of Chairman of the Board. Later he was Chairman and Chief Executive Officer of Washington Bancorporation, a major regional bank holding company. He also served as CEO of its chief subsidiary, National Bank of Washington. Mr. Hodges has been a candidate for the U.S. Senate in North Carolina. He also has been on the faculty of the University of North Carolina, Duke University and the University of New Mexico. Mr. Hodges received his undergraduate degree in 1957 from the University of North Carolina and is a graduate of the Harvard Graduate School of Business Administration. Mr. Hodges extensive experience working with banks in an executive capacity, his government experience and prior director and chairmanships, makes him qualified to serve on our board.

Albert R. Dowden has served on our board of directors since 2005. Mr. Dowden served in various capacities with Volvo companies in North America from 1967-1998, retiring as President, Chief Executive Officer and Director of Volvo Group North America, Inc. He was also at that time Senior Vice President of parent company AB Volvo, Gothenburg, Sweden. Prior to joining Volvo, Mr. Dowden practiced law with Rogers & Wells (now Clifford, Chance) in New York City. Mr. Dowden is a director of Invesco Funds, Nature’s Sunshine Products, Reich & Tang Funds and The Boss Group. Mr. Dowden has also served on the Boards of The Hertz Corporation, Genmar Corporation, and National Media Corporation, as well as numerous Volvo Boards. Mr. Dowden received a B.A. degree from Middlebury College, Middlebury, VT and a J.D. from New York University School of Law in 1966. Mr. Dowden’s many years of executive experience for a large international company, as well as his legal background and experience serving on numerous boards, makes him qualified to serve on our board of directors.

James F. Leary has served on our board of directors since 2005. Mr. Leary has been Managing Director of Benefit Capital SouthWest, Inc., an investment banking firm located in Dallas, TX since 1999. Previously, he founded and was Managing General Partner of Sunwestern Investment Group, Dallas, TX, one of the largest venture capital groups in the Southwest. Under his leadership Sunwestern formed domestic limited partnerships as well as offshore investment companies to invest in portfolio companies. Sunwestern was one of the first venture groups to use Small Business Investment Companies, partially funded by the U.S. government, to complement the Group’s investments. During his professional career, Mr. Leary has held high level executive positions including Senior Executive Vice President, Director and Chief Financial Officer of The Associates First Capital Corporation, a large financial services conglomerate and now part of Citigroup, Inc. Before joining The Associates, Mr. Leary was employed by CIT Financial Corporation, New York, NY, as well as its banking subsidiary, National Bank of North America. Mr. Leary is a Director of several funds managed by Capstone Asset Management Company, Houston, TX, as well as others managed by Highland Capital Management, L.P. of Dallas, TX. He also serves on the Board of Pacesetter Capital Group’s Minority Equity Small Business Investment Company. Mr. Leary earned his Undergraduate Degree from the School of Foreign Service, Georgetown University, and his Masters Degree in Banking and Finance from New York University. He also attended the advanced Management Program at the Graduate School of Business Administration at Harvard University. Mr. Lerner’s background in investment banking, extensive executive experience with a large financial services corporation, as well as his prior board experience, makes him qualified to serve on our board of directors.

Richard L. Vitón has served on our board of directors since 2009. Mr. Vitón is a Partner of Inter-Atlantic Group which he joined in 2008 and is a member of Inter-Atlantic Group’s investment committee. With over 20 years of financial services experience as a senior level investment banker and previously in a corporate finance role, Mr. Vitón has significant industry client relationships and extensive transaction execution experience. Mr. Vitón specialized in the insurance sector with particular strength in its cross-over with other financial services sectors including asset management, transaction processing, finance companies an banking and has advised the largest Hispanic-owned investment bank. Mr. Vitón was most recently a Managing Director in the Financial Institutions Group of Credit Suisse from 2005 to 2007, where he was recruited to rebuild Credit Suisse’s insurance practice with a focus on cross-divisional coordination with the Fixed Income and Asset-Backed Securities areas. Prior to joining Credit Suisse, Mr. Vitón was a Managing Director at UBS Investment Bank from 1997 to 2005, having founded a Chicago office and Insurance Group for Dillon Read prior to its acquisition by Swiss Bank and merger with UBS. In addition to senior client relationship responsibilities for the insurance sector Mr. Vitón also served for a period as Chief Operating Officer of the Financial Institutions Group assisting in managing and growing the group from 10 to 50 professionals. At UBS Mr. Vitón completed over 150 financing and merger and acquisition transactions totaling over $60 billion, including a variety of large cap, small cap, cross border and structured products transactions. Prior to joining Dillon Read, Mr. Vitón was in the Chicago office of Dean Witter Reynolds from 1990 to 1997, where he was a Midwest region generalist and a founding member of the Insurance Industry Group within Investment Banking. Mr. Vitón started his career as Senior Corporate Finance Analyst at Sears, Roebuck and Co. where he was a member of a small team with responsibilities for Sears’ global capital markets activities and financial strategies. Mr. Vitón holds a Master of Management degree from the J.L. Kellogg School of Management and a Bachelor of Arts in Economics from Northwestern University. Mr. Vitón is a member of the Association of Insurance and Financial Analysts. Mr. Vitón’s over 20 years of experiences of investment banking and corporate finance, his significant industry relationships and experience with the insurance industry, makes him qualified to serve on our board of directors.

Andrew S. Lerner was appointed to our board of directors in October 2012. Mr. Lerner is the Managing Partner of Inter-Atlantic Group, where he has been employed since 1995. Mr. Lerner is responsible for the day-to-day activities of Inter-Atlantic Group, and is a member of Inter-Atlantic Group’s investment committee. From 2007-2009, Mr. Lerner was also the Chief Executive Officer of special purpose acquisition company Inter-Atlantic Financial, Inc. In 2000, he launched Inter-Atlantic Group’s private equity business which is now the core activity of the organization. Mr. Lerner was also President and Managing Director of Guggenheim Securities, LLC, Inter-Atlantic Group’s former broker-dealer operation, until 2003. He was responsible for its day-to-day affairs including all supervisory, financial, regulatory, compliance and broker-dealer activities. Mr. Lerner is a Director of HedgeCo Networks, LLC, a Director of Ceannate Corp. and an advisory board member of Tio Networks, Inc., which are portfolio companies of Inter-Atlantic. He is a former Director of Higher One Holdings, Inc. and several other Inter-Atlantic Group current and past portfolio companies. Mr. Lerner has over 20 years of experience in the financial services industry. Prior to joining Inter-Atlantic Group, he served as an investment banker in the Financial Institutions Group of Smith Barney Inc. for four years and in its Mortgage and Asset Finance Group for two years. Mr. Lerner holds a B.S.E. in Electrical Engineering and Computer Science from Princeton University and an M.B.A. in Finance from The Wharton School, University of Pennsylvania. Mr. Lerner’s extensive experience in the financial services industry, understanding of regulatory and compliance matters, as well as his executive experience and prior board memberships, makes him qualified to serve on our board of directors.

Michael C. Rosentraub is the Chief Financial Officer of HOAIC since May, 2011. Mr. Rosentraub graduated from The University at Albany with a Bachelor of Science degree in Accounting and Business Administration. Mr. Rosentraub has over 20 years of experience in the insurance and financial services industries within the United States, Europe, and Asia. Prior to joining Homeowners of America, Michael held senior management positions with Citibank, CitiFinancial, The Associates and Associates Insurance Group in finance, insurance product and program development, claims, risk management and vendor management.

Debbie L. Carter is the Vice President, Operations of HOAIC since April 2006. Ms. Carter received her Bachelors of Business Administration in Business Management from the University of Texas at Arlington. Ms. Carter began working in the insurance industry while attending college and has spent most of her career in the personal lines area of property and casualty insurance. Just prior to joining Homeowners of America, Ms. Carter held a supervisory underwriting position with Wellington Financial Services. Ms. Carter served several years as Operations Manager for Clark & Co., Inc., a Texas MGA, where she obtained valuable experience in many aspects of insurance operations with a special emphasis on underwriting and claims.

Michael S. Cox is the Vice President, Director of Sales and Marketing of HOAIC since February 2009. Mr. Cox is a graduate of Stephen F. Austin State University where he received his Bachelor of Business Administration degree in Marketing. Mr. Cox has over 14 years of insurance industry experience with most of his career spent in property and casualty focused on personal lines. Prior to joining Homeowners of America, Mr. Cox worked with Safeco Insurance as a Regional Sales Manager in the Louisiana and Oklahoma markets. In addition, Mr. Cox worked for AIG Agency Auto as a Regional Sales and Marketing Manager overseeing the Texas, Colorado and New Mexico markets.

Brent W. Parker is the Vice President, Director of Claims of HOAIC since April 2010. Mr. Parker attended college at Texas Tech University and graduated from Tarleton State University where he received his Bachelor of Business Administration degree in General Business. Mr. Parker has over 20 years of insurance industry experience with property and casualty claims in both commercial and personal lines. Prior to joining Homeowners of America, Mr. Parker was a Claims Consultant with American Contractors Insurance Group. Before joining ACIG, he was a Vice President and Claims Manager with Beacon Insurance Group. Mr. Parker has claims experience in Texas and Oklahoma in addition to his experience in over 20 other states. Mr. Parker has served on the Dallas/Fort Worth Claims Managers Council, as an officer for the Dallas Claims Association, a member of the Texas Claims Association, and has served on the Loss Committee for the Association of Fire and Casualty Companies of Texas. Mr. Parker currently has the professional designations of CRIS as a Construction Risk and Insurance Specialist and MLIS as a Management Liability Insurance Specialist.

Director Compensation

Our non-employee Directors received the following annual compensation in 2011:

Name	Fees earned or paid in cash ($)	All Other Compensation		Total Compensation
Albert R. Dowden	$21,250	$3,505	(1)	$24,755
Frederick S. Hammer (2)	$11,952	$3,011	(1)	$14,963
Luther H. Hodges, Jr.	$20,750	$802	(1)	$21,552
James F. Leary	$21,250	$-		$21,250
Richard L. Viton (3)	$20,917	$-		$20,917
Brett G. Baris (4)	$5,978	$-		$5,978

 (1) Reflects reimbursed expenses relating to participation in board meetings.

 (2) Homeowners of America Insurance Company paid compensation for Mr. Hammer’s board membership on the Company’s board to Inter-Atlantic Group.

 (3) Homeowners of America Insurance Company paid compensation for Mr. Viton’s board membership on the Company’s board to Inter-Atlantic Group.

 (4) Homeowners of America Insurance Company paid compensation for Mr. Baris’ board membership on the Company’s board to Inter-Atlantic Group.

Executive Compensation

Summary Compensation Table

The following table sets forth the 2011 and 2010 compensation for our named executive officers.

Name and Principal Position	Year	Salary	Bonus	All Other Compensation		Total
Spencer W. Tucker	2011	$161,666	-	-		$161,666
Chief Executive Officer	2010	$125,000	-	-		$125,000

Debbie L. Carter	2011	$116,666	-	-		$116,666
Vice President of Operations	2010	$100,000	-	-		$100,000

Michael S. Cox	2011	$113,333	$1,500	$5,400	(1)	$120,233
Vice President, Director of Sales & Marketing	2010	$100,000	$16,100	$5,400	(1)	$121,500

(1) Reflects a yearly auto allowance of $5,400 paid by us.

Outstanding Equity Awards At Fiscal Year End

The following table sets forth all outstanding equity awards held by our named executive officers as of the end of last fiscal year.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Spencer W. Tucker	-	-	$-	-
Debbie L. Carter	10,000	-	$1.00	1-9-2017
	25,000	-	1.25	4-10-2017
	65,000	-	2.00	12-19-2017
Michael S. Cox	25,000	25,000	$2.50	4-30-2019

Employment Agreements

We entered into an employment agreement with Mr. Tucker on November 11, 2005, pursuant to which Mr. Tucker agreed to serve as chief executive officer of the Company. Mr. Tucker’s employment agreement provides for an annual base salary of $100,000, which shall be reviewed by the board of directors annually and may be increased based on such factors the board considers relevant, and the board may also, in its sole discretion, provide an annual bonus. The employment agreement further entitles Mr. Tucker to participate in the Company’s stock option, pension, retirement, deferred compensation, savings, life, medical, dental, disability or other welfare benefit plans maintained by the Company for its employees. Mr. Tucker may also participate in any perquisite programs determined by the board and be reimbursed for reasonable business travel. The agreement is terminable by the Company for cause with no severance payment. If the agreement is terminated without cause the Company shall pay a severance payment equal to the amount of the base salary, in the rate in effect immediately prior to the termination, for an 18 month period and the Company shall continue to provide any other benefits provided under the agreement for such time period. If the agreement is terminated due to death or disability, there is no severance payment. The agreement may also be terminated by Mr. Tucker for “good reason” (including assignment of significantly different duties, failure of Company to obtain assumption of the agreement upon change in control, certain relocation of place of business and material, sustained reduction in base salary) upon 30 days prior written notice. If the agreement is not renewed by the Company, (other than as a result of the executive’s death, disability, termination for cause) or if the executive terminates the agreement for “good reason,” the severance period shall be one (1) year. Mr. Tucker is subject to non-confidentially and non-disparagement obligations both during and after employment with the Company. He is further subject to non-solicitation obligation for 2 years after termination and non-compete obligations for a restriction period of 18 months from termination.

We have not entered into employment agreements with any of our other executive officers.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors during 2011 had any relationship that would be considered a compensation committee interlock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws. Copies of the amended and restated certificate of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

As of February 4, 2013, 10,000,000 shares of common stock, $0.0001 par value per share, were authorized and 900,000 shares of common stock were issued and outstanding, held of record by nine stockholders.

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of common stock are entitled to receive proportionally any dividends declared by the board of directors out of funds legally available therefore, subject to the preferential dividend of the Series A and Series B preferred stock.

In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of the outstanding Series A and Series B preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any additional series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Authorizing the board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding stock.

As of February 4, 2013, 5,500,000 shares of preferred stock, $0.0001 par value per share, were authorized and the Company has two series of preferred stock outstanding, Series A Preferred Stock and Series B Preferred Stock and 4,500,000 shares of Series A Preferred Stock and 500,000 shares of Series B Preferred Stock were issued and outstanding.

Series A Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the Company has designated a Series A Preferred Stock. Holders of the Series A Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series A Preferred Stock are convertible into on the record date for such vote. The holders of Series A Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class. The Company cannot grant any class or series of securities voting rights that are superior or on more favorable terms than the rights afforded the Series A Preferred Shares. The holders of the Series A Preferred Stock are entitled to elect four directors to the Company’s board of directors, exclusively and as a separate class. The holders of the Series A Preferred Stock may also, together with the holders of the common stock, voting as one class, elect one independent director to the board of directors of the Company.

Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issues price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company Common Stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into Common Stock at the then effective conversion rate. Any Series A Preferred Stock held by Inter-Atlantic or their permitted transferees shall not be automatically converted without the consent of Inter-Atlantic unless the conversion is due to a liquidation event.

The holders of the Series A Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. The Company may declare, pay or set aside any dividends on any other shares of capital stock of the Company unless the holders of shares of Preferred Stock then outstanding first or simultaneously receive the accrued dividend described not previously paid, plus, in the case of a dividend on Common Stock on any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock, as applicable, as would equal the product of (1) the dividend payable on each share of such class or series determined as if any such shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such a dividend, or in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to 1.00 per share, subject to certain adjustments.

The holders of Series A Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock, the Series B Preferred Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock. The Series A Preferred Stock holders are further entitled to payment of a liquidation amount of an amount equal to $1.00 per share of Series A Preferred Stock after any dividend payments to the Series A and Series B Preferred Stock holders have been made, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock.

The amended and restated certificate of incorporation also includes protective provisions for the Series A Preferred Stock, providing that at any time 1,000,000 or more shares of Series A Preferred Stock are outstanding, the Company may not without the consent of or affirmative vote of the holders of the Series A Preferred Stock by amendment, merger, consolidation or otherwise take certain actions, including, but not limited to liquidate or dissolve the Company, effect a reorganization, amend the certificate of incorporation or bylaws, create any additional class of shares that does not rank junior to the Series A Preferred Stock, pay dividend or make any distribution on any shares other than on the Preferred Stock, reclassify or recapitalize the outstanding capital stock, alter any voting powers or other privileges of the Series A preferred Stock holders, make any asset acquisition outside the ordinary course of business, form subsidiaries or make material changes in the nature or scope of the business of the Company. Further, the Company may not, when 1,000,000 or more shares of Series A Preferred Stock are outstanding, without the consent of or affirmative vote of the directors elected by the Series A Preferred Stock, acquire or sell assets or business of a value greater than $50,000, incur any indebtedness other than trade payables, secured credit lines in the ordinary course of business or indebtedness provided for in the annual budget, enter into any joint venture or similar arrangements, or any material IP related agreements, appoint a CEO or other executive officer reporting to the CEO, or approve senior officer compensation, remove any senior officer, approve the annual budget, incur capital expenditure exceeding $50,000, establish or amend any cash investment policy, create any encumbrances exceeding $50,000, grant loans or indemnify third parties outside ordinary course of business, enter into or materially alter leases or similar arrangements exceeding $50,000, enter into customer contracts with a price variation of more than 15% from normal arrangements of the Company, appoint or remove the Company’s auditor or legal counsel, commence or settle any legal proceeding outside the ordinary course of business in excess of $50,000, make any material department from accepted U.S. accounting principles or create any subsidiary or issue ownership interest for a subsidiary to a third party. In addition, at any time 1,000,000 or more shares of Series A Preferred Stock are outstanding, the Company may not without the affirmative vote of at least two of the directors appointed by Inter-Atlantic, enter into any contract or arrangement with a director, executive officer, or member of family of a director or executive officer, make or authorize any material change in the nature or scope of business, reduce the quota share reinsurance for non-catastrophic coverage to an amount below 50% of the risk exposure written by the Company or terminate the employment of Spencer Tucker.

Each holder of Series A Preferred Stock have the right to request redemption of its shares by the Company for a redemption price of $1 per share, plus in certain cases any accrued dividend. The redemption period for the shares of Series A Preferred Stock is either: (i) any time on or after the first anniversary of the original issuance date of the shares, if neither the Company nor any of its subsidiaries has obtained a license or certificate of authority from the Texas Department of Insurance to conduct insurance operations, (ii) the 1 year period commencing 15 months after the original issuance date of the shares, if the board of directors that the financial performance for the Company during the preceding 12 months is materially less than budgeted, if such redemption is requested by Inter-Atlantic, or (iii) after the 5th anniversary of the original issuance date.

Series B Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the Company has designated a Series B Preferred Stock. Holders of the Series B Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series B Preferred Stock are convertible into on the record date for such vote. The holders of Series B Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class. The holders of the Series B Preferred Stock are entitled to elect one director to the Company’s board of directors, exclusively and as a separate class.

Each share of the Series B Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issues price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company Common Stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into Common Stock at the then effective conversion rate.

The holders of the Series B Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. The Company may declare, pay or set aside any dividends on any other shares of capital stock of the Company unless the holders of shares of Preferred Stock then outstanding first or simultaneously receive the accrued dividend described not previously paid, plus, in the case of a dividend on Common Stock on any class or series that in convertible into Common Stock, that dividend per share of Preferred Stock, as applicable, as would equal the product of (1) the dividend payable on each share of such class or series determined as if any such shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock in each case calculated on the record date for determination of holders entitled to receive such a dividend, or in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to 1.00 per, subject to certain adjustments.

The holders of Series B Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its stockholders, after payment of the Series A Preferred Stock but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock. The Series B Preferred Stock holders are further entitled to payment of a liquidation amount of an amount equal to $1.00 per share of Series B Preferred Stock after any dividend and liquidation payments to the Series A Preferred Stock Holders and dividend payments to the Series B Preferred Stock holders have been made, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock.

The amended and restated certificate of incorporation also includes protective provisions for the Series B Preferred Stock, providing that at any time 250,000 or more shares of Series B Preferred Stock are outstanding, the Company may not without the consent of or affirmative vote of the holders of the Series B Preferred Stock by amendment, merger, consolidation or otherwise take certain actions, including, alter or change the voting or other power or privileges of the Series B Preferred Stock, increase the number of Series B Preferred Stock or authorize any material change in scope of the business of the corporation. The Series B Preferred Stock holders have no redemption rights.

Stock Options

We maintain the 2005 Management Incentive Plan, which we refer to as the plan, to provide a means for us and our related entities to attract key personnel to provide services to us and our related entities, as well as to provide a means by which those key persons can acquire and maintain stock ownership, resulting in a strengthening of their commitment to our welfare and the welfare of our related entities and promoting the mutuality of interests between participants and our stockholders. The plan provides participants with additional incentive and reward opportunities designed to enhance our profitable growth and provide the participants with long term performance incentives to expend their maximum efforts in the creation of stockholder value. The plan provides for the issuance of stock options. We have reserved 313,500 shares of common stock for issuance under the plan.

The following table sets forth information as of February 4, 2013 about securities authorized for issuance under the 2005 Management Incentive Plan, which has been approved by our stockholders.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	313,500	$1.96	2,290
Equity compensation plans not approved by security holders	—	—	—
Total	313,500	$1.96	2,290

(1)          Represents shares issuable upon the exercise of outstanding stock options issued under the 2005 Management Incentive Plan.

The total number of shares of common stock subject to outstanding options to purchase common stock as of February 4, 2013 was 313,500 shares.

Registration Rights

On November 11, 2005, we entered into an investor rights agreement with certain holders of our preferred stock and common stock, which provide such holders with registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock are convertible. The summary of the registration rights below is qualified by reference to the investor rights agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part. As of February 4, 2013, an aggregate of 5,000,000 shares of outstanding common stock and shares of common stock underlying our preferred stock would be registrable securities pursuant to the terms of the registration rights.

Demand Registration Rights. Any time after the Company’s first underwritten public offering of its Common Stock, 25% or more of the holders of certain registrable securities have the right to demand that the Company file a registration statement under the Securities Act covering the registration of all or portion of the registrable securities with an aggregate offering price, net of underwriting cost and commissions, of at least $10 million. We may be required to effect up to two registrations in accordance with such demand registration rights. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their registrable shares in the registration. Under certain limited circumstances, we may deny registration of the securities.

Piggyback Registration Rights. In the event that we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders (other than in connection with a registration effected under the demand registration rights described above) in connection with a public offering of such securities solely for cash, the holders of the registrable shares will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares of our common and preferred stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

We have agreed to pay certain registration expenses of the holders of the shares registered pursuant to any demand or piggyback registrations described above.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Certificate of Incorporation and Bylaws

Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Election of Directors. Our bylaws provide that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third-party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

Stockholder Action. Our bylaws provide that stockholders may act at meetings of stockholders or by written consent in lieu of a stockholders’ meeting.

Stockholder Meetings. Our bylaws provide that the only business that may be conducted at a special meeting of stockholders is such business as was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.

Delaware Anti-Takeover Statute

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or the DGCL. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•  the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•  the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•  the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

We have not made an election in our certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Transfer Agent and Registrar

[•] serves as transfer agent and registrar for our common stock.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax consequences to a purchaser of a share of common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated or proposed thereunder, administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, in each case as of the date hereof, all of which are subject to change at any time, possibly retroactively. There can be no assurance that the IRS will not take a view contrary to that set forth herein which may be upheld by a court. No ruling from the IRS or opinion of counsel has been or will be sought as to any of the matters discussed below.

This summary is for general information purposes only and does not constitute tax advice. This summary applies only to an initial purchaser who acquires shares of common stock as a capital asset within the meaning of section 1221 of the Code. It does not purport to address all tax consequences that may be relevant to any particular investor or to an investor subject to special tax rules (including, for example, a financial institution, dealer or trader in stocks or securities, insurance company, regulated investment company, personal holding company, S corporation, tax-exempt organization, a person who holds common shares in a hedging transaction or as part of a “straddle”, “conversion transaction” or other risk reduction transaction, a person subject to the alternative minimum tax, an individual subject to the U.S. expatriation tax regime, a “controlled foreign corporation,” or a “passive foreign investment company”). In addition, this summary does not address any aspect of state, local or foreign taxation.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS URGED TO CONSULT THE PURCHASER’S TAX ADVISER CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE PURCHASER OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS. As used herein, the term “U.S. Holder” means a beneficial owner of a share of common stock that for U.S. federal income tax purposes is:

•  an individual who is a citizen or individual resident of the United States;

•  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the law of the United States or of any political subdivision thereof;

•  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

The term “non-U.S. Holder” means a beneficial owner of a share of common stock that is not a U.S. Holder.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of our common stock should consult his, her, or its own tax advisors.

U.S. Holders

Distributions

A distribution on a share of common stock will be includible in the gross income of a U.S. Holder as ordinary income to the extent the distribution is out of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). To the extent distributions with respect to a share of common stock in any taxable year are not paid out of current or accumulated earnings and profits, they will be treated as a non-taxable return (and reduction) of basis in that share of common stock to the extent thereof, and if and to the extent they exceed earnings and profits and basis, they will be treated as gain from the sale of the share of common stock (see “—Disposition of Shares of Common Stock”).

The rate of federal income tax that a non-corporate taxpayor generally pays on dividends, provided certain conditions and requirements are satisfied, such as minimum holding period requirements, is 15% for taxable years beginning before January 1, 2013, after which dividends are taxable as ordinary income. To qualify for the reduced rate, the non-corporate stockholder must satisfy certain holding period and other requirements. Dividends received by a corporation are generally eligible for the dividends received deduction, subject to the limitations under section 1059 of the Code relating to extraordinary dividends.

Disposition of Shares of Common Stock

Upon a sale or other taxable disposition of a share of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the share of common stock. A U.S. Holder’s adjusted tax basis in its common stock generally would equal the amount paid for such common stock. That gain or loss will be long-term capital gain or loss if the holding period for that share of common stock was more than one year on the date of sale or other disposition. The maximum rate of federal income tax applicable to a long-term capital gain of a non-corporate taxpayor in a taxable year beginning before January 1, 2013 is generally 15%. In later taxable years, that 15% reverts to 20%. The deductibility of capital losses is subject to limitations.

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of common stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Backup Withholding

A U.S. Holder may be subject to backup withholding in respect of dividends on common stock and the proceeds from a sale, exchange or redemption of common stock unless the holder (a) is a corporation or other exempt recipient or (b) provides, when required, the U.S. Holder’s taxpayor identification number to the payor, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; any amount so withheld is creditable against the U.S. Holder’s U.S. federal income tax liability or is refundable, provided the required information is furnished to the IRS.

Non-U.S. Holders Distributions

A distribution on a share of our common stock made to a non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute a dividend for U.S. tax purposes. Dividends paid to a non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. Dividends that are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

To the extent distributions exceed our current and accumulated earnings and profits, they will generally constitute a return of capital and will first reduce the non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as discussed below under “—Disposition of Shares of Common Stock.”

Disposition of Shares of Common Stock

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to any gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•  certain circumstances exist under which the gain is treated as effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States;

•  the non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and meets certain other requirements; or

•  our common stock constitutes a “United States real property interest” by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. Holder’s holding period for our common stock.

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such item on a net basis in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty; a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares.

With respect to the third exception, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-United States real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale, exchange or other taxable disposition by a non-U.S. Holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. Holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. Holder’s holding period for such stock. If gain on the sale, exchange, or other taxable disposition of our stock were subject to taxation under the third exception above, the non-U.S. Holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a United States person.

Federal Estate Tax

Our common stock held by an individual non-U.S. Holder at the time of death, or by certain entities (for example, certain trusts) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to the non-U.S. Holder the amount of dividends paid to a non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable treaty. No information reporting or backup withholding will be required regarding the proceeds of the sale of shares of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification that the holder is not a U.S. person, as defined under the Code, and does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, who is not an exempt recipient, or the holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Recently Enacted Legislation Relating to Foreign Accounts

Under recently enacted legislation, a relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 (subject to certain delayed effective dates established by the U.S. Treasury or IRS) to (i) a foreign financial institution (as specially defined for this purpose) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements, or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayor identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method allowed by law.

We intend for our common stock to be quoted on the OTCBB, but no assurance can be given that this will occur.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The legality of the securities offered by this prospectus is being passed upon by Reed Smith LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Homeowners of America Holding Corporation included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Weaver and Tidwell, L.L.P., independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

HOMEOWNERS OF AMERICA HOLDING CORPORATION

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Homeowners of America Holding Corporation

Irving, Texas

We have audited the accompanying consolidated balance sheets of Homeowners of America Holding Corporation and Subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Homeowners of America Holding Corporation and Subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas

November 6, 2012

F-2

Homeowners of America Holding Corporation

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

Assets:	2011	2010

Cash and cash equivalents	$7,193,402	$4,415,192
Restricted cash	-	100,000
Short-term investments	2,162,906	2,663,617
Restricted certificates of deposits	1,000,000	1,000,000
Long-term certificate of deposit	-	123,695
Accrued investment income	9,056	20,366
Due and deferred premiums	3,553,629	3,762,370
Amounts recoverable from reinsurance companies	33,610,459	26,297,116
Property, equipment and software, net	119,192	105,723
Deferred policy acquisition costs	4,429,744	4,220,377
Deferred ceding commissions	1,439,587	1,547,644
TWIA assessments, net of ceded amounts	160,080	240,120
Prepaid expenses and other	109,350	48,736
Deferred tax assets, net	200,981	-

Total Assets	$53,988,386	$44,544,956

See accompanying notes to the consolidated financial statements.

F-3

Homeowners of America Holding Corporation

CONSOLIDATED BALANCE SHEETS

For the Years Ended December 31, 2011 and 2010

Liabilities and Stockholders’ Equity

Liabilities:	2011	2010

Losses and loss adjustment expenses	$9,308,974	$6,924,564
Advance premiums	67,592	45,958
Ceded reinsurance premiums payable	4,656,099	2,825,833
Unearned premiums	22,466,254	21,423,069
Ceded deferred premiums	2,752,181	2,714,423
Unearned ceding commissions	5,769,275	5,480,444
Commissions payable	4,246,516	696,018
General and other accrued expenses payable	401,194	502,056
Income tax payable	40,527	-
Taxes, licenses and other fees payable	139,365	540,917
Note payable	-	100,000

Total liabilities	49,847,977	41,253,282

Stockholders’ equity:

Preferred stock, convertible; 12.5% cumulative; $0.0001 par value per share;
Series A 4,500,000 shares authorized; 4,500,000 Shares issued and outstanding	450	450
Series B 1,000,000 shares authorized; 500,000 Shares issued and outstanding	50	50
Common stock, $0.0001 par value per share; 10,000,000 shares authorized; 900,000 shares issued and outstanding	90	90
Additional paid-in-capital	4,906,000	4,906,000
Accumulated deficit	(766,181)	(1,614,916)

Total stockholders’ equity	4,140,409	3,291,674

Total liabilities and stockholders’ equity	$53,988,386	$44,544,956

See accompanying notes to the consolidated financial statements.

F-4

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011 and 2010

Revenues:	2011	2010

Premiums earned	$43,330,707	$39,086,003
Ceded premiums	(39,453,849)	(33,369,322)
Net premiums earned	3,876,858	5,716,681
Policy fees	4,103,273	1,237,307
Ceding commissions	9,534,508	7,380,040
Gross investment income	26,376	45,666
Reinsurance profit sharing, installment fees and other income	673,610	727,668

Total Revenue	18,214,625	15,107,362

Expenses:

Losses and loss adjustment expenses	3,424,274	3,084,260
Policy acquisition expenses	9,241,675	8,515,999
Underwriting expenses	4,250,395	3,574,018

Total Expenses	16,916,344	15,174,277

Income (loss) before income taxes	1,298,281	(66,915)

Provision (benefit) for income taxes:
Current	650,527	-
Deferred	(200,981)	-
Total income taxes	449,546	-

Net income (loss)	$848,735	$(66,915)

Cumulative preferred stock dividends	(1,149,734)	(1,021,986)

Net income (loss) available to common stockholders	$(300,999)	$(1,088,901)

Basic earnings per common share	$(0.33)	$(1.21)
Weighted average number of common shares outstanding - basic	900,000	900,000
Diluted earnings per common share	$(0.33)	$(1.21)
Weighted average number of common shares outstanding – diluted	900,000	900,000
Cash dividend declared per common share	$0.00	$0.00

See accompanying notes to the consolidated financial statements.

F-5

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For Years Ended December 31, 2011 and 2010

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance, December 31, 2009	$90	$450	$50	$4,906,000	$(1,548,001)	$3,358,589
Net loss	-	-	-	-	(66,915)	(66,915)
Balance, December 31, 2010	90	450	50	4,906,000	(1,614,916)	3,291,674
Net income	-	-	-	-	848,735	848,735
Balance, December 31, 2011	$90	$450	$50	$4,906,000	$(766,181)	$4,140,409

See accompanying notes to the consolidated financial statements.

F-6

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income (loss)	$848,735	$(66,915)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	75,753	90,038
Deferred tax assets	(200,981)	-
(Increase) decrease in:
Restricted cash	100,000	(100,000)
Accrued investment income	11,310	6,225
Due and deferred premiums	208,741	(674,557)
Amounts recoverable from reinsurance companies	(7,313,343)	(8,654,607)
Deferred policy acquisition costs	(209,367)	(1,342,591)
Deferred ceding commissions	108,057	(947,372)
TWIA assessments, net	80,040	80,040
Prepaid and other	(60,614)	22,846
Increase (decrease) in:
Losses and loss adjustment expenses	2,384,410	3,645,781
Advance premiums	21,634	(59,209)
Ceded reinsurance premiums payable	1,830,266	(1,947,239)
Unearned premiums	1,043,185	6,635,241
Ceded deferred premiums	37,758	496,009
Unearned ceding commissions	288,831	2,264,440
Commissions payable	3,550,498	103,578
General and other accrued expenses	(100,861)	191,443
Income tax payable	40,527	-
Taxes, licenses and other fees payable	(401,552)	89,038

Net cash provided by (used in) operating activities	2,343,027	(167,811)

Cash flows from investing activities:
Additions or purchases of short-term investments	(5,595)	(740,043)
Withdrawals or maturities of short-term investments	506,306	2,533,006
Maturity of long-term certificate of deposit	123,695	-
Additions to furniture, equipment and software	(89,223)	(28,695)

Net cash provided by investing activities	535,183	1,764,268

Cash flows from financing activities:
Payment on notes payable	(100,000)	(60,000)
Proceeds from notes payable	-	100,000
Net cash provided by (used in) in financing activities	(100,000)	40,000

Net increase in cash and cash equivalents	2,778,210	1,636,457

Cash and cash equivalents, beginning of the year	4,415,192	2,778,735

Cash and cash equivalents, end of the year	$7,193,402	$4,415,192

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$610,000	$-
Cash paid during the year for interest	$5,210	$-

See accompanying notes to the consolidated financial statements.

F-7

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Homeowners of America Holding Corporation (“HAHC”) is a privately owned insurance holding company established to hold insurance entities for the purpose of marketing homeowners insurance products on a national basis. HAHC owns 100% of Homeowners of America Insurance Company (“HAIC”). HAIC is domiciled in Texas, licensed in multiple states and is authorized to write various forms of homeowners and auto insurance. Most coverage is concentrated in Texas. HAHC also owns 100% of Homeowners of America MGA, Inc. (“MGA”), a Texas Corporation, formed as a captive managing general agency to produce business for HAIC. HAHC, along with its subsidiaries HAIC and MGA, are collectively referred to as “the Company”

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Homeowners of America Holding Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid short-term investments, with original maturities of three months or less. The amount is carried at cost, which approximates fair value. At December 31, 2011 and 2010, cash and cash equivalents consist of cash on deposit with financial institutions.

Restricted Cash

The Company classifies amounts of cash and cash equivalents that are restricted in terms of their use and withdrawal seperately on the face of the consolidated balance sheet.

Investments

The Company’s investments are comprised of short-term investments, which include money market accounts held at financial institutions, money market mutual funds, and certificates of deposit with original maturities greater than three months and maturities of one year or less.  Due to the short-term nature of these investments, significant changes in prevailing interest rates and economic conditions should not adversely affect the timing and amount of cash flows on such investments or their related values. Accordingly, money market accounts and certificates of deposit are carried at cost, which approximates fair value, while money market mutual funds are measured at fair value on a recurring basis.

Certificates of deposit totaling $1 million have been pledged to the Texas Department of Insurance for the purpose of meeting state regulatory requirements. These certificates of deposit are shown separately in the accompanying consolidated balance sheets as “Restricted certificates of deposit”. Although the Company, with the approval of the Texas Department of Insurance, may replace the certificates of deposit with other funds or investments, management intends to hold the certificates of deposit to maturity. As such, the restricted certificates of deposit are carried at cost which approximates fair value. Interest earned on these investments inures to the benefit of the Company.

F-8

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

The Company’s investments also include certificates of deposit that mature more than one year after the balance sheet date and are reflected on the consolidated balance sheet as “Long-term certificate of deposit.” Based on management’s intent to hold to maturity, this investment is carried at cost. Cost approximates fair value based on the rates currently offered for deposits of similar remaining maturities.

The Company’s investments in certificates of deposits and money market accounts do not qualify as securities as defined in FASB ASC 320, Investment – Debt and Equity Securities. Accordingly, the fair value disclosures required by FASB ASC 820, Fair Value Measurements and Disclosures are not provided.

Where applicable, the Company assesses investments of an issuer currently carrying a net unrealized loss. If in management’s judgment, the decline in value is other than temporary, the cost of the investment is written down to fair value with a corresponding charge to earnings. Factors considered in determining whether an impairment exists include financial condition, business prospects and creditworthiness of the issuer, the length of time and magnitude that the asset value has been less than cost, and the ability and intent to hold such investments until the fair value recovers.

Comprehensive Income

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 220 - Comprehensive Income, requires that recognized revenues, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, these items, along with net income (loss), are components of comprehensive income. The Company characterizes their fixed income portfolio as available-for-sale securities, with appropriate adjustments to other comprehensive income. There were no qualifying items reported in comprehensive income for 2011 or 2010.

Recognition of Premium Revenues

Premiums are recognized as revenue on a daily pro rata basis over the policy term. The portion of premiums related to the unexpired term of policies in force as of December 31, 2011 and 2010 and to be earned over the remaining term of those polices, is deferred and reported as unearned premiums.

Ceding Commission

Ceding commissions represent acquisition costs associated with insurance risk ceded to other reinsurance partners and is earned on a pro-rata basis over the life of the associated policy.

Policy Fees

Policy fee income includes application fees which are intended to reimburse the Company for a portion of the costs incurred in establishing the insurance. Policy fees on policies where premium is traditionally paid in full upon inception of the policy are recognized when written, while fees charged on policies where premiums are paid in installments, are recognized when collected.

Reinsurance Profit Sharing, Installments and Other Income

Reinsurance profit share income is recognized when earned. Installments and other fees associated with the collection of installment premium payments are recognized as income when collected. There is no amount over 5% of total revenue within this classification on the consolidated statement of operations for the years ended December 31, 2011 and December 31, 2010.

Property, Equipment and Software

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight- line method over the estimated useful lives of the assets, which range from three to five years. The cost and related accumulated depreciation of assets sold or disposed are removed from the accounts and the resulting gain or loss is included in the consolidated statements of operations. Maintenance and repairs are expensed as incurred.

F-9

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Software installation and development is stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line basis method over three years.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment and software, are reviewed for impairment whenever business events or circumstances could lead to or indicate that the value of the asset is in factor may not be recoverable. The assessment of possible impairment is based on whether the carrying amount of the assets exceeds its fair value. The Company uses estimates of undiscounted future cash flows in determining the recoverability of long-lived assets. As of December 31, 2011 and 2010, no impairment has been recorded.

Deferred Policy Acquisition Costs/Deferred Ceding Commissions

Deferred policy acquisitions costs (“DAC”) as of December 31, 2011 and 2010, consist of commissions, premium taxes and policy underwriting and production expenses which are incurred through and vary directly with, the level of production of new and renewal insurance business and are amortized over the terms of the policies they relate to. The method used in calculating DAC limits the amount of the deferred cost to their estimated realizable value, which gives effect to allocating their expense along with other period costs associated with the insurance business, in relation to the amount of gross premium earned on policies to which they relate and investment income. DAC is reviewed to determine if it is recoverable from future income, including investment income. The amount of DAC considered recoverable could be reduced in the near term if estimates of future premium income from their related lines of insurance are revised.

Reserve for Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses (“LAE”) are estimates of the amounts required to cover known incurred losses and LAE, developed through the review and assessment of loss reports, along with the development of known claims. In addition, loss and loss adjustment expense reserves include management’s estimate of an amount for losses incurred but not reported (“IBNR”), determined from reviewing overall loss reporting patterns as well as the loss development cycles of individual claim cases. Such liabilities are necessarily based on estimates and while management believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. The approach and methods for making such estimates and for establishing the resulting liability are continually reviewed and any adjustments are reflected in current earnings.

Due and Deferred Premiums

Due and deferred premiums consist of uncollateralized premiums and agents’ balances in the course of collection as well as premiums booked but not yet due.

Reinsurance

In the normal course of business, the Company seeks to reduce the overall exposure to losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurance enterprises or reinsurers. The Company uses only quality, financially rated reinsurers and continually monitors the financial ratings of these companies through its brokers. The amount and type of reinsurance purchased each year is based on management’s estimate of its maximum projected loss potential and the conditions within the reinsurance market. The Company continually monitors its risk exposure through the use of the AIR modeling system and other modeling tools provided by its reinsurance brokers. Reinsurance premiums, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums paid for reinsurance are reported as reductions of earned premium income.

F-10

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In assessing the realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Uncertain Tax Positions

The Company recognizes uncertain tax positions in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns, and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. At December 31, 2011, the Company’s tax years from 2009 through 2011 remain subject to examination.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s primary areas of estimate are for liabilities for unpaid losses and loss adjustment expenses, deferred policy acquisition costs, deferred tax asset valuation, and reinsurance. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The carrying value for the Company’s cash and cash equivalents and short-term investments approximate fair values as of December 31, 2011 and December 31, 2010 due to their short-term nature. Fair value for securities are based on the framework for measuring fair value established by FASB ASC 820, Fair Value Measurements and Disclosures.

Stock Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of FASB ASC Topic 718 – Compensation – Stock Compensation”, which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock issuances based on estimated fair values. In accordance with FASB ASC 718, the Company recognizes stock-based compensation, if any, in the consolidated statements of operations on a straight line basis over the vesting period of the stock award.

F-11

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Earnings (Loss) Per Share

Basic earnings (loss) per share of common stock is computed by dividing net income or loss, less cumulative Preferred Stock dividends for the period whether or not earned or paid, by the weighted-average number of common shares outstanding during the period. For the year ended December 31, 2011, net income attributable to common stockholders was decreased for cumulative dividends on Preferred Stock during the year of $1,149,734. For the year ended December 31, 2010, the net loss attributable to common stockholders was increased for cumulative dividends on Preferred Stock during the year of $1,021,986.

Diluted earnings (loss) per share of common stock is computed by dividing income or loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding convertible Preferred Stock and stock options.

For the years ended December 31, 2011 and 2010, all of the Company’s potentially dilutive securities were excluded from the computation of diluted earnings per share as they were anti-dilutive.  The total number of potentially dilutive shares of common stock that were excluded totaled 5,178,438 and 5,116,313 at December 31, 2011 and 2010, respectively.

F-12

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

2.	RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2011-12. In December 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-12 (“ASU 2011-12”), Comprehensive Income (FASB ASC 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05 (“ASU 2011-05”). Stakeholders raised concerns that the new presentation requirements about reclassifications out of accumulated other comprehensive income would be difficult for preparers and may add unnecessary complexity to financial statements. In addition, it is difficult for some stakeholders to change systems in time to gather the information for the new presentation requirements by the effective date of Update 2011-05. All other requirements in ASU 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in ASU 2011-12 are effective on a retrospective basis for public entities for annual periods beginning after December 15, 2011 and interim periods within those years. An entity should provide the disclosures required by ASU 2011-12 retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-12 will have a material impact on it consolidated financial statements.

Accounting Standards Update No. 2011-11. In December 2011, the FASB issued ASU No. 2011-11 (“ASU 2011-11”) Balance Sheet (FASB ASC 210), Disclosures about Offsetting Assets and Liabilities. The objective of ASU 2011-11 is to enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Sections 815-10-45 or (2) subject to enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with Section 210-20-45 or Section 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangement on an entity’s financial position.

The amendments in ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annuals periods. An entity should provide the disclosures requited by ASU 2011-11 retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

Accounting Standards Update No. 2011-09. In September 2011, the FASB issued ASU No. 2011-09 (“ASU 2011-09), Compensation – Retirements Benefits – Multiemployer Plans (FASB ASC Subtopic 715-80), Disclosure about an Employer’s participation in a Multiemployer Plan. The objective of ASU 2011-09 is to improve the transparency of the financial reporting with respect to an employer’s participation in a multiemployer pension plan or other multiemployer postretirement benefit plan by requiring each participating employer to provide additional separate quantitative and qualitative disclosures. The additional disclosures will increase awareness about the commitments that an employer has made to a multiemployer pension plan and the potential future cash flow implications of an employer’s participation in the plan. For public entities, the amendments in ASI 2011-09 are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments in ASU 2011-09 should be applied retrospectively for all periods presented. The Company does not expect the adoption of ASU 2011-09 will have a material impact on this consolidated financial statements.

Accounting Standards Update No. 2011-05. In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”) Comprehensive Income (FASB ASC 220), Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To achieve this goal and to facilitate convergence of the US generally accepted accounting principles (GAAP) and International Financial Reporting Standard (IFRS), the FASB decided to eliminate the option to present components of other comprehensive income as part of the consolidated statement of changes in stockholders equity. The amendments in ASU 2011-05 require that all non-owner changes on stockholders equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendments in ASU 2011-05 should be applied retrospectively. For public entities the amendments are effective for fiscals years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company does not expect the adoption of ASU 2011-05 will have a material impact on its consolidated financial statement.

F-13

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Accounting Standards Update No. 2011-04. In May 2011 the FASB issued ASU no. 2011-04 (ASU 2011-04”), Fair Value Measurement (FASB ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs”. The objective of ASU 2011-04 is to provide clarification of Topic 820 and, also, to ensure that fair value has the same meaning in US general accepted accounting principles (“GAAP”) and in international financial reporting standards (“IFRSs”) and that their respective fair value measurement and disclosure requirements are generally the same. Thus this update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRSs. The amendment is effective for interim and annual periods beginning after December 15, 2011 and is to be applied prospectively. Early application is not permitted. The Company does not expect the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

Accounting Standards Update No. 2010-26. In October 2010, FASB issued ASU No. 2010-26 (“ASU 2010-26”), Financial Services – Insurance (FASB ASC 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of the amendments in ASU 2010-26 is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments in ASU 2010-26 specify which costs should be capitalized. The amendments in ASU 2016-26 are effective for fiscal years and interim periods within the fiscal years beginning after December 15, 2011 and can be applied prospectively upon adoption. Retrospective or prospective application is permitted. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Company adopted ASU 2010-26 effective January 1, 2012 on a prospective basis. As a result of the Company’s methodologies utilized in accounting for deferred acquisition costs, there was no material impact on its consolidated financial statements due to the adoption of ASU 2010-26.

3.	RELATED PARTY TRANSACTIONS

MGA commenced operations September 1, 2010. As a captive insurance agency formed to service HAIC, MGA has the authority to receive and accept proposals for insurance, charge and collect premiums, maintain underwriting guidelines, prepare rate filings, appoint agents and create marketing materials and advertising. As compensation for these services MGA retains the policy fees charged on each policy ranging from $50 to $75, as well as installment and delinquent collection fees. The policy fees and other miscellaneous charges were previously a component of HAIC operations.

In conjunction with the retention of certain policy fees at MGA, HAIC allocates a significant portion of its general expense base to MGA. HAIC allocated $3,949,776 and $1,322,466 of general expenses and taxes, licenses and fees to MGA during 2011 and 2010. The expense allocation agreement has been approved by the Texas Department of Insurance. On a consolidated company basis these transactions are eliminated.

During 2011 and 2010, MGA collected policy fees in the amount of $4,103,273 and $1,237,307, respectively. In 2010, HAIC retained the policy fees within the insurance company in the amount of $1,981,587. The policy fees, when added to the net premiums earned in note 13 reconcile to the net premium earned on the face of the consolidated statements of operations.

INVESTMENTS

Investment income from investments totaled $26,376 and $45,666 for the years ended December 31, 2011 and 2010, respectively. There were no realized or unrealized gains or losses recognized during 2011 and 2010 due to the short-term nature of the investments held and the intent is to hold to maturity certificates of deposit carried at amortized cost.

F-14

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

The following table provides the Company’s investment holdings by type of financial instrument:

	December 31, 2011		December 31, 2010
	Book Value	Fair Value/ Carrying Value	Book Value	Fair Value / Carrying Value
Financial Assets:
Restricted certificates of deposit	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Long-term certificates of deposit	-	-	123,695	123,695
Short-term investments	2,162,906	2,162,906	2,663,617	2,663,617
	$3,162,906	$3,162,906	$3,787,312	$3,787,312

	Range of Maturities	Interest Rates	Range of Maturities	Interest Rates

Restricted certificates of deposit	Less than 1 year	0.25% - 0.85%	Less than 1 year	0.3% - 0.6%
Long-term certificates of deposit	-	-	Greater than 1 year	1.1%
Short-term investments	Less than 1 year	0.25% - 1.1%	Less than 1 year	0.66% - 1.95%

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy established within FASB ASC 820-10 - Fair Value Measurements and Disclosures. When market prices are not available, fair value is generally estimated utilizing valuation techniques that vary by asset class and incorporate available trade, bid and other market information, when available. The acceptable valuation techniques include (a) the Market Approach, which uses prices or relevant information derived from market transactions for identical or comparable assets or liabilities, (b) the Income Approach, which converts future amounts such as cash flows or earnings to a single present value amount based on current market expectations about those future amounts, and (c) the Cost Approach, which is based on the amount that currently would be required to replace the service capacity of an asset. In certain circumstances, these valuation techniques may involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk premium inherent in a particular methodology, model or input used. The fair value hierarchy is used to prioritize valuation inputs into three levels:

▪	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. These inputs are considered to be the most reliable evidence of fair value.

▪	Level 2 – quoted prices for similar assets in active markets, quoted process from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the investment. Such inputs include market interest rates and volatilities, spreads and yield curves.

▪	Level 3 – termed unobservable inputs which are utilized in situations where there is little or no market activity for the asset or liability at the measurement date. The approach typically involves a significant subjective management judgment toward the pricing of the security.

The Company’s short-term investments comprise money market accounts and certificates of deposit held at financial institutions which are not measured at fair value, as well as money market mutual funds which are measured at fair value on a recurring basis. The following tables provide information as of December 31, 2011 and 2010, about the Company’s financial assets measured at fair value on a recurring basis:

Assets at fair value – December 31, 2011

	Level 1	Level 2	Level 3	Total
Short-term investments
Money market mutual funds	$58,996	-	-	$58,996

Total	$58,996	$-	$-	$58,996

F-15

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Assets at fair value – December 31, 2010

	Level 1	Level 2	Level 3	Total
Short-term investments
Money market mutual funds	$58,393	-	-	$58,393

Total	$58,393	$-	$-	$58,393

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

Money market mutual funds – valued at the closing price reported by the fund sponsor from an actively traded exchange. As the funds are generally maintained at a net asset value which does not fluctuate, cost approximates fair value. These are included as a Level 1 measurement in the table above.

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment, and software, net consists of the following as of December 31, 2011 and 2010, respectively:

	2011	2010	Useful Life
Computer equipment	$140,685	$82,370	3 years
Office equipment	13,999	8,761	5 years
Furniture and fixtures	88,322	70,978	5 years
Software installation and development	563,144	554,818	3 years
Total, at cost	806,150	716,927
Less accumulated depreciation and amortization	(686,958)	(611,204)
Property, equipment and software, net	$119,192	$105,723

Depreciation and amortization expense for property, equipment and software totaled $75,753 and $90,038 for the years ended December 31, 2011 and 2010, respectively.

7.	DEFERRED POLICY ACQUISITION COSTS AND CEDING COMMISSIONS

Total gross capitalized deferred policy acquisition costs at December 31, 2011 and 2010, comprised of commissions, premium taxes and costs associated with underwriting and issuing policies, were $4,429,744 and $4,220,377, respectively.

Changes in deferred policy acquisition costs for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred policy acquisition costs, beginning of the year	$4,220,377	$2,877,786
Capitalized costs	8,741,177	8,661,240
Amortized costs	(8,531,810)	(7,318,649)
Deferred policy acquisition costs, end of the year	$4,429,744	$4,220,377

Deferred ceding commissions, which represent acquisition costs associated with insurance risk ceded to other reinsurance partners, were $1,439,587 and $1,547,644 at December 31, 2011 and 2010, respectively.

F-16

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Changes in deferred ceding commissions for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred ceding commissions, beginning of the year	$1,547,644	$600,272
Capitalized costs	11,161,064	11,012,936
Amortized costs	(11,269,121)	(10,065,564)
Deferred ceding commissions, end of the year	$1,439,587	$1,547,644

8.	TWIA ASSESSMENTS

From time to time, assessments are levied on a company by the Guaranty Association of the State of Texas. Such assessments are made to cover the losses of policyholders of insolvent or rehabilitated insurers. On September 17, 2008, an assessment was levied against HAIC by the Texas Windstorm Insurance Association (“TWIA”) in the aftermath of Hurricane Ike. HAIC’s portion of the overall statutory assessment was $748,200. HAIC received an immediate premium tax credit of $400,200 for a portion of the assessment paid and established an asset for possible future recoverables under the terms of the reinsurance agreement. No further TWIA assessments have been levied against HAIC since 2008.

9.	UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Losses and loss adjustment expenses (LAE), less related reinsurance and deductibles are charged to operations as incurred. Unpaid losses and LAE are based on claims adjusters’ estimates of the cost of settlement plus an estimate for losses IBNR based upon historical experience, industry loss experience, and management’s estimates. Estimates made by management were reviewed by an independent actuary. Comparing management’s selected reserve estimate to the actuarial central estimate and range of reasonable reserves independently determined by the independent appointed actuary continues to be an important step in the reserving process of the Company, however, where differences exist and the Company believes the internally developed reserve estimate to be more accurate, management’s estimate will not change. We believe this to be consistent with industry practice. The claim reserves are continually reviewed and modified to reflect changes in status of claim costs and severity. Any resulting adjustments are charged to operations in the period in which they are determined. The total reserves for unpaid losses and LAE, net of reinsurance recoverables, were $839,974 and $773,564 at December 31, 2011 and 2010, respectively. On a gross basis, before reinsurance recoverable, the liability for losses and LAE was $9,308,974 and $6,924,564 at December 31, 2011 and 2010, respectively. The carrying value of the liability for unpaid claims and loss adjustment expenses does not take into consideration the time value of money.

Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, gross of reinsurance for 2011 and 2010:

	2011	2010
Loss and loss adjustment expenses, beginning of year	$6,924,564	$2,747,143
Reinsurance recoverables on losses and LAE	(6,151,000)	(2,135,022)
Reserve for losses and LAE, net of reinsurance recoverables, at beginning of year	773,564	612,121
Add provision for claims and LAE occurring in:

Current year	3,337,276	3,170,260
Prior years	87,000	(86,000)

Net Incurred losses and LAE during the current year	3,424,276	3,084,260

Deduct payments for claims and LAE occurring in

Current year	2,794,866	2,157,817
Prior years	563,000	765,000

Net claim and LAE payments during the current year	3,357,866	2,922,817

Reserve for losses and LAE, net of reinsurance recoverables, at end of year	839,974	773,564

Reinsurance recoverables on losses and LAE	8,469,000	6,151,000

Losses and loss adjustment expenses at December 31	$9,308,974	$6,924,564

F-17

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

As a result of additional information on claims occurring in prior years becoming available to management, changes in estimates of provision of claims and claim adjustment expenses were made resulting in an increase of $87,000 for the year ended December 31, 2011 and a decrease of $86,000 for the year ended December 31, 2010.

10.	NOTES PAYABLE

In December 2010, the Company entered into a variable rate loan agreement with a bank in the amount of $100,000, with a minimum interest rate of 5.5% per annum. The required monthly interest payments were $465 through the maturity date of December 2011. In December 2011, the note was paid in full. Interest expense paid during 2011 and 2010 was $5,210 and $0, respectively. Security on this loan included the restriction of $100,000 on depository accounts at the bank.

During 2006, the Company entered into an agreement for the purchase and service of a customer policy tracking system, financed through the vendor in the amount of $367,000.  The agreement called for payments to be made at contract inception, upon the meeting of contracted for system development milestones, as well as certain non-interest bearing installment payments to be made through December 31, 2010.    No interest was imputed on this agreement as it was determined to be immaterial.  During 2010, final installment payments totaling $60,000 were made in accordance with the agreement.

11.	STOCKHOLDERS’ EQUITY

As of December 31, 2011 and 2010, the Company has 10,000,000 shares authorized and 900,000 shares issued and outstanding of $0.0001 par value common stock. Holders of common stock are entitled to one (1) vote for each share of common stock held at all meetings of stockholders.

In addition, the Company has authorized, issued and outstanding 4,500,000 shares of 12.5% cumulative convertible series A preferred stock and 500,000 outstanding shares of 1,000,000 authorized and issued shares of 12.5% cumulative convertible series B stock all with a $0.0001 par value. The Company’s convertible preferred stock also contains the following salient features:

Series A Preferred Stock

Holders of the Series A Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series A Preferred Stock are convertible into on the record date for such vote. The holders of Series A Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class. The Company cannot grant any class or series of securities voting rights that are superior or on more favorable terms than the rights afforded the Series A Preferred Shares.

Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issues price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company Common Stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into Common Stock at the then effective conversion rate.

The holders of the Series A Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. However, the Company shall be under no obligation to declare, pay or set aside any dividends on the Series A Preferred Stock, unless the Company:

1.	declares or sets aside any dividends on any other shares of capital stock of the company;
2.	voluntarily or involuntarily enters into a liquidation, dissolution or is otherwise wound up;
3.	makes payment of dividend to holders of Series B Preferred Stock or, if any of the following takes place:

•	Voluntary Conversion – at any time at the option of the holder and without the payment of additional consideration, shares are converted into fully paid non-assessable shares of Common Stock at a price to be determined by dividing one dollar ($1.00) by the original issue price of the preferred stock.
•	Mandatory Conversion - upon the earlier of (A) the closing sale of shares of Common Stock to the public at a price of at least five dollars ($5.00) per share (subject to appropriate adjustment in the event of any stock dividends, stock split, reclassification or other similar type recapitalization affecting such shares) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty ($50) million dollars of proceeds, or a date specified by vote or written consent of the holders of at least 66.67% of the then outstanding shares of each Series of Preferred Stock, all such Series voting or consenting together as one class.

F-18

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

•	Redemption – during the redemption period, defined as any date on or after the 5th anniversary of the Series A Preferred Shares original issue date. Once the Series A shares are fully redeemed, then the holders of Series B Preferred Stock shall thereafter be entitled to redeem all the issued and outstanding shares of Series B Preferred Stock on the same terms and conditions with respect to the Series A Preferred Stock. The redemption price shall be the original issue price per share plus any and all accruing dividends that remain unpaid. If the Company does not have sufficient funds legally available to redeem shares on a redemption date, the Company shall redeem a pro rata portion of each series of preferred stock out of funds legally available.

The holders of Series A Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock, the Series B Preferred Stock or any other class or series of stock ranking junior to the Series A Preferred Stock.

Each holder of Series A Preferred Stock have the right to request redemption of its shares by the Company for a redemption price of $1 per share, plus in certain cases any accrued dividend. The redemption period for the shares of Series A Preferred Stock is either: (i) any time on or after the first anniversary of the original issuance date of the shares, if neither the Company nor any of its subsidiaries has obtained a license or certificate of authority from the Texas Department of Insurance to conduct insurance operations, (ii) the 1 year period commencing 15 months after the original issuance date of the shares, if the board of directors that the financial performance for the Company during the preceding 12 months is materially less than budgeted, or (iii) after the 5th anniversary of the original issuance date.

Series B Preferred Stock

Holders of the Series B Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series B Preferred Stock are convertible into on the record date for such vote. The holders of Series B Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class.

Each share of the Series B Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issues price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company Common Stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into Common Stock at the then effective conversion rate.

The holders of the Series B Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. However, the Company shall be under no obligation to declare, pay or set aside any dividends on the Series B Preferred Stock, unless the Company:

1.	declares or sets aside any dividends on any other shares of capital stock of the company;
2.	voluntarily or involuntarily enters into a liquidation, dissolution or is otherwise wound up;
3.	makes payment of dividend to holders of Series A Preferred Stock

F-19

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

or, if any of the following takes place:

•	Voluntary Conversion – at any time at the option of the holder and without the payment of additional consideration, shares are converted into fully paid non-assessable shares of Common Stock at a price to be determined by dividing one dollar ($1.00) by the original issue price of the preferred stock.
•	Mandatory Conversion - upon the earlier of (A) the closing sale of shares of Common Stock to the public at a price of at least five dollars ($5.00) per share (subject to appropriate adjustment in the event of any stock dividends, stock split, reclassification or other similar type recapitalization affecting such shares) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty ($50) million dollars of proceeds, or a date specified by vote or written consent of the holders of at least 66.67% of the then outstanding shares of each Series of Preferred Stock, all such Series voting or consenting together as one class.
•	Redemption – during the redemption period, defined as any date on or after the 5th anniversary of the Series A Preferred Shares original issue date. Once the Series A shares are fully redeemed, then the holders of Series B Preferred Stock shall thereafter be entitled to redeem all the issued and outstanding shares of Series B Preferred Stock on the same terms and conditions with respect to the Series A Preferred Stock. The redemption price shall be the original issue price per share plus any and all accruing dividends that remain unpaid. If the Company does not have sufficient funds legally available to redeem shares on a redemption date, the Company shall redeem a pro rata portion of each series of preferred stock out of funds legally available.

The holders of Series B Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its stockholders, after payment of the Series A Preferred Stock but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock. The Series B Preferred Stock holders are further entitled to payment of a liquidation amount of an amount equal to $1.00 per share of Series B Preferred Stock after any dividend and liquidation payments to the Series A Preferred Stock Holders and dividend payments to the Series B Preferred Stock holders have been made, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking junior to the Series B Preferred Stock.

The amended and restated certificate of incorporation also includes protective provisions for the Series B Preferred Stock, providing that at any time 250,000 or more shares of Series B Preferred Stock are outstanding, the Company may not without the consent of or affirmative vote of the holders of the Series B Preferred Stock by amendment, merger, consolidation or otherwise take certain actions, including, alter or change the voting or other power or privileges of the Series B Preferred Stock, increase the number of Series B Preferred Stock or authorize any material change in scope of the business of the corporation. The Series B Preferred Stock holders have no redemption rights.

As of December 31, 2011 and 2010, the Preferred Stock holders have not elected to convert or redeem their Preferred Stock. As of December 31, 2011 and 2010, the cumulative Preferred Stock dividends in arrears totaled $5,347,608 and $4,197,874, respectively.

F-20

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

12.	STOCK BASED COMPENSATION

The Company accounts for stock-based compensation under the fair value recognition provision of FASB ASC Topic 718 – “Compensation – Stock Compensation”.

The Company’s 2005 Management Incentive Plan (the “Plan”) provides for granting of stock options to enable the Company to obtain and retain the services of selected persons, both employees and directors, considered to be essential to the long-range success of the Company. Under the Plan, options may be granted to purchase a total not to exceed 315,790 shares in the aggregate, made up of original issue shares, treasury share or a combination of the two. At December 31, 2011, options to purchase 313,500 shares have been granted under the plan. At December 31, 2010, options to purchase 263,500 have been granted under the plan. Options have a life of 10 years and vest at a rate of 25% per year, beginning 12 months from their date of issue.

A summary of the activity of the Company’s stock option plan is as follows:

	Number of Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Cont. Term	Aggregate Intrinsic Value

Outstanding at December 31, 2009	233,500	$1.99	8.05	$1,687
Granted	30,000	2.50
Outstanding at December 31, 2010	263,500	$2.05	7.51	$100
Granted	50,000	1.50
Outstanding at December 31, 2011	313,500	$1.96	6.79	$11

Exercisable at December 31, 2011	211,375	$1.94	5.40

The fair value of options granted is estimated using a market value approach and the Black-Scholes option pricing model using the following assumptions as of December 31, 2011 and 2010:

	Years Ending December 31,
	2011	2010
Dividend Yield	0.00%	0.00%
Expected Volatility	30%	40%
Risk-free interest rate	0.25%	0.61%
Expected life (in years)	2	2
Weighted average fair value per option granted	$0.0000392	$0.0003825

No compensation expense was recognized for the years ended December 31, 2011 and 2010 as the amounts were deemed not to be material.

13.	INCOME TAXES

The Company files a consolidated federal income tax return. Allocation of tax expense or refunds among the consolidated group is based on separate return calculations.

F-21

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2011	2010
Gross Deferred Tax Assets:
Loss reserve discount	$15,727	$16,380
Unearned premium reserve discount	171,728	148,511
Organization costs (net of amortization)	67,990	72,721
Unearned ceding commissions	1,961,555	1,863,351
Deferred ceding commissions	3,712	-
Premium taxes payable	5,130	-
Net operating loss carryforward	-	429,786
Total Deferred Tax Assets	2,225,842	2,530,749
Valuation allowance	498,301	929,490
Total adjusted Deferred Tax Assets	1,727,541	1,601,259

Deferred Tax Liabilities:
Deferred policy acquisition costs	1,506,113	1,434,928
Deferred ceding commission	-	68,138
Property, equipment and software	20,447	1,245
Reinsurance Profit Commission	-	96,948
Total deferred tax liabilities	1,526,560	1,601,259
Net deferred tax assets	$200,981	$-

As of December 31, 2011 and 2010, a valuation allowance has been established in the amount of $498,301 and $929,490, respectively, against the deferred tax assets. The valuation allowance is based on management’s assessment as to whether it is more likely than not that some portion of the deferred tax assets may not be realized

The provision for federal income tax incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference for 2011 and 2010 are as follows:

2011	Tax Effect	Tax Rate
Income before taxes, at statutory rate	$441,416	34.00%
Meals and entertainment	8,816	0.68%
Other, including valuation allowance adjustment	(686)	-0.05%

Total	$449,546	34.63%

2010	Tax Effect	Tax Rate
Income before taxes, at statutory rate	$(22,751)	34.00%
Meals and entertainment	6,394	-9.56%
Other, including valuation allowance adjustment	16,357	-24.44%

Total	$-	0.00%

14.	REINSURANCE

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide HAIC with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

F-22

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

Ceded reinsurance contracts do not relieve HAIC from its obligations to policyholders. HAIC remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, HAIC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers.

From April 1, 2010, through March 31, 2011, HAIC reinsured with various reinsurers under homeowners quota share reinsurance treaties ceding 90% of its risk to reinsurers. The quota share agreement was renewed on April 1, 2011, with expiration of March 31, 2012, ceding 90% of HAIC’s risk. The total insured value is subject to a maximum limit of $1,612,500, inclusive of all additional and optional coverage. The reinsurers’ liability under the quota share arrangement beginning April 1, 2011, with respect to any one loss occurrence, shall not exceed $60,000,000. Property catastrophe treaties in effect at the end of 2011 develop over three layers and cover a gross loss of $57,000,000 excess of $3,000,000 per occurrence. HAIC’s net retention was $300,000 per occurrence.

From April 1, 2009, through March 31, 2010, HAIC reinsured with various reinsurers under homeowners quota share reinsurance treaties ceding 80% of its risk to reinsurers. The quota share agreement was renewed on April 1, 2010, with expiration of March 31, 2011, ceding 90% of HAIC’s risk. The total insured value is subject to a maximum limit of $1,612,500, inclusive of all additional and optional coverage. The reinsurers’ liability under the quota share arrangement beginning April 1, 2010, with respect to any one loss occurrence, shall not exceed $40,500,000. Catastrophe treaties in effect at the end of 2010 contained three layers and covered a gross loss of $45,000,000 excess of $3,000,000 per occurrence. HAIC’s net retention was $300,000 per occurrence.

HAIC also purchases reinsurance covering non-weather losses (three occurrences) in excess of a gross loss of $500,000 per occurrence for all coverage lines (net retained loss of $50,000). This coverage has been obtained principally to protect HAIC in the event of a large fire loss.

A reinsurance treaty covering insured automobiles became effective for the period June 1, 2010, through May 31, 2011, reinsured 90% of the risk emanating from private passenger automobile policies written by the Company. The treaty is in runoff and covers all renewals of policies in effect at the time of its expiration. From June 1, 2011, through May 31, 2012, the Company reinsures 50% of the risk emanating from all new private passenger automobile policies it writes.

In addition, the Company also purchases excess of loss reinsurance on its private passenger automobile program, covering 90% of losses from physical damage and liability claims in excess of $40,000.

The effects of reinsurance on premiums written and earned were as follows:

	2011		2010
	Written	Earned	Written	Earned
Direct premiums	$44,373,892	$43,330,707	$45,725,699	$39,086,003
Ceded premiums	(40,177,240)	(39,453,849)	(40,791,562)	(33,369,322)
Net premiums	$4,196,652	$3,876,858	$4,934,137	$5,716,681

Following is a summary of HAIC’s reinsurance balances under the above described reinsurance treaties for the year ended December 31, 2011 and 2010:

	2011	2010

Ceded premiums payable	$4,656,099	$2,825,833
Ceded loss adjustment expenses	5,219,061	2,899,738
Ceded loss and loss adjustment expense reserve	8,469,000	6,151,000
Ceded unearned premium reserve	20,008,432	19,285,041
Ceded earned premiums	39,453,849	33,369,322

The following is a summary of the names of each of HAIC’s significant reinsurer and the amount due from each:

	2010			2011
	Paid Losses & LAE	Unearned Premium	Total Receivable	Paid Losses & LAE	Unearned Premium	Total Receivable
Maiden Reinsurance Company	$425,109	$7,919,204	$8,344,313	$1,579,481	$7,769,392	$9,348,873
NGM Insurance Company	87,749	2,000,853	2,088,602	140,021	2,028,867	2,168,888
Arch Reinsurance Company	73,989	3,567,613	3,641,602	859,637	3,889,589	4,749,227
Endurance Reinsurance Corp. of America	46,603	2,229,758	2,276,361	542,491	2,430,993	2,973,484
Catlin RE	86,103	0	86,103	13,662	0	13,662
Montpeleir Insurance Company	62,375	0	62,375	4,148	0	4,148
RLI Insurance Company	0	0	0	611,696	0	611,696
SCOR Reinsurance Company	73,989	3,567,613	3,641,602	655,565	3,889,589	4,545,154
Endurance Specialty	0	0	0	0	0	0
Odyssey America Reinsurance Company	0	0	0	0	0	0
PARIS RE	1,908	0	1,908	0	0	0
Rhein-Mann	700	0	700	0	0	0
R+V Versicherung AG	0	0	0	109,875	0	109,875
SCOR Switzerland	1,942	0	1,942	0	0	0
Paladin CAT Management	0	0	0	4,741	0	4,741
Odyssey RE	0	0	0	4,741	0	4,741
SCOR Switzerland	0	0	0	0	0	0
Lloyds Syndicates	609	0	609	12,326	0	12,326
Partner RE Europe LTD (France)	0	0	0	9,059	0	9,059
Total	$861,074	$19,285,041	$20,146,116	$4,547,444	$20,008,432	$24,555,875

F-23

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

15.	CONCENTRATION OF CREDIT RISK

The Company has exposure and remains liable in the event of an insolvency of one of its primary reinsurers. Management and its reinsurance intermediary regularly assess the credit quality and ratings of its reinsurer base companies.

Financial instruments which potentially subject the Company to credit risk consist principally of cash and money market accounts on deposit with financial institutions, money market funds, certificates of deposit and premium balance in the course of collection. With respect to cash and money market accounts, Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act provides temporary (to December 31, 2012) Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on all balances held in non-interest bearing accounts. Insurance coverage on interest bearing accounts continues at $250,000 per bank. At times, the Company’s bank deposits may exceed the FDIC limit.

Concentration of credit risk with respect to premium balances in the course of collection are limited, due to the large number of insureds comprising the Company’s customer base. However, substantially all of the Company’s revenues are derived from customers in Texas, which could be adversely affected by economic conditions, an increase in competition, or other environmental changes.

16.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate office space and certain office equipment under non-cancelable operating leases which expire at various dates through 2016. Future minimum lease payments required under the non-cancelable operating leases are as follows for the years ending December 31:

2012 -	$113,055
2013 -	113,043
2014 -	105,438
2015 -	90,291
2016 -	36,890
$458,717

Rent expense under such leases was $109,590 and $57,383 for the years ended December 31, 2011 and 2010, respectively.

Litigation

The Company is the defendant in routine litigation involving matters that are incidental to the claims aspect of the Company’s business for which estimated losses are included in unpaid loss and loss adjustment expense reserves in the Company’s consolidated financial statements. It is management’s opinion that these lawsuits are not material individually or in the aggregate to the Company’s financial position, results of operations, or cash flows.

17.	REGULATORY REQUIREMENTS AND RESTRICTIONS

HAIC is subject to the laws and regulations of the State of Texas and the regulations of any other states in which HAIC conducts business. State regulators cover all aspects of the Company’s business and are generally designed to protect the interests of insurance policyholders, as opposed to the interest of stockholders. The Texas Insurance Code requires all property and casualty insurers to have a minimum of $2.5 million in capital stock and $2.5 million in surplus. Insurance companies authorized to do business in Texas as of September 1, 2009, which included HAIC, are able to increase their capital and surplus to these levels incrementally, with compliance with the new requirements by December 31, 2019. As of December 31, 2011, HAIC’s total statutory surplus was $4,984,797 (capital stock $1,500,000; surplus was $3,484,797). The incremental adjustments within the plan require HAIC to have 130% of its December 31, 2009 value of common stock in place by December 31, 2012, or $1,300,000 million. As of December 31, 2011 and at December 31, 2012 the value of HAIC common stock is $1,500,000. HAIC surplus as of December 31, 2011 was already in excess of the December 31, 2019 requirements. As such, HAIC has complied with the minimum statutory requirements of the Texas Insurance Code.

HAIC statutory net income is as follows:

•	Year ending December 31, 2010: $489,680
•	Year ending December 31, 2011 - $716,638

States routinely require deposits of assets for the protection of policyholders. As of December 31, 2011 and December 31, 2010, HAIC had certificates of deposits totaling of $1 million which had been pledged to the Texas Department of Insurance for the benefit of the State of Texas (see Note 1).

F-24

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Years Ended December 31, 2011 and 2010

The Texas Insurance Code limits dividends from Insurance Companies to their stockholders to net income accumulated in the company’s surplus account, or “earned surplus”. The maximum dividend that may be paid without approval of the Insurance Commissioner is limited to the greater of 10% of the statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. No dividends were paid by HAIC in 2011 or 2010. The amount of retained earnings that may not be transferred to the Company as of December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011		Limitation
2011 Retained Earnings	$677,742.00

Statutory Surplus	$4,984,797.00	10%	$498,480.00
Statutory Net Income	$716,638.00	100%	$716,638.00

Maximum Dividend Permitted				$716,638.00

Restricted Value of Retained Earnings				$0
	December 31, 2010		Limitation
2010 Retained Earnings	$(198,561.00)

Statutory Surplus	$4,108,494.00	10%	$410,849.00
Statutory Net Income	$489,680.00	100%	$489,680.00

Maximum Dividend Permitted				$489,680.00

Restricted Value of Retained Earnings				$0

As of December 31, 2011, HAIC had no unconsolidated subsidiaries. The value of restricted net assets for the Company’s consolidated subsidiaries as of December 31, 2011 consisted of $1,000,000 on deposit with the Texas Department of Insurance.

HAIC’s Risk Based Capital (RBC) calculation performed for the years ended December 31, 2010 and December 31, 2011 did not trigger any regulatory event. The results of the RBC calculation were not adversely impacted by the use of Permitted Accounting Practices, in that they did not trigger a regulatory event.

HAIC prepares its statutory-based financial statements in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance. Prescribed statutory accounting practices primarily include those published as statements of SAP by the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practice not so prescribed. As of December 31, 2011 and 2010 there were no material permitted statutory accounting practice utilized by HAIC.

18.	SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through the date the consolidated financial statements were available to be issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the consolidated financial statements as of December 31, 2011, except for the following:

Effective August 13, 2012, 1,000,000 Series A preferred shares were sold by a current stockholder to another current stockholder of the Company in a private sale. There was no change in the Company’s ultimate controlling party as a result of the transaction.

Effective April 1, 2012 the Company’s property reinsurance program was renewed at identical limits and retentions as the expiring program, with unaffiliated third party reinsurers as an open market purchase. In addition, effective June 1, 2012 the Company’s auto reinsurance program was extended through July 31, 2012 in respect to policies written during the term of the contract at identical limits and retentions (see Note 14).

Effective August 15, 2012, the Company purchased $5.0 million coverage in excess of its single event quota share reinsurance limit to meet what it perceived as an increase catastrophic risk due to increases in its total insured value.

F-25

Homeowners of America Holding

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

September 30, 2012 and December 31, 2011

	September 30,	December 31,
	2012	2011
Assets:
Cash and cash equivalents	10,724,842	7,193,402
Short-term investments	2,050,539	2,162,906
Restricted certificates of deposit	1,000,000	1,000,000
Long-term certificate of deposit	123,695	-
Accrued investment income	7,342	9,056
Due and deferred premiums	4,078,521	3,553,629
Amounts recoverable from reinsurance companies	45,539,863	33,610,459
Property, equipment and software, net	229,554	119,192
Deferred policy acquision costs	5,243,270	4,429,744
Deferred ceding comissions	1,439,587	1,439,587
TWIA assessments, net of ceded amounts	80,040	160,080
Prepaid expenses and other	167,774	109,350
Deferred tax assets, net	200,981	200,981

Total Assets	$70,886,009	$53,988,386

Liabilities

Loss and loss adjustment expenses	$12,812,173	$9,308,974
Advance Premiums	64,162	67,592
Ceded reinsurance premiums payable	10,615,155	4,656,099
Unearned premiums	26,774,173	22,466,254
Ceded deferred premiums	2,826,128	2,752,181
Unearned ceding commissions	6,833,130	5,769,275
Commissions payable	5,685,681	4,246,516
General and other accrued expenses payable	787,484	401,194
Income tax payable	198,373	40,527
Taxes, licenses and other fees payable	159,763	139,365

Total liabilities	66,756,222	49,847,977

Stockholders’ equity:

Preferred stock, convertible; 12.5% cumulative; $0.0001 par value per share;
Series A 4,500,000 shares authorized; 4,500,000 Shares issued and outstanding	450	450
Series B 1,000,000 shares authorized; 500,000 shares issued and outstanding	50	50
Common Stock, $0.0001 par value per share; 10,000,000 shares authorized; 900,000 shares issued and outstanding	90	90
Additional paid-in-capital	4,906,000	4,906,000
Accumulated deficit	(776,803)	(766,181)

Total stockholders’ equity	4,129,787	4,140,409

Total liabilities and stockholders’ equity	$70,886,009	$53,988,386

See accompanying notes to the consolidated financial statements.

F-26

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Nine Months Ended

September 30, 2012 and 2011

Revenues:	2012	2011

Premiums earned	$34,644,311	$32,434,624
Ceded premims	(30,918,356)	(29,664,718)
Net premiums	3,725,955	2,769,906
Policy fees	3,375,574	3,073,053
Ceding commissions	7,076,554	7,201,640
Gross investment income	13,491	17,969
Reinsurance profit sharing, installment fees and other income	1,131,256	688,645

Total Revenue	15,322,830	13,751,212

Expenses:

Losses and loss adjustment expenses	3,518,863	2,497,737
Policy acquisition expenses	7,588,107	6,850,055
Underwriting expenses	3,998,637	3,017,482

Total Expenses	15,105,607	12,365,274

Income(loss) before income taxes	217,224	1,385,938

Provision for income taxes:
Current	227,846	457,440
Deferred	-	(221,517)
Total income taxes	227,846	235,923

Net income (loss)	$(10,622)	$1,150,015

Cumulative preferred stock dividends	(970,088)	(862,301)

Net Income (loss) available to common stockholders	$(980,710)	$287,714

Basic earning per common share	$(1.09)	$0.32
Weighted average number of common shares outstanding - basic	900,000	900,000
Diluted earning per common share	$(1.09)	$0.19
Weighted average number of common shares outstanding - diluted	900,000	6,084,688
Cash dividend declared per common share	$0	$0

See accompanying notes to the consolidated financial statements.

F-27

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

For the Nine Months Ended

September 30, 2012

		Series A	Series B	Additional		Total
	Common	Preferred	Preferred	Paid-In	Accumulated	Shareholders
	Stock	Stock	Stock	Capital	Deficit	Equity
Balance December 31, 2011	$90	$450	$50	$4,906,000	$(766,181)	$4,140,409

Net Loss	-	-	-	-	(10,622)	(10,622)

Balance September 30, 2012	$90	$450	$50	$4,906,000	$(776,803)	$4,129,787

See accompanying notes to the consolidated financial statements.

F-28

Homeowners of America Holding Corporation

CONSOLIDATED STATEMENTS CASH FLOWS (UNAUDITED)

For the Nine Months Ended

September 30, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net income (loss)	$(10,622)	$1,150,015
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation & amortization	51,773	56,104
(Increase) decrease in:
Accrued investment income	1,714	14,496
Due and deferred premiums	(524,892)	564,108
Amounts recoverable from reinsurance companies	(11,929,404)	(13,714,900)
Deferred policy acquisition costs	(813,526)	(172,094)
Deferred ceding commissions	0	(71,613)
TWIA assessments, net	80,040	80,040
Federal income tax recoverable	-	-
Prepaid and other	(58,424)	(287,956)
Deferred tax assets	-	(221,517)
Increase (decrease) in:
Losses and loss adjustment expenses	3,503,199	3,656,408
Advance premiums	(3,430)	43,628
Ceded reinsurance premiums payable	5,959,056	7,812,246
Unearned premiums	4,307,919	864,166
Ceded deferred premiums	73,947	(217,198)
Unearned ceding commissions	1,063,855	(137,040)
Commissions payable	1,439,165	98,798
General and other accrued expenses	386,290	104,164
Income tax payable	157,846	46,440
Taxes, licenses and other fees payable	20,398	(540,917)
Notes Payable	-	62,831
Net Cash provided by operating activities	3,704,904	(809,791)

Cash flows from investing activities:
Maturites (Purchases) of long-term certificate of deposit	(123,695)	123,695
Withdrawals or maturities of short-term investments	116,643	497,162
Maturities (Purchases) of short-term investments	(4,276)	5,431
Additions to furniture, equipment and software	(162,135)	(68,876)
Net Cash provided by (used in) investing activities	(173,464)	557,413

Net increase (decrease) in cash and cash equivalents	3,531,440	(252,378)

Cash and cash equivalents, beginning of period	7,193,402	4,515,192

Cash and cash equivalents, end of the period	$10,724,842	$4,262,814

Supplemental disclosure of cash flow information:

Cash paid during the year for income tax	$70,000	$411,000

Cash paid during the year for interest expense	$-	$6,941

See accompanying notes to the consolidated financial statements.

F-29

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Homeowners of America Holding Corporation (HAHC) is a privately owned insurance holding company established to hold insurance entities for the purpose of marketing homeowners insurance products on a national basis. HAHC owns 100% of Homeowners of America Insurance Company (“HAIC”). HAIC is domiciled in Texas, licensed in multiple states and is authorized to write various forms of homeowners and auto insurance. Most coverage is concentrated in Texas. HAHC also owns 100% of Homeowners of America MGA, Inc. (“MGA”), a Texas Corporation, formed as a captive managing general agency to produce business for HAIC. HAHC, along with its subsidiaries HAIC and MGA, are collectively referred to as “the Company”

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Homeowners of America Holding Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid short-term investments, with original maturities of three months or less. The amount is carried as cost, which approximates fair value. At September 30, 2012 and December 31, 2011, cash and cash equivalents consist of cash on deposit with financial institutions.

Investments

The Company’s investments are comprised of short-term investments, including money market accounts held at financial institutions, money market mutual funds, and certificates of deposit with original maturities greater than three months and maturities of one year or less.  Due to the short-term nature of these investments, significant changes in prevailing interest rates and economic conditions should not adversely affect the timing and amount of cash flows on such investments or their related values. Accordingly, money market accounts and certificates of deposit are carried at cost, which approximates fair value, while money market mutual funds are measured at fair value on a recurring basis.

Certificates of deposit totaling $1 million have been pledged to the Texas Department of Insurance for the purpose of meeting state regulatory requirements. These certificates of deposit are shown separately in the accompanying consolidated balance sheets as “Restricted certificates of deposit”. Although the Company, with the approval of the Texas Department of Insurance, may replace the certificates of deposit with other funds or investments, management intends to hold the certificates of deposit to maturity. As such, the restricted certificates of deposit are carried at cost which approximates fair value. Interest earned on these investments inures to the benefit of the Company.

The Company’s investments also include certificates of deposit that mature more than one year after the balance sheet date and are reflected on the consolidated balance sheet as Long-term certificates of deposit. Based on management’s intent to hold to maturity, this investment is carried at cost. Cost approximates fair value based on the rates currently offered for deposits of similar remaining maturities.

The company’s investments in certificates of deposits and money market accounts do not qualify as securities as defined in FASB ASC 320, Investment – Debt and Equity Securities. Accordingly, the fair value disclosures required by FASB ASC 820, Fair Value Measurements and Disclosures are not provided.

F-30

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Where applicable, the Company assesses investments of an issuer currently carrying a net unrealized loss. If in management’s judgment, the decline in value is other than temporary, the cost of the investment is written down to fair value with a corresponding charge to earnings. Factors considered in determining whether an impairment exists include financial condition, business prospects and creditworthiness of the issuer, the length of time and magnitude that the asset value has been less than cost, and the ability and intent to hold such investments until the fair value recovers.

Comprehensive Income

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 220 - Comprehensive Income, requires that recognized revenues, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, these items, along with net income (loss), are components of comprehensive income. The Company characterizes their fixed income portfolio as available-for-sale securities, with appropriate adjustments to other comprehensive income. There were no qualifying items reported in comprehensive income for the nine months ended September 30, 2012 or 2011.

Recognition of Premium Revenues

Premiums are recognized as revenue on a daily pro rata basis over the policy term. The portion of premiums related to the unexpired term of policies in force as of the end of the measurement period and to be earned over the remaining term of those polices, is deferred and reported as unearned premiums.

Ceding Commission

Ceding commissions represent acquisition costs associated with insurance risk ceded to other reinsurance partners and is earned on a pro-rata basis over the life of the associated policy.

Policy Fees

Policy fee income includes application fees which are intended to reimburse the Company for a portion of the costs incurred in establishing the insurance. Policy fees on policies where premium is traditionally paid in full upon inception of the policy are recognized when written, while fees charged on policies where premiums are paid in installments, are recognized when collected.

Reinsurance Profit Sharing, Installments and Other Income

Reinsurance profit share income is recognized when earned. Installments and other fees associated with the collection of installment premium payments are recognized as income when collected. There is no amount over 5% of total revenue within this classification on the consolidated statement of operations for the nine months ended September 30, 2012 and September 30, 2011.

Property, Equipment and Software

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight- line method over the estimated useful lives of the assets, which range from 3 – 5 years. The cost and related accumulated depreciation of assets sold or disposed are removed from the accounts and the resulting gain or loss is included in the consolidated statement of operations. Maintenance and repairs are expensed as incurred.

Software installation and development is stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line basis method over three years.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment and software, are reviewed for impairment whenever business events or circumstances could lead to or indicate that the value of the asset is in fact may not be recoverable. The assessment of possible impairment is based on whether the carrying amount of the assets exceeds its fair value. The Company uses estimates of undiscounted future cash flows in determining the recoverability of long-lived assets. As of September 30, 2012 and December 31, 2011, no impairment has been recorded.

F-31

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Policy Acquisition Costs/Deferred Ceding Commissions

Deferred policy acquisitions costs (“DAC”) as of September 30, 2012 and December 31, 2011, consist of commissions, premium taxes and policy underwriting and production expenses which are incurred through and vary directly with, the level of production of new and renewal insurance business and are amortized over the terms of the policies they relate to. The method used in calculating DAC limits the amount of the deferred cost to their estimated realizable value, which gives effect to allocating their expense along with other period costs associated with the insurance business, in relation to the amount of gross premium earned on policies to which they relate and investment income. DAC is reviewed to determine if it is recoverable from future income, including investment income. The amount of DAC considered recoverable could be reduced in the near term if estimates of future premium income from their related lines of insurance are revised.

Reserve for Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses (“LAE”) are estimates of the amounts required to cover known incurred losses and LAE, developed through the review and assessment of loss reports, along with the development of known claims. In addition, loss and loss adjustment expense reserves include management’s estimate of an amount for losses incurred but not reported (“IBNR”), determined from reviewing overall loss reporting patterns as well as the loss development cycles of individual claim cases. Such liabilities are necessarily based on estimates and while management believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. The approach and methods for making such estimates and for establishing the resulting liability are continually reviewed and any adjustments are reflected in current earnings.

Due and Deferred Premiums

Due and deferred premiums consist of uncollateralized premiums and agents’ balances in the course of collection as well as premiums booked but not yet due.

Reinsurance

In the normal course of business, the Company seeks to reduce the overall exposure to losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurance enterprises or reinsurers. The Company uses only quality, financially rated reinsurers and continually monitors the financial ratings of these companies through its brokers. The amount and type of reinsurance purchased each year is based management’s estimate of its maximum projected loss potential and the conditions within the reinsurance market. The Company continually monitors its risk exposure through the use of the AIR modeling system and other modeling tools provided by its reinsurance brokers. Reinsurance premiums, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums paid for reinsurance are reported as reductions of earned premium income.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In assessing the realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

F-32

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Uncertain Tax Positions

The Company recognizes uncertain tax positions in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns, and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. At September 30, 2012, the Company’s tax years from 2009 through 2011 remain subject to examination.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s primary areas of estimate are for liabilities for unpaid losses and loss adjustment expenses, deferred policy acquisition costs, deferred tax and asset valuation, and reinsurance. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The carrying value for the Company’s cash and cash equivalents and short-term investments approximate fair values as of September 30, 2012 and December 31, 2011 due to their short-term nature. Fair value for securities are based on the framework for measuring fair value established by FASB ASC Topic 820, Fair Value Measurements and Disclosures.

Stock Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of FASB ASC Topic 718 – Compensation – Stock Compensation”, which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock issuances based on estimated fair values. In accordance with FASB ASC Topic 718, the Company recognizes stock-based compensation, if any, in the consolidated statements of operations on a straight line basis over the vesting period of the stock award.

Earnings (Loss) Per Share

Basic earnings (loss) per share of common stock is computed by dividing net income or loss, less cumulative Preferred Stock dividends for the period whether or not earned or paid, by the weighted-average number of common shares during the period. For the nine months ended September 30, 2012, the net loss attributable to common stockholders was increased for cumulative dividends on Preferred Stock during the year of $468,750. For the nine months ended September 30, 2011, net income attributable to common stockholders was decreased for cumulative dividends on Preferred Stock during the year of $468,750.

Diluted earnings (loss) per share of common stock is computed by dividing income or loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding convertible Preferred Stock and stock options.

For the nine months ended September 30, 2012, all of the Company’s potentially dilutive securities were excluded from the computation of diluted earnings per share as they were anti-dilutive. The total number of potentially dilutive shares of common stock that were excluded totaled 5,223,875 at September 30, 2012.

F-33

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2011-12. In December 2011, the FASB issued ASU No. 2011-11 (“ASU 2011-11”) Balance Sheet (FASB ASC 210), Disclosures about Offsetting Assets and Liabilities. The objective of ASU 2011-11 is to enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Sections 815-10-45 or (2) subject to enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with Section 210-20-45 or Section 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangement on an entity’s financial position. The amendments in ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures requited by ASU 2011-11 retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 will have a material impact on its consolidated financial statements.

Accounting Standards Update No. 2010-26. In October 2010, FASB issued ASU No. 2010-26 (“ASU 2010-26”), Financial Services – Insurance (FASB ASC 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of the amendments in ASU 2010-26 is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments in ASU 2010-26 specify which costs should be capitalized. The amendments in ASU 2016-26 are effective for fiscal years and interim periods within the fiscal years beginning after December 15, 2011 and can be applied prospectively upon adoption. Retrospective or prospective application is permitted. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Company adopted ASU 2010-26 effective January 1, 2012 on a prospective basis. As a result of the Company’s methodologies utilized in accounting for deferred acquisition costs, there was no material impact on its consolidated financial statements as a result of the adoption of ASU 2010-26.

F-34

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	RELATED PARTY TRANSACTIONS

MGA commenced operations September 1, 2010. As a captive insurance agency formed to service HAIC, MGA has the authority to receive and accept proposals for insurance, charge and collect premiums, maintain underwriting guidelines, prepare rate filings, appoint agents and create marketing materials and advertising. As compensation for these services MGA retains the policy fees charged on each policy ranging from $50 to $75, as well as installment and delinquent collection fees. The policy fees and other miscellaneous charges were previously a component of HAIC operations.

In conjunction with the retention of certain policy fees at MGA, HAIC allocates a significant portion of its general expense base to MGA. HAIC allocated $3,018,776 and $3,668,901 of general expenses and taxes, licenses and fees to MGA during the nine months ended September 30, 2011 and 2012, respectively. The expense allocation agreement has been approved by the Texas Department of Insurance. On a consolidated company basis these transactions are eliminated.

During the first nine months of 2012 and 2011, MGA collected policy fees in the amount of $3,375,574 and $3,073,053, respectively.

F-35

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	INVESTMENTS

Investment income from investments totaled $7,342 and $9,056 for the nine months ended September 30, 2012 and 2011, respectively. There were no realized or unrealized gains or losses recognized for the periods due to the short term nature of the investments held and the intent is to hold to maturity certificates of deposit carried at amortized cost.

The following table provides the Company’s investment holdings by type of financial instruments that were used to estimate the fair value disclosures for financial instruments:

	September 30, 2012		December 31, 2011
	Book Value	Fair Value / Carrying Value	Book Value	Fair Value / Carrying Value
Financial Assets:
Restricted certificates of deposit	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Long-term certificate of deposit	123,695	123,695	-	-
Short-term investments	2,050,539	2,050,539	2,162,906	2,162,906
	$3,174,234	$3,174,234	$3,162,906	$3,162,906

	Range of Maturities	Interest Rates	Range of Maturities	Interest Rates
Restricted certifcate of deposit	Less than 1 year	0.25% - 0.85%	Less than 1 year	0.25% - 0.85%
Long-term certificate of deposit	More than 1 year	1.24%	-	-
Short-term investments	Less than 1 year	0.25% - 0.35%	Less than 1 year	0.25% - 1.1%

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based on hierarchy established within FASB ASC 820-10 – Fair Value Measurements and Disclosures. When market prices are not available, fair value is generally estimated utilizing valuation techniques that vary by asset class and incorporate available trade, bid and other market information, when available. The acceptable valuation techniques include (a) market approach, which uses prices or relevant information derived from market transactions for identical or comparable assets or liabilities, (b) the Income Approach, which converts future amounts such as cash flows or earnings to a single present value amount based on current market expectations about those future amounts, and (c) the Cost Approach, which is based on the amount that currently would be required to replace the service capacity of an asset. In certain circumstances, these valuation techniques may involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk premium inherent in a particular methodology, model or input used.

The fair value hierarchy is used to prioritize valuation inputs into three levels:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. These inputs are considered to be the most reliable evidence of fair value.

•

Level 2 – quoted prices for similar assets in active markets, quoted process from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the investment. Such inputs include market interest rates and volatilities, spreads and yield curves.

•

Level 3 – termed unobservable inputs which are utilized in situations where there is little or no market activity for the asset or liability at the measurement date. The approach typically involves a significant subjective management judgment toward the pricing of the security.

F-36

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company’s short-term investments comprise money market accounts and certificates of deposit held at financial institutions which are not measured at fair value, on a recurring basis, as well as money market mutual funds which are measured at fair value on a recurring basis. The following tables provide information as September 30, 2012 and December 31, 2011, about the Company’s financial assets measured at fair value on a recurring basis:

Assets at fair value - September 30, 2012

	Level 1	Level 2	Level 3	Total
Short-term investment
Money market mutual funds	$60,698	-	-	$60,698
Total	$60,698	$-	$-	$60,698

Assets at fair value - December 31, 2011

Short-term investment
Money market mutual funds	$58,996	-	-	$58,996
Total	$58,996	$-	$-	$58,996

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

Money market mutual funds valued at the closing price reported by the fund sponsor from an actively traded exchange. As the funds are generally maintained at a net asset value which does not fluctuate, cost approximates fair value. These are included as a Level 1 measurement in the table above.

F-37

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	PROPERTY AND EQUIPMENT, AND SOFTWARE NET

Property, equipment, and software net consist of the following as of September 30, 2012 and December 31, 2011, respectively:

	September 30,	December 31,
	2012	2011	Useful Life
Computer equipment	$198,024	$140,685	3 years
Office equipment	13,999	13,999	5 years
Furniture and fixtures	88,525	88,322	5 years
Software installation and development	667,738	563,144	3 years
Total, at cost	968,286	806,151
Less accumulated depreciation and amortization	(738,731)	(686,958)
Property and equipment, net	$229,554	$119,192

Depreciation and amortization expense for property, equipment and software totaled $51,773 for the nine months ended September 30, 2012 and $56,104 for the nine months ended September 30, 2011.

7.	DEFERRED POLICY ACQUISION COSTS AND CEDING COMMISSIONS

Total gross capitalized deferred policy acquisition costs at September 30, 2012 and September 30, 2011 and at December 31, 2011, comprised of commissions, premium taxes and costs associated with underwriting and issuing policies were $5,243,270 and $4,392,471, and $4,429,744, respectively.

Changes in deferred policy acquisition costs for the nine months ended September 30, 2012 and 2011, and the year ending December 31, 2011 are as follows:

	September 30,	September 30,	December 31,
	2012	2011	2011
Deferred Policy Acquisition Charges, beginning of the period	$4,429,744	$4,420,377	$4,220,377
Capitalized costs	7,346,931	6,246,065	8,741,177
Amortized costs	(6,533,405)	(6,273,971)	(8,531,810)
Deferred Policy Acquisition Charges, end of the year	$5,243,270	$4,392,471	$4,429,744

F-38

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred ceding commissions, which represent acquisition costs associated with insurance risk ceded to other reinsurance partners, at September 30, 2012 were $1,439,587 and $1,619,258 at September 30, 2011, and $1,439,587 at December 31, 2011.

Changes in deferred ceding commissions for the nine months ended September 30, 2012 and 2011, and the year ended December 31, 2011 are as follows:

	September 30,	September 30,	December 31,
	2012	2011	2011
Deferred ceding commission, beginning of the period	$1,439,587	$1,547,644	$1,547,644
Capitalized costs	9,815,992	8,358,822	11,161,064
Amortized costs	(9,815,992)	(8,287,208)	(11,269,121)
Deferred ceding commission, end of the year	$1,439,587	$1,619,258	$1,439,587

8.	TWIA ASSESSMENTS

From time to time, assessments are levied on a company by the Guaranty Association of the State of Texas. Such assessment is made to cover the losses of policyholders of insolvent or rehabilitated insurers. On September 17, 2008, an assessment was levied against HAIC by the Texas Windstorm Insurance Association (“TWIA”) in the aftermath of Hurricane Ike. HAIC’s portion of the overall statutory assessment was $748,200. HAIC received an immediate premium tax credit of $400,200 for a portion of the assessment paid and established an asset for possible future recoverables under the terms of the reinsurance agreement. No further TWIA assessments have been levied against HAIC since 2008.

9.	UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Losses and loss adjustment expenses (LAE), less related reinsurance and deductibles are charged to operations as incurred. Unpaid losses and LAE are based on claims adjusters’ estimates of the cost of settlement plus an estimate for losses IBNR based upon historical experience, industry loss experience, and management’s estimates. Estimates made by management were reviewed by an independent actuary. Comparing management’s selected reserve estimate to the actuarial central estimate and range of reasonable reserves independently determined by the independent appointed actuary continues to be an important step in the reserving process of the Company, however, where differences exist and the Company believes the internally developed reserve estimate to be more accurate, management’s estimate will not change. We believe this to be consistent with industry practice. The claim reserves are continually reviewed and modified to reflect changes in status of claim costs and severity. Any resulting adjustments are charged to operations in the period in which they are determined. The total reserves for unpaid losses and LAE, net of reinsurance Recoverables were $1,246,913 at September 30, 2012 and $839,974 at December 31, 2011, respectively. On a gross Basis, before reinsurance recoverable, the liability for losses and LAE was $12,812,173 at September 30, 2012 and $9,308,974 at December 31, 2011, respectively. The carrying value of the liability for unpaid claims and loss adjustment expenses does not take into consideration the time value of money.

F-39

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, gross of reinsurance for the nine months ended September 30, 2012 and December 31, 2011:

	September 30,	December 31,
	2012	2011
Reserve for losses and LAE, at start of the period	$9,308,974	$6,924,564
Reinsurance recoverables on losses and LAE	(8,469,000)	(6,151,000)
Reserve for losses and LAE, net of reinsurance recoverables at beginning of year	839,974	773,564

Add provision for claims and LAE occurring in:
Current year	3,593,863	3,337,276
Prior years	(75,000)	87,000

Net Incurred losses and LAE during the current period	3,518,863	3,424,276

Deduct payments for claims and LAE occuring in:
Current year	2,736,740	2,794,866
Prior years	375,184	563,000

Net claim and LAE payments during the current year	3,111,924	3,357,866

Reserve for losses and LAE, net of reinsurance recoverables, at end of period	1,246,913	839,974

Reinsurance recoverables on losses and LAE	11,565,261	8,469,000

Losses and LAE reserves at end of period	$12,812,173	$9,308,974

As a result of additional information on claims occurring in prior years becoming available to management, changes in estimates of provisions of claims and claim adjustment expenses were made resulting in a decrease of $75,000 for the nine months ended September 30, 2012 and an increase of $87,000 for the year ended December 31, 2011.

10.	NOTES PAYABLE

In December 2010, the Company entered into a variable rate loan agreement with a bank in the amount of $100,000, with a minimum interest rate of 5.5% per annum. The required monthly interest payments were $465 through the maturity date of December 2011. In December 2011, the note was paid in full. Interest expense paid during the nine months ended September 30, 2012 and September 30, 2011 was $0 and $6,941 respectively. Security on this loan included the restriction of $100,000 on depository accounts at the bank until the loan was paid in full.

F-40

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCKHOLDERS’ EQUITY

As of September 30, 2012 and December 31, 2011, the Company has 10,000,000 shares authorized and 900,000 shares issued and outstanding of $0.0001 par value common stock. Holders of common stock are entitled to one (1) vote for each share of common stock held at all meetings of stockholders.

In addition, the Company has authorized, issued and outstanding 4,500,000 shares of 12.5% cumulative convertible Series A Preferred Stock and 500,000 outstanding shares of 1,000,000 authorized and issued shares of 12.5% cumulative convertible Series B stock all with $0.0001 par value. The company’s convertible preferred stock also contains the following salient features:

Series A Preferred Stock

Holders of the Series A Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series A Preferred Stock are convertible into on the record date for such vote. The holders of Series A Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class. The company cannot grant any class or series of securities voting rights that are superior or on more favorable terms than the rights afforded the Series A Preferred Shares.

Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issue price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations,, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company Common Stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into Common Stock at the then effective conversion rate.

The holders of the Series A Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. However, the Company shall be under no obligation to declare, pay or set aside any dividends on the Series A Preferred Stock, unless the Company:

1.	declares or sets aside any dividends on any other shares of capital stock of the company;
2.	voluntarily or involuntarily enters into a liquidation, dissolution or is otherwise wound up;
3.	makes payment of dividend to holders of Series B Preferred Stock or, if any of the following takes place:

•

Voluntary Conversion – at any time at the option of the holder and without the payment of additional consideration, shares are converted into fully paid non-assessable shares of Common Stock at a price to be determined by dividing one dollar $1.00) by the original issue price of the preferred stock.

•

Mandatory Conversion – upon earlier of (A) the closing sale of shares of Common Stock to the public at a price of at least five dollars ($5.00) per share (subject to appropriate adjustment in the event of any stock dividends, stock split, reclassification or other similar type recapitalization affective such shares) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty ($50) million dollars of proceeds, or a date specified by vote or written consent of the holders of at least 66.67% of the then outstanding shares of each Series of Preferred Stock, all such Series voting or consenting together as one class.

F-41

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Redemption – sharing the redemption period, defined as nay date on or after the 5th anniversary of the Series A Preferred Shares original issue date. Once the Series A shares are fully redeemed, then the holders of Series B Preferred Stock shall thereafter be entitled to redeem all the issued and outstanding shares of the Series B Preferred Stock on the same terms and conditions with respect to the Series A Preferred Stock. The redemption price shall be the original issue price per share plus any and all accruing dividends that remain unpaid. If the Company does not have sufficient funds legally available to redeem shares on a redemption date, the Company shall redeem a pro rate portion of each series of preferred stock out of funds legally available.

The holders of Series A Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its’ stockholders, before any payment shall be made to the holder of Common Stock, the Series B Preferred Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock.

Each holder of Series A Preferred Stock have the right to request redemption of its shares by the Company for a redemption price of $1 per share, plus in certain cases any accrued dividend. The redemption period of the shares of Series A Preferred Stock is either (i): any time on or after the first anniversary of the original issuance date of the shares, if neither the Company nor any of its subsidiaries has obtained a license or certificate of authority from the Texas Department of Insurance to conduct insurance operations, (ii) the 1 year period commencing 15 months after the original issuance date of the shares, if the board of directors that the financial performance for the Company during the preceding 12 months is materially less than budgeted, or (iii) after the 5th anniversary of the original issuance date

Series B Preferred Stock

Holders of the Series B Preferred Stock have the right to vote on any matter presented to the stockholders for a vote at any meeting (or written consent in lieu of meeting) and shall be entitled to cast the number of votes equal to the number of common shares into which such Series B Preferred Stock are convertible into on the record date for such vote. The holders of Series B Preferred Stock vote together with the holders of common stock or any other series of preferred stock, as a single class.

Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of common stock of the Company determined by dividing $1 with the applicable conversion price, which initially is equal to the Preferred Stock original issues price ($1) but that is subject to adjustment in certain cases of issuance of additional options or convertible securities, issuance of additional common stock, stock splits and combinations, dividend or distributions or mergers and other reorganizations, under the terms described in the Company’s amended and restated certificate of incorporation. On the earlier of a closing of a sale of the shares of Company common stock at a public price of at least $5 per share in a firm commitment underwritten public offering resulting in at least $50 million of proceeds, or a date specified by the vote or written consent of at least 66 2/3% of the outstanding shares of each series of Preferred Stock, all Preferred Shares will be subject to mandatory conversion into common stock at the then effective conversion rate.

The holders of the Series B Preferred Stock are entitled to receive dividends out of any assets legally available for payment of dividends, prior and in preferences to any declaration or payment of any dividends on the Company’s Common Stock, at the rate of 12.5% of the Preferred Stock original issue price of $1 per share of Preferred Stock per annum. The dividend accrues from day to day, whether or not earned or declared, shall be cumulative and compounded annually. However, the company shall be under no obligation to declare, pay or set aside any dividends on the Series B Preferred Stock, unless the Company:

1.	declares or sets aside any dividends on any other shares of capital stock of the company;
2.	voluntarily or involuntarily enters into a liquidation, dissolution or is otherwise wound up;
3.	makes payment of dividend to holders of Series A Preferred Stock

F-42

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

or, if any of the following takes place:

•

Voluntary Conversion - at any time at the option of the holder and without the payment of additional consideration, can be converted into fully paid non-assessable shares of Common Stock at a price to be determined by dividing one dollar ($1.00) by the original issue price of the preferred stock.

•

Mandatory Conversion – upon the earlier of (A) the closing sale of shares of Common Stock to the public at a price of at least five dollars ($5.00) per share (subject to appropriate adjustment in the event of any stock dividends, stock split, reclassification or other similar type recapitalization affecting such shares) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty ($50) million dollars of proceeds, or a date specified by vote or written consent of the holders of at least 66.67% of the then outstanding shares of each Series of Preferred Stock, all such Series voting or consenting together as one class.

•

Redemption – during the redemption period, defined as any date on or after the 5th anniversary of the Series A Preferred Shares original issue date. Once the Series A shares are fully redeemed, then the holders of Series B Preferred Stock shall thereafter be entitled to redeem all the issued and outstanding shares of Series B Preferred Stock on the same terms and conditions with respect to the Series A Preferred Stock. The redemption price shall be the original issue price per share plus any and all accruing dividends that remain unpaid. If the Company does not have sufficient funds legally available to redeem shares on a redemption date, the Company shall redeem a pro rata portion of each series of preferred stock out of funds legally available.

The holders of Series B Preferred Stock also have preferential rights in case of liquidations, dissolution or winding up of the Company, and shall be entitled to payment of its accrued dividend out of the assets or surplus funds of the Company legally available for distribution to its stockholders, after payment of the Series A Preferred Stock but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock. The Series B Preferred Stock holders are further entitled to payment of a liquidation amount of an amount equal to $1.00 per share of Series B Preferred Stock after any dividend and liquidation payments to the Series A Preferred Stock holders and dividend payments to the Series B Preferred Stock holders have been made, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking junior to the Series B Preferred Stock.

The amended and restated certificate of incorporation also includes protective provisions for the Series B Preferred Stock, providing that at any time 250,000 or more shares of Series B Preferred Stock are outstanding, the Company may not without the consent of or affirmative vote of the holders of the Series B Preferred Stock by amendment merger, consolidation or otherwise take certain actions, including alter or change the voting or other power or privileges of the Series B Preferred Stock, increase the number of Series B Preferred Stock or authorize any material change in scope of the business of the corporation. The Series B Preferred Stock holders have no redemption rights.

As of September 30, 2012 and 2011, the Preferred Stock holders have not elected to convert or redeem their Preferred Stock. As of September 30, 2012 and 2011, the cumulative Preferred Stock dividends in arrears totaled $5,660,108 and $4,510,374, respectively.

12.	STOCK BASED COMPENSATION

The Company accounts for stock-based compensation under the fair value recognition provision of FASB ASC Topic 718 – “Compensation – Stock Compensation”.

The Company’s 2005 Management Incentive Plan (the “Plan”) provides for granting of stock options to enable the Company to obtain and retain the services of selected persons, both employees and directors, considered to be essential to the long-range success of the Company. Under the Plan, options may be granted to purchase a total not to exceed 315,790 shares in the aggregate, made up of original issue shares, treasury share or a combination of the two. At September 30, 2012 and December 31, 2011, options to purchase 313,500 shares have been granted under the plan. Options have a life of 10 years and vest at a rate of 25% per year, beginning 12 months from their date of issue.

F-43

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity of the Company’s stock option plan is as follows:

	Number of Options	Weighted Avg. Exercise Price	Weighted Avg Remaining Cont. Term	Aggregate Intrinsic Value

Outstanding at December 31, 2010	263,500	$2.05	7.51	$100
Granted 2011	50,000	$1.50
Granted 7/1/2011 - 12/31/2011	-
Outstanding at December 31, 2011	313,500	$1.96	6.79	$11
Issued 1/1/2012 - 9/30/2012	-
Outstanding at September 30, 2012	313,500	$1.97	6.08	$11
Exercisable at September 30, 2012	247,250

The fair value of options granted is estimated using a market value approach and the Black-Scholes option pricing model using the following assumptions as of September 30, 2012 and 2011:

	Nine Month Ended September 30,
	2012	2011
Dividend Yield	0.00%	0.00%
Expected Volatility	30%	30%
Risk-free interest rate	0.26%	0.21%
Expected life (in years)	2	2
Weighted average fair value per options granted	$0.00	$0.00

No compensation expense was recognized for the nine months ended September 30, 2012 and 2011 as the amounts were deemed not to be material.

F-44

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES

The Company’s federal income tax return is consolidated with HAIC and MGA. Allocation of tax expense or refunds among the consolidated group is based on separate return calculations.

Taxable income differs from pretax income primarily due to discounting of loss reserves, unearned premium reserves and GAAP deferred policy acquisition costs for tax purposes at the Subsidiary level. For the calculation of September 30, 2012 deferred tax, a valuation allowance has been established in the amount of $644,415 against the net DTA of $845,396.

The consolidated recorded tax expense is $227,846 and $235,923 as of September 30, 2012 and 2011, respectively. The Company’s had no tax basis net operating loss carryforwards as of September 30, 2012 or 2011.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30, 2012	September 30, 2011
Gross Deferred Tax Assets:
Loss Reserve discount	$23,347	$10,460
Unearned premium reserve discount	214,548	168,778
Organization costs (net of amortization)	64,443	69,173
Unearned ceding commissions	2,323,263	1,816,757
Deferred ceding commissions	3,712	-
Premium taxes payable	47,384	42,254
Total gross deferred Tax Assets	2,676,697	2,107,422
Valuation allowance	644,415	203,164

Total Adjusted Deferred Tax Assets	2,032,282	1,904,258

Deferred Tax Liabilities
Deferred policy acquisition costs	1,831,301	1,682,741
Property, equipment and software	-	-

Net deferred tax assets	$200,981	$221,517

As of September 30, 2012 and September 30, 2011 a valuation allowance has been established in the amount of $644,415 and $203,164, respectively, against the deferred tax assets. The valuation allowance is based on management’s assessment as to whether it is more likely than not that some portion of the deferred tax assets may not be realized.

F-45

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for federal income tax incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference for September 30, 2012 and September 30, 2011 are as follows:

September 30, 2012	Amount	Tax Effect	Tax Rate
Income before taxes	$217,224	$73,856	34.00%
Other permanent differences	11,608	3,947	1.82%
Other, including valuation allowance adjustment	-	150,043	69.07%

Total	228,832	227,846	104.89%

September 30, 2011	Amount	Tax Effect	Tax Rate
Income before taxes, at statutory rate	$1,385,938	$471,219	34.00%
Other permanent differences	19,447	6,612	0.48%
Other, including valuation allowance adjustment	-	(241,908)	-17.45%

Total	1,405,385	$235,923	17.03%

14.	REINSURANCE

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide HAIC with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

Ceded reinsurance contracts do not relieve HAIC from its obligations to policyholders. HAIC remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, HAIC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers.

From April 1, 2010, through March 31, 2011, HAIC reinsured with various reinsurers under homeowners quota share reinsurance treaties ceding 90% of its risk to reinsurers. The quota share agreement was renewed on April 1, 2011, with expiration of March 31, 2012, ceding 90% of HAIC’s risk. The total insured value is subject to a maximum limit of $1,612,500, inclusive of all additional and optional coverage.

F-46

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reinsurers’ liability under the quota share arrangement beginning April 1, 2011, with respect to any one loss occurrence, shall not exceed $60,000,000. Property catastrophe treaties in effect at the end of 2011 develop over three layers and cover a gross loss of $57,000,000 excess of $3,000,000 per occurrence. HAIC’s net retention was $300,000 per occurrence. On April 1, 2012 the quota share agreement was renewed, with expiration as of March 31, 2012, ceding 90% of HAIC’s risk. The total insured value is subject to a maximum limit of $1,612,500, inclusive of all additional and optional coverage. The reinsurers liability under the quota share arrangement beginning April 1, 2012, with respect to any one loss occurrence shall not exceed $60,000,000. Property catastrophe treaties in effect at September 30, 2011 develop over three layers and cover a gross loss of $57,000,000 excess of $3,000,000 per occurrence. Effective August 15, 2012, Property catastrophe treaties develop over four layers and cover a gross loss of $60,000,000 excess of $3,000,000 per occurrence. HAIC’s net retention was $300,000 per occurrence.

HAIC also purchases reinsurance covering non-weather losses (three occurrences) in excess of a gross loss of $500,000 per occurrence for all coverage lines (net retained loss of $50,000). This coverage has been obtained principally to protect HAIC in the event of a large fire loss.

A reinsurance treaty covering insured automobiles became effective for the period June 1, 2010, through May 31, 2011, reinsured 90% of the risk emanating from private passenger automobile policies written by the Company. The treaty is now in runoff and covers all renewals of policies in effect at the time of its expiration as well as new business written through August 2012, when HAIC stopped writing new business under the program. Effective June 1, 2012, the Company’s auto reinsurance program was extended through July 31, 2012 in respect to policies written during the term of the contract at identical limits and retentions. In addition, the Company also purchases excess of loss reinsurance on its private passenger automobile program, covering 90% of losses from physical damage and liability claims in excess of $40,000.

The effects of reinsurance on premiums written and earned were as follows, for the nine months periods ending:

	September 30, 2012		September 30, 2011
	Written	Earned	Written	Earned

Direct premiums	$38,952,230	$34,644,311	$33,298,790	$32,434,624
Ceded premiums	(34,122,602)	(30,918,356)	(29,721,540)	(29,664,718)

Net Premiums	$4,829,628	$3,725,955	$3,577,250	$2,769,906

Following is a summary of HAIC’s reinsurance balances under the above described reinsurance treaties as of and for the nine months ended September 30, 2012 and, as of and for the year ended December 31, 2011:

	September 30, 2012	December 31, 2011

Ceded premiums payable	$10,615,155	$4,656,099
Ceded loss adjustment expenses	3,404,536	5,219,061
Ceded loss and loss adjustment expense reserve	6,314,276	8,469,000
Ceded unearned premium reserve	23,683,223	20,008,432
Ceded earned premiums	30,918,356	39,453,849

15.	CONCENTRATION OF CREDIT RISK

The Company has exposure and remains liable in the event of an insolvency of one of its primary reinsurers. Management and its reinsurance intermediary regularly assess the credit quality and ratings of its reinsurer base companies.

Financial instruments which potentially subject the Company to credit risk consist principally of cash and money market accounts on deposit with financial institutions, money market funds, certificates of deposit and premium balance in the course of collection. With respect to cash and money market accounts. Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act provides temporary (to December 31, 2012) Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on all balances held in non-interest bearing accounts. Insurance coverage on interest bearing accounts continues at $250,000 per bank. At times, the Company’s bank deposits may exceed the FDIC limit.

F-47

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of credit risk with respect to premium balances in the course of collection are limited, due to the large number of insureds comprising the Company’s customer base. Howeve revenues are derived from customers in Texas, which could be adversely affected by economic conditions, an increase in competition, or other environmental changes.

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate office space and certain office equipment under non-cancelable operating leases which expire at various dates through 2016. Future minimum lease payments required under the non-cancelable operating leases are as follows for the years ending December 31:

2012 (3 months) -	$28,279
2013	113,043
2014	105,438
2015	90,291
2016	36,890
$373,941

Rent expense under such leases was $75,147 for the nine months ended September 30, 2012 and $68,817 for the nine months ended September 30, 2011, respectively.

Litigation

The Company is the defendant in routine litigation involving matters that are incidental to the claims aspect of the Company’s business for which estimated losses are included in unpaid loss and loss adjustment expense reserves in the Company’s consolidated financial statements. It is management’s opinion that these lawsuits are not material individually or in the aggregate to the Company’s financial position, results of operations, or cash flow.

17.	REGULATORY REQUIREMENTS AND RESTRICTIONS

HAIC is subject to the laws and regulations of the State of Texas and the regulations of any other states in which HAIC conducts business. State regulations cover all aspects of the Company’s business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. The Texas Insurance Code requires all property and casualty insurers to have a minimum of $2.5 million in capital stock and $2.5 million in surplus. Companies already authorized to do business in Texas as of September 1, 2009, which includes HAIC, are able to increase their capital and surplus to these levels incrementally, with compliance with the new requirements by December 31, 2019. As of December 31, 2011, HAIC’s total statutory surplus was $4,984,797 (capital stock of $1,500,000 and surplus of $3,484,797). As of September 30, 2012, HAIC’s total statutory surplus was $5,411,866 (capital stock of $1,500,000 and surplus of $3,911,866).

States routinely require deposits of assets for the protection of policyholders. As of September 30, 2012 and December 31, 2011, HAIC had certificates of deposits totaling of $1 million which had been pledged to the Texas Department of Insurance for the benefit of the State of Texas (see note 1).

F-48

Homeowners of America Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Texas Insurance Code limits dividends from insurance companies to their stockholders to net income accumulated in the company’s surplus account, or “earned surplus”.

The maximum dividend that may be paid without approval of the Insurance Commissioner is limited to the greater of 10% of the statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. No dividends were paid by HAIC in 2012 or 2011.

HAIC prepares its statutory-based financial statements in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance. Prescribed statutory accounting practices primarily include those published as statements of SAP by the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practice not so prescribed. As of September 30, 2012 and December 31, 2011, there were no material permitted statutory accounting practice utilized by HAIC.

18.	SUBSEQUENT EVENTS

Effective December 26, 2012 the Company entered into Convertible Promissory Note agreements with Inter-Atlantic Fund, L.P. and Phoenix Associates, Inc. (Luther H. Hodges) in the amounts of $950,000 and $50,000 respectively. Both notes accrue interest at the rate of 10% per annum and are due and payable on December 26, 2013. At any date the holders of the majority interest of these notes has the right to convert all or a portion of the notes, plus accrued interest into that number of shares of the Company’s Series A Convertible Preferred Stock equal to a ratio of 1 share per $1.10 of the note’s original principal plus accrued interest. To the extent the existing Series A Convertible Preferred Stock is no longer outstanding at the time of conversion, the note shall instead be convertible, using the above ratio, into stock or other consideration received for the existing Series A Convertible Preferred Stock.

Effective December 26, 2012, HOMGA declared and paid to the Company, a $300,000 dividend.

F-49

HOMEOWNERS OF AMERICA HOLDING CORPORATION

Common Stock

PROSPECTUS

, 2013

PART TWO

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses payable by us in connection with the registration of our securities offered hereby. All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC Registration and Filing Fee	$

Legal Fees and Expenses	$

Accounting Fees and Expenses	$

Printing Fees and Expenses	$

Miscellaneous	$

TOTAL	$

Item 14. Indemnification of Directors and Officers.

Homeowners of America Holding Corporation was incorporated in the State of Delaware and is subject to the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

Our certificate of incorporation provides that the Company shall, to the fullest extent permitted by the law, indemnify and advance expenses to any person serving as a member of the Board of Directors against any expenses, liabilities or other matters referenced to in or covered by the DGCL. The Company may also indemnify and advance expenses to any officer, employee or agent of the Company or other person permitted by the DGCL to indemnify. The indemnification and advances provided for by the Certificate of Incorporation shall not be deemed exclusive of any other rights to anyone seeking indemnification may be entitled to under any bylaw, agreement, vote of the stockholders or disinterested directors, or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office and shall continue after a person ceases to be a director, officer, employee or agent and shall inure the benefit of the heirs, executors and administrators of such person.

Our Certificate of Incorporation further provides that a director of the Company shall not be liable to the Company or its stockholders for any monetary damages for breach of fiduciary duties as a director. To the extent the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of one of our directors, in addition to the limitation on personal liability provided by our certificate of incorporation, shall be limited to the fullest extent permitted by the amended DGCL.

We have obtained and maintain insurance policies insuring our directors and officers and the directors and officers of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding February 4, 2013, there have been no sales of Company securities that were not registered under the Securities Act:

Item 16. Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Homeowners of America Holding Corporation.
3.2	Bylaws of Homeowners of America Holding Corporation.
4.1	Specimen Certificate Evidencing Shares of Common Stock
4.2	Specimen Certificate Evidencing Shares of Series A Preferred Stock
4.3	Specimen Certificate Evidencing Shares of Series B Preferred Stock
4.4	Investor Rights Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and certain of its security holders.
4.5	Stock Restriction Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and Spencer W. Tucker
5.1	Opinion of Reed Smith LLP (1)
10.1	2005 Management Incentive Plan
10.2	Stock Purchase Agreement, dated September 15, 2005, between Homeowners of America Holding and Richard P. Backus
10.3	Amendment No. 1 to Stock Purchase Agreement, dated November 11, 2005, between Homeowners of America Holding and Richard P. Backus
10.4	Securities Purchase Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and certain investors. .
10.5	Employment Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and Spencer W. Tucker
10.6	Property Catastrophe Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and participants American Standard Insurance Company of Wisconsin, Sirius International Insurance Group, Underwriters at Lloyds and SCOR Global P&C SE Paris.
10.7	Property Per Risk Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and participants Hannover Rueckversicherung-Aktiengesellschaft, Lloyds Syndicate No. 2791 MAP Underwriting (MAP), Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML) and Lloyds Syndicate No. 2987 BRIT (BRIT), effective April 1, 2012
10.8	Residential Quota Share Reinsurance Contract, between Homeowners of America Insurance Company and participants Arch Reinsurance Company, Endurance Reinsurance Corporation of America, SCOR Reinsurance Company and RLI Insurance Company, effective April 1, 2012

10.9	Residential Property Quota Share Reinsurance Contract, between Homeowners of America Insurance Company and participant R+V Versicherung AG, effective April 1, 2011
10.10	Private Passenger Automobile Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and Maiden Reinsurance Services LLC, effective June 1, 2011
10.11	Addendum No. 1 to Private Passenger Automobile Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and Maiden Reinsurance Services LLC, effective June 1, 2011
10.12	Private Passenger Automobile Quota Share Reinsurance Contract, between Homeowners of America Insurance Company, Maiden Reinsurance Services, LLC and NGM Insurance Company,effective June 1, 2011
10.13	Top Layer Property Catastrophe Excess of Loss Reinsurance Contract between Homeowners of America Insurance Company, Participants R+V Versicherung AG, Houston Casualty Company; UK Branch, SCOR Global P&C SE Paris, Lloyds Syndicate No. 1274 Antares (AUL), Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML), Lloyds Syndicate No.2987 BRIT (BRIT) and Walbaoum International/Sirius International Insurance Group, effective August 15, 2012
10.14	Top Layer Property Catastrophe Excess of Loss Reinsurance Contract between Homeowners of America Insurance Company and participants Houston Casualty Company; UK Branch, SCOR Global P&C SE Paris, Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML), Lloyds Syndicate No. 2791 MAP Underwriting (MAP) and Lloyds Syndicate No.2987 BRIT (BRIT), effective August 15, 2012.
10.15	Underlying Property Catastrophe Excess Reinsurance Contract, between Homeowners of America Insurance Company and participant R+V Versicherung AG effective April 1, 2012
10.16	Print/Mail Service Contract, dated September 1, 2006, between Homeowners of America Insurance Company and PRIMORIS Services LLC.
10.17	Policy Tracking System (PTS) Product and Service Agreement, dated January 12, 2006, between Homeowners of America Holding Corporation and Information Distribution & Marketing, Inc.
10.18	Contract Addendum for Auto Line Business to PTS Contract, dated February 9, 2008, between Homeowners of America Holding Corporation and Information Distribution & Marketing, Inc.
21.1	Subsidiaries of Homeowners of America Holding Corporation
23.1	Consent of Weaver and Tidwell, L.L.P
23.2	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement)

 (1)           To be filed by amendment.

Item 17. Undertakings

(a)          The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)         Any other communication that is an offer in the offering made by the registrant to the purchaser.

(b)         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on February 7, 2013.

HOMEOWNERS OF AMERICA HOLDING CORPORATION
(Registrant)

By:	/s/ Spencer Tucker
Name:	Spencer Tucker
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints each of Spencer Tucker and Michael Rosentraub, such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Spencer Tucker	Chief Executive Officer	February 7, 2013
Spencer Tucker	(Principal Executive Officer)

/s/Michael Rosentraub	Chief Financial Officer (Principal Financial Officer	February 7, 2013
Michael Rosentraub	and Principal Accounting Officer)

/s/ Frederick S. Hammer	Director	February 7, 2013
Frederick S. Hammer

/s/ Brett G. Baris	Director	February 7, 2013
Brett G. Baris

/s/ Luther H. Hodges Jr.	Director	February 7, 2013
Luther H. Hodges Jr.

/s/ Albert R. Dowden	Director	February 7, 2013
Albert R. Dowden

/s/ James F. Leary	Director	February 7, 2013
James F. Leary

/s/ Richard L. Viton	Director	February 7, 2013
Richard L. Viton

/s/ Andrew S. Lerner	Director	February 7, 2013
Andrew S. Lerner

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Homeowners of America Holding Corporation.
3.2	Bylaws of Homeowners of America Holding Corporation.
4.1	Specimen Certificate Evidencing Shares of Common Stock
4.2	Specimen Certificate Evidencing Shares of Series A Preferred Stock
4.3	Specimen Certificate Evidencing Shares of Series B Preferred Stock
4.4	Investor Rights Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and certain of its security holders.
4.5	Stock Restriction Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and Spencer W. Tucker
5.1	Opinion of Reed Smith LLP (1)
10.1	2005 Management Incentive Plan
10.2	Stock Purchase Agreement, dated September 15, 2005, between Homeowners of America Holding and Richard P. Backus
10.3	Amendment No. 1 to Stock Purchase Agreement, dated November 11, 2005, between Homeowners of America Holding and Richard P. Backus
10.4	Securities Purchase Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and certain investors. .
10.5	Employment Agreement, dated November 11, 2005, between Homeowners of America Holding Corporation and Spencer W. Tucker
10.6	Property Catastrophe Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and participants American Standard Insurance Company of Wisconsin, Sirius International Insurance Group, Underwriters at Lloyds and SCOR Global P&C SE Paris.
10.7	Property Per Risk Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and participants Hannover Rueckversicherung-Aktiengesellschaft, Lloyds Syndicate No. 2791 MAP Underwriting (MAP), Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML) and Lloyds Syndicate No. 2987 BRIT (BRIT), effective April 1, 2012
10.8	Residential Quota Share Reinsurance Contract, between Homeowners of America Insurance Company and participants Arch Reinsurance Company, Endurance Reinsurance Corporation of America, SCOR Reinsurance Company and RLI Insurance Company, effective April 1, 2012
10.9	Residential Property Quota Share Reinsurance Contract, between Homeowners of America Insurance Company and participant R+V Versicherung AG, effective April 1, 2011
10.10	Private Passenger Automobile Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and Maiden Reinsurance Services LLC, effective June 1, 2011
10.11	Addendum No. 1 to Private Passenger Automobile Excess of Loss Reinsurance Contract, between Homeowners of America Insurance Company and Maiden Reinsurance Services LLC, effective June 1, 2011
10.12	Private Passenger Automobile Quota Share Reinsurance Contract, between Homeowners of America Insurance Company, Maiden Reinsurance Services, LLC and NGM Insurance Company,effective June 1, 2011
10.13	Top Layer Property Catastrophe Excess of Loss Reinsurance Contract between Homeowners of America Insurance Company, Participants R+V Versicherung AG, Houston Casualty Company; UK Branch, SCOR Global P&C SE Paris, Lloyds Syndicate No. 1274 Antares (AUL), Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML), Lloyds Syndicate No.2987 BRIT (BRIT) and Walbaoum International/Sirius International Insurance Group, effective August 15, 2012
10.14	Top Layer Property Catastrophe Excess of Loss Reinsurance Contract between Homeowners of America Insurance Company and participants Houston Casualty Company; UK Branch, SCOR Global P&C SE Paris, Lloyds Syndicate No. 2001 Amlin Underwriting Limited (AML), Lloyds Syndicate No. 2791 MAP Underwriting (MAP) and Lloyds Syndicate No.2987 BRIT (BRIT), effective August 15, 2012.
10.15	Underlying Property Catastrophe Excess Reinsurance Contract, between Homeowners of America Insurance Company and participant R+V Versicherung AG effective April 1, 2012
10.16	Print/Mail Service Contract, dated September 1, 2006, between Homeowners of America Insurance Company and PRIMORIS Services LLC.
10.17	Policy Tracking System (PTS) Product and Service Agreement, dated January 12, 2006, between Homeowners of America Holding Corporation and Information Distribution & Marketing, Inc.
10.18	Contract Addendum for Auto Line Business to PTS Contract, dated February 9, 2008, between Homeowners of America Holding Corporation and Information Distribution & Marketing, Inc.
21.1	Subsidiaries of Homeowners of America Holding Corporation
23.1	Consent of Weaver and Tidwell, L.L.P
23.2	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement)

_________________________

 (1)           To be filed by amendment.